Form 20-F
period 2026-03-31
Ruanyun Edai Technology Inc.
filed 2026-07-31
CIK 1873454

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2026

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

As of March 31, 2026, there were 35,550,004 ordinary shares issued and outstanding, par value $0.0002 per ordinary share.

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

☐ Yes ☐ No

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, all references in this annual report to the terms the “Company,” “we,” “us” and “our” refer to Ruanyun Edai Technology Inc., or Ruanyun, and its direct and indirect subsidiaries, including Soft Cloud Technology Limited, or Soft Cloud, Soft Cloud Smart Technology Company, Formind Global Holdings Sdn. Bhd., and Rollingthunder Technology (Jiangxi) Co., Ltd, or Rollingthunder Jiangxi, or our WFOE, which we define as our “PRC subsidiary”, but not including Jiangxi Ruanyun Technology Co., Ltd., the variable interest entity, which we define as the “VIE” herein or “Jiangxi Ruanyun”, and the subsidiaries of the VIE including Jiangxi Alphabet Technology Co., Ltd., or Jiangxi Alphabet, Jiangxi Huizuoye Technology Co., Ltd, Jiangxi Ruanyun Zhitou Education Consulting Co., Ltd. or Ruanyun Zhitou, Jiangxi Yunxiaotong Technology Co., Ltd., or Jiangxi Yunxiaotong, Gongqing City Yunxiao Bulter Technology Co., Ltd., or Gongqing Yunxiao, Chongqing Huizhi Plan Technology Co., Ltd, or Chongqing Huizhi, and the branch office of the VIE refers to Jiangxi Ruanyun Technology Co., Ltd. (Shenzhen Branch), or Shenzhen Ruanyun. We refer to the VIE, together with its subsidiaries and branch office as “the VIE and its subsidiaries” herein. As a holding company with no material operations of our own, we, Ruanyun, conduct our operations through the VIE and its subsidiaries in China based on certain contractual arrangements with Jiangxi Ruanyun and its shareholders, or the Contractual Arrangements. We have begun international expansion by establishing a subsidiary in Saudi Arabia during fiscal year 2026 and a subsidiary in Malaysia after fiscal year-end. We currently expect certain new international activities to be conducted through these subsidiaries or related platforms, subject to applicable law, local licensing, contractual arrangements and revenue-recognition analysis.

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

Our reporting currency is U.S. dollars. The functional currency of the Company and its subsidiaries incorporated in Hong Kong is U.S. dollars. The functional currency of the Company’s PRC subsidiary, the VIE and its subsidiaries is RMB. The determination of the respective functional currency is based on the criteria of Accounting Standards Codification, or ASC, Topic 830, Foreign Currency Matters. The consolidated financial statements are translated from the functional currency to the reporting currency, USD. We use the average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, except for equity, respectively. For equity items, we used the historical exchange rate to translate the equity items from functional currency to reporting currency. Translation differences are recorded in accumulated other comprehensive income, a component of shareholders’ deficits. Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are re-measured at the exchange rates prevailing at the balance sheet date. Non-monetary items that are measured in terms of historical costs in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains and losses are included in the consolidated statements of operations and comprehensive loss. The consolidated balance sheet amounts, with the exception of equity, at March 31, 2026 and 2025 were translated RMB 6.8998 to $1.00 and at RMB 7.2567 to $1.00, respectively. Equity accounts were stated at their historical rates. The average translation rates applied to consolidated statements of operations and cash flows for the years ended March 31, 2026 and 2025 were RMB 7.1019 to $1.00 and at RMB 7.2163 to $1.00, respectively.

With respect to amounts not recorded in our consolidated financial statements included elsewhere in this annual report, unless otherwise stated, all translations from RMB to U.S. dollars were made at RMB 6.8998 to $1.00, the noon buying rate on March 31, 2026, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that the RMB or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Our Corporate Structure and Arrangements with the VIE

We control and receive the economic benefits and absorb losses of the VIE and its subsidiaries’ business operations through the Contractual Arrangements. Based on the Contractual Arrangements, we account for Jiangxi Ruanyun as a VIE. More specifically, we have the power to direct the activities of Jiangxi Ruanyun and become the primary beneficiary of Jiangxi Ruanyun for accounting purposes through such Contractual Arrangements, which are less effective than direct ownership. Our power to direct the activities of Jiangxi Ruanyun and our position of being the primary beneficiary of Jiangxi Ruanyun for accounting purposes are limited to the conditions that we met for consolidation of Jiangxi Ruanyun under U.S. GAAP. Such conditions include that (i) we have the power to direct the activities that could most significantly affect the economic performance of Jiangxi Ruanyun, and (ii) we are entitled to receive benefits and obligated to absorb losses from Jiangxi Ruanyun that could potentially be significant to Jiangxi Ruanyun. Accordingly, we consolidate the accounts of Jiangxi Ruanyun for the periods presented herein, in accordance with Regulation S-X-3A-02 promulgated by the Securities and Exchange Commission, or the SEC, and ASC Topic 810-10, Consolidation: Overall. We believe the Contractual Arrangements are in compliance with the current PRC laws and are legally enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could affect the validity of the Contractual Arrangements or limit our ability to enforce the Contractual Arrangements. Furthermore, the Contractual Arrangements have not been tested in a court of law. As a result, we may be unable to consolidate the VIE and its subsidiaries in the consolidated financial statements. Our position of being the primary beneficiary of the VIE and its subsidiaries also depends on the authorization by the shareholders of the VIE to exercise voting rights on all matters requiring shareholders’ approval in the VIE. As of the date of the filing of this annual report with the SEC, we believe that the agreements on the authorization to exercise shareholders’ voting power are valid and legally enforceable. See “Item 3. Key Information-D. Risk Factors-Risks Related to our Corporate Structure” for further information. We have begun international expansion by establishing a subsidiary in Saudi Arabia during fiscal year 2026 and a subsidiary in Malaysia after fiscal year-end. We currently expect certain new international activities to be conducted through these subsidiaries or related platforms, subject to applicable law, local licensing, contractual arrangements and revenue-recognition analysis.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “goal,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this annual report are based upon information available to us as of the date of the filing of this annual report with the SEC and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements include statements about:

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

You should refer to the section titled “Item 3. Key Information-D. Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this annual report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this annual report and the documents that we reference in this annual report and have filed as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Reserved

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Corporate Structure

We depend upon the Contractual Arrangements in conducting our business in China, which may not be effective in providing control over the VIE as equity ownership.

We do not hold any equity interests in Jiangxi Ruanyun, our affiliation with Jiangxi Ruanyun is managed through the Contractual Arrangements. The Contractual Arrangements allow us to have controlling financial interest in Jiangxi Ruanyun (which often holds the licenses necessary to conduct business in the PRC), which may not be effective in providing us with control over Jiangxi Ruanyun as equity control. The Contractual Arrangements are governed by and would be interpreted in accordance with the laws of the PRC. If Jiangxi Ruanyun fails to perform the obligations under the Contractual Arrangements, we may have to rely on legal remedies under the laws of the PRC, including seeking specific performance or injunctive relief, and claiming damages. There is a risk that we may be unable to obtain any of these remedies or that the validity of the Contractual Arrangements could be threatened.

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

We are a holding company and conduct a significant part of our business operations through the Contractual Arrangements. Although Jiangxi Ruanyun does not have termination rights pursuant to the Contractual Arrangements, it could terminate, or refuse to perform under, the Contractual Arrangements. Because neither we, nor our subsidiaries, own equity interests of Jiangxi Ruanyun, the termination or non-performance of the Contractual Arrangements would sever our ability to receive payments from Jiangxi Ruanyun under our current holding company structure. While we are currently not aware of any event or reason that may cause the Contractual Arrangements to terminate, we cannot assure you that such an event or reason will not occur in the future. In the event that the Contractual Arrangements are terminated, this would have a severe and detrimental effect on our continuing business viability under our current corporate structure, which, in turn, would affect the value of your investment.

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

There are different interpretations and applications of PRC laws, rules and regulations, including the laws, rules and regulations governing the validity and enforcement of the Contractual Arrangements between the WFOE, Jiangxi Ruanyun and its shareholders. We have been advised by our PRC counsel, Hui Ye Law Firm, based on their understanding of the current PRC laws, rules and regulations, that (i) the structure for operating our business in China (including our corporate structure and Contractual Arrangements with the WFOE, Jiangxi Ruanyun and its shareholders) will not result in any violation of PRC laws or regulations currently in effect; and (ii) the Contractual Arrangements among the WFOE and Jiangxi Ruanyun and its shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. However, there are different interpretations and applications of current or future PRC laws and regulations concerning foreign investment in the PRC, and their application to and effect on the legality, binding effect and enforceability of the Contractual Arrangements. In particular, we cannot rule out the possibility that PRC regulatory authorities, courts or arbitral tribunals may adopt a different or contrary interpretation or take a view that is inconsistent with the opinion of our PRC counsel, Hui Ye Law Firm. Therefore, the Contractual Arrangements may be determined by PRC authorities to be inconsistent with the laws and regulations of the PRC, including those related to foreign investment in certain industries.

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

If the Contractual Arrangements constituting part of the VIE structure do not comply with PRC laws and regulations, or if these laws and regulations change or are interpreted differently in the future, our shares will decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIE that support a significant part of our operations.

The shareholders of the VIE may have actual or potential conflicts of interest with us and as a result may refuse to perform, or may breach, the Contractual Arrangements, which may materially and adversely affect our business and financial condition.

The shareholders of the VIE may have actual or potential conflicts of interest with us. These shareholders may refuse to perform or sign or may breach, or cause the VIE to breach, or refuse to renew, the existing Contractual Arrangements, which would have a material and adverse effect on our ability to effectively control the VIE and receive economic benefits and absorb losses from it. As a result, control over, and funds due from, the VIE may be jeopardized if the shareholders of the VIE breach, or refuse to renew, the Contractual Arrangements. For example, the shareholders may be able to cause our agreements with the VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the Contractual Arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our Company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our Company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

Our current corporate structure and business operations may be adversely affected by the Foreign Investment Law.

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

We currently conduct our main operations in China through our Contractual Arrangements. As part of these arrangements, a significant portion of the assets used in our PRC operations is held by our affiliated entities. If any of these entities becomes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. In addition, if any of our affiliated entities undergoes a voluntary or involuntary liquidation proceeding, its equity owner or unrelated third-party creditors may claim rights relating to some or all of these assets, which would hinder our ability to operate our business and could materially and adversely affect our business, our ability to generate revenue and the market price of our ordinary shares. We are also currently planning to expand our business presence in the Middle East and globally, including with the establishment of our Saudi Arabia and Malaysia subsidiaries to spearhead our international diversification efforts.

Risks Related to Doing Business in Jurisdictions in Which We Operate

A significant part of our operations is located in China. Our ability to operate in China may be impaired by changes in Chinese laws and regulations, including those relating to taxation, environmental regulation, restrictions on foreign investment, and other matters, which may cause us to make material changes to our operations, may limit or completely hinder our ability to offer or continue to offer securities to investors, and/or may cause the value of such securities to significantly decline or be worthless.

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

A significant portion of our assets and a significant part of our operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and therefore by the significant discretion of Chinese governmental authorities. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies. The increased global focus on environmental and social issues and China’s potential adoption of more stringent standards in these areas may adversely impact the operations of China-based issuers, including us.

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

Although a significant part of our current operations remains in China, we have begun geographic expansion, and plan further expansion, creating a variety of operational challenges.

Although a significant part of our current operations remains in China, our growth strategy involves the further expansion of our operations and customer base internationally. We have begun implementing this strategy, including through the establishment of an operating subsidiary in Malaysia and a regional headquarters and operating subsidiary in Saudi Arabia, and we are continuing to adapt and develop strategies to address international markets, but there is no guarantee that such efforts will have the desired effect. For example, we anticipate that we will need to establish relationships with new partners in order to expand or continue our expansion into certain countries, including Saudi Arabia, and if we fail to identify, establish, and maintain such relationships, we may be unable to execute on our expansion plans. We expect that our international activities will continue to grow for the foreseeable future as we continue to pursue opportunities in existing and new international markets, which will require significant dedication of management attention and financial resources.

Our current and future international business and operations involve a variety of risks, including:

●	slower than anticipated adoption of our services and products by international businesses;

●	changes in a specific country’s or region’s political, economic, or legal and regulatory environment, including the effects of pandemics, tariffs and trade wars, sanctions, or long-term environmental risks;

●	the need to adapt and localize our platform for Saudi Arabia and other countries, and the engineering and related costs that we may incur when making those changes;

●	greater difficulty collecting accounts receivable and longer payment cycles;

●	unexpected changes in, or the selective application of, trade relations, regulations, or laws;

●	new, evolving, and potentially more stringent regulations relating to AI Technology;

●	challenges inherent in efficiently managing, and the increased costs associated with, an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits, and compliance programs that are specific to each jurisdiction;

●	difficulties in managing a business in new markets with diverse cultures, languages, customs, legal systems, alternative dispute systems, and regulatory systems;

●	increased travel, real estate, infrastructure, and legal compliance costs associated with international operations, including increased costs associated with changing and potentially conflicting environmental regulations and requirements;

●	currency exchange rate fluctuations and the resulting effect on our revenue and expenses, and the cost and risk of utilizing mitigating derivative transactions and entering into hedging transactions to the extent we do so in the future;

●	limitations on, or charges or taxes associated with, our ability to reinvest earnings from operations in one country to fund the capital needs of our operations in other countries;

●	laws and business practices favoring local competitors or general market preferences for local vendors;

●	limited or insufficient intellectual property protection or difficulties obtaining, maintaining, protecting, or enforcing our intellectual property rights, including our trademarks and patents;

●	political instability, military conflict or war, or terrorist activities;

●	burdens of complying with laws and regulations related to taxation; and

●	regulations, adverse tax burdens, and foreign exchange controls that could make it difficult or costly to repatriate earnings and cash.

We expect to invest substantial time and resources to further expand our international operations, and, if we are unable to do so successfully and in a timely manner, our business and results of operations could suffer.

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

The Company’s auditor, Audit Alliance LLP, is PCAOB (defined below) registered and based in Singapore. Under the Holding Foreign Companies Accountable Act, or HFCAA, the Public Company Accounting Oversight Board, or PCAOB, is permitted to inspect the Company’s independent public accounting firm. However, if the PCAOB later determined that it cannot inspect or fully investigate our auditor, trading in our securities may be prohibited under the HFCAA, and, as a result, Nasdaq may determine to delist our securities.

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

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until some time after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Further, such evolving laws and regulations and the inconsistent enforcement thereof could also lead to failure to obtain or maintain licenses and permits to do business in China, which would adversely affect us.

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

We are a holding company incorporated under the laws of the Cayman Islands. We conduct a significant part of our operations in China, and a significant portion of our assets is located in China. In addition, all our senior employees reside within China for a significant portion of the time and most are PRC residents. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside mainland China, including our management. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions, including the U.S., in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

We may rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiary for our cash requirements, including for services of any debt we may incur. Our PRC subsidiary’s ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit our PRC subsidiary to pay dividends to its shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiary is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Our PRC subsidiary, as an FIE, is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at its discretion. These reserves are not distributable as cash dividends. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiary to distribute dividends or other payments to its shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

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

Any funds we transfer to our PRC subsidiary, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on FIEs in China, capital contributions to our PRC subsidiary are subject to the approval of the Ministry of Commerce of the PRC, or MOFCOM, or its local branches and registration with other governmental authorities in China. In addition, (a) any foreign loan procured by our PRC subsidiary is required to be registered with the State Administration of Foreign Exchange, or SAFE, or its local branches, and (b) our PRC subsidiary may not procure loans which exceed the statutory amount as approved by the MOFCOM or its local branches. Any medium-or long- term loan to be provided by us to our PRC subsidiary must be approved by the National Development and Reform Commission, or the NDRC, and SAFE or its local branches. We may not obtain these government approvals or complete such registrations on a timely basis, with respect to future capital contributions or foreign loans by us to our PRC subsidiary. If we fail to receive such approvals or complete such registration, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

In 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142. SAFE Circular 142 regulates the conversion by FIEs of foreign currency into Renminbi by restricting the usage of converted Renminbi. SAFE Circular 142 provides that any Renminbi capital converted from registered capitals in foreign currency of FIEs may only be used for purposes within the business scopes approved by PRC governmental authority and such Renminbi capital may not be used for equity investments within China unless otherwise permitted by PRC law. In addition, SAFE strengthened its oversight of the flow and use of Renminbi capital converted from registered capital in foreign currency of FIEs. The use of such Renminbi capital may not be changed without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been utilized. On July 4, 2014, SAFE issued the Circular of SAFE on Relevant Issues Concerning the Pilot Reform in Certain Areas of the Administrative Method of the Conversion of Foreign Exchange Funds by Foreign-invested Enterprises, or SAFE Circular 36, which launched the pilot reform of administration regarding conversion of foreign currency registered capitals of FIEs in 16 pilot areas. According to SAFE Circular 36, some of the restrictions under SAFE Circular 142 will not apply to the settlement of the foreign exchange capitals of an ordinary FIE in the pilot areas, and such FIE is permitted to use Renminbi converted from its foreign-currency registered capital to make equity investments in the PRC within and in accordance with the authorized business scope of such FIEs, subject to certain registration and settlement procedure as set forth in SAFE Circular 36. On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19. SAFE Circular 19 took effect as of June 1, 2015 and superseded SAFE Circular 36 and 142 on the same date. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes, providing entrusted loans or repaying loans between non-financial enterprises. Violations of these Circulars could result in severe monetary or other penalties. SAFE Circular 19 may significantly limit our ability to use Renminbi converted from the net proceeds of our initial public offering to fund the establishment of new entities in China by our subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiary, or to establish variable interest entities in the PRC, which may adversely affect our business, financial condition and results of operations. While we have successfully completed the necessary SAFE and MOFCOM registrations for approximately $3 million of the IPO proceeds, enabling us to remit such funds into China as shareholder loans, we cannot guarantee that the remaining balance of the proceeds can be transferred into our PRC subsidiaries on a timely basis, or at all. Any future capital contributions or loans will still be subject to NDRC filing/approval, SAFE registration, and compliance with Circular 19’s usage restrictions. Failure to obtain these approvals or registrations for the residual proceeds could continue to limit our ability to capitalize our PRC operations, which may materially and adversely affect our liquidity and expansion plans.

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

The PRC laws impose regulations of the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency into or out of China, which essentially may restrict the ability to transfer funds into or out of China. We receive a significant portion of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange regulations, without prior approval of SAFE, cash generated from the operations of our PRC subsidiary in China may be used to pay dividends to our Company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiary to pay off its debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

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

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore SPVs will be required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiary in China. On February 13, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Circular 13, which became effective on June 1, 2015. Under SAFE Circular 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

We cannot assure you that all of our shareholders that may be subject to SAFE regulations have completed all necessary registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37 and SAFE Circular 13, and we cannot assure you that these individuals may continue to make required filings or updates on a timely manner, or at all. We can provide no assurance that we are or will in the future continue to be informed of identities of all PRC residents holding direct or indirect interest in our Company. Any failure or inability by such individuals to comply with SAFE regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiary’s ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our Company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

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

Under the PRC EIT Law and its implementation rules, the profits of a foreign invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Our PRC subsidiary is wholly-owned by our Hong Kong subsidiary. Moreover, under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (1) the taxpayer must be the beneficial owner of the relevant dividends, and (2) the corporate shareholder to receive dividends from the PRC subsidiary must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the State Administration of Taxation promulgated the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties on October 27, 2009, which limits the “beneficial owner” to individuals, projects or other organizations normally engaged in substantive operations, and sets forth certain detailed factors in determining the “beneficial owner” status. In current practice, a Hong Kong enterprise must obtain a tax resident certificate from the relevant Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority. As of the date of the filing of this annual report with the SEC, we have not commenced the application process for a Hong Kong tax resident certificate from the relevant Hong Kong tax authority, and there is no assurance that we will be granted such a Hong Kong tax resident certificate.

Even after we obtain the Hong Kong tax resident certificate, we are required by applicable tax laws and regulations to file required forms and materials with relevant PRC tax authorities to prove that we can enjoy 5% lower PRC withholding tax rate. Soft Cloud Technology Limited intends to obtain the required materials and file with the relevant tax authorities when it plans to declare and pay dividends, but there is no assurance that the PRC tax authorities will approve the 5% withholding tax rate on dividends received from Soft Cloud Technology Limited.

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

On April 21, 2020, then SEC Chairman Jay Clayton and then PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in, or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets. On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in a “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of directors for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors. On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for two consecutive years, the issuer’s securities are prohibited to trade on a U.S. securities exchange or U.S. over-the-counter market. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law.

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

On December 2, 2021, the SEC adopted final amendments to its rules implementing the Holding Foreign Companies Accountable Act. These amendments include the following:

●	The SEC now has the power to identify issuers whose auditors the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in any non-U.S. jurisdiction, or a PCAOB-Identified Firm. The SEC will provisionally identify any such issuer as a “Commission-Identified Issuer” on the SEC’s website. If such issuer does not dispute the identification within 15 business days, the SEC’s determination will be conclusive.

●	The SEC will impose an initial trading prohibition on Commission-Identified Issuers trading on U.S. securities exchanges and U.S. over-the-counter markets. If the SEC ends the initial trading prohibition and, thereafter, the issuer is again determined to be a Commission-Identified Issuer, the SEC will impose a subsequent trading prohibition on the issuer for a minimum of five years. To end an initial or subsequent trading prohibition, a Commission-Identified Issuer must certify that it has retained or will retain a non-PCAOB-Identified Firm.

●	A Commission-Identified Issuer that is not owned or controlled by a governmental entity in the foreign jurisdiction of its PCAOB-Identified Firm must submit to the SEC documentation establishing that the issuer is not so owned or controlled.

●	A Commission-Identified Issuer that is also a foreign issuer will be required to include additional disclosures in its annual report for each year in which it is a Commission-Identified Issuer, including naming its PCAOB-Identified Firm, percentage ownership by foreign governmental entities, the name of each official of the Chinese Communist Party who is a member of the issuer’s board of directors or the operating entity with respect to the entity, and whether the issuer’s articles of incorporation contain any charter of the Chinese Communist Party.

●	In addition to providing the required disclosures for the Commission-Identified Issuer, the issuer must look through any VIE or similar structure that results in additional foreign entities being consolidated in its financial statements, and provide the required disclosures about any such consolidated operating company in the relevant jurisdiction.

On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions, which determinations were vacated by the PCAOB on December 15, 2022.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol, or the SOP, with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations, or together, the SOP Agreement, established a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law.

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

Risks Related to Our Business and Industry

Our strategic transition and management operating categories may not result in durable revenue growth, margin improvement or separate reportable segments, and may divert resources from our historical business.

We are pursuing a strategic transition beyond our historical SmartExam® and SmartHomework® product lines toward a broader AI-enabled education, campus services and institutional technology platform. Our current management operating categories - Campus & Education Services, International Education & Testing, and AI Applications & Enterprise Solutions - are used for business planning and disclosure discussion purposes only and are not presented as separate reportable segments in this annual report. These categories may change as our business evolves, and there is no assurance that any of these initiatives will become a separate reportable segment or a durable source of profitable growth.

Fiscal year 2026 results reflected a significant shift in revenue mix toward Campus & Education Services, including Smart Campus Services and related campus operations and student-life services. Although this shift contributed to revenue growth, it also contributed to a lower consolidated gross margin. We may be unable to scale higher-margin AI application and international education initiatives quickly enough to offset the lower-margin profile, working-capital requirements or execution risks of Smart Campus Services. Any failure to manage this transition could materially and adversely affect our business, financial condition, results of operations and investor perception of our business.

Our Smart Campus Services business involves operational, accounting, regulatory, margin and working-capital risks that differ from our historical education technology business.

Smart Campus Services may involve campus operations, food-service management, merchant settlement or support, dormitory utilities, student-life workflows, vocational development and related institutional support services. These activities may expose us to risks that differ from our historical SmartExam®, SmartHomework®, content, software and digitalization businesses, including reliance on third-party operators, merchants, schools and service providers; food safety, campus safety, student-safety and service-quality risks; merchant, operator, student or school disputes; licensing, tax, payment, procurement, labor and local regulatory requirements; customer concentration and collection risks; settlement-cycle and working-capital risks; and lower gross margins and different working-capital profiles.

In addition, certain Smart Campus Services arrangements may require significant judgment under U.S. GAAP, including whether the Company acts as principal or agent, whether amounts collected or remitted on behalf of merchants, operators or other third parties should be presented gross or net, whether the relevant entities should be consolidated, and when revenue should be recognized. Changes in these judgments or audit conclusions could materially affect our reported revenue, cost of revenue, gross profit and gross margin without necessarily changing the underlying operating activity. If we are unable to manage these operational and accounting risks, our business, reputation, financial condition and results of operations could be materially and adversely affected.

Our AI application initiatives, including Cogni AI and YeeZo, are subject to commercialization, implementation, data-security, document-processing and output-reliability risks.

We have introduced AI application initiatives such as Cogni AI and YeeZo, and may introduce additional AI application products in the future. These initiatives may not achieve market acceptance or generate material revenue. Customers may require customization, private deployment, integration with legacy systems, data migration, training, support and ongoing maintenance, which may increase costs and lengthen sales cycles. Cogni AI and related document-intelligence products may process confidential enterprise, institutional, educational or government-related documents, and errors in data migration, document recognition, workflow automation, model output or integration with customer systems could result in customer dissatisfaction, liability claims, confidentiality breaches or reputational harm. AI systems may produce inaccurate, incomplete or inappropriate outputs, and any reliance by customers on such outputs could result in dissatisfaction, liability claims or reputational harm. These products may also involve additional cybersecurity, confidentiality, data-protection and compliance risks. If we are unable to manage these risks, our business and results of operations could be materially and adversely affected.

Our international expansion and related-party channel arrangements may not result in material revenue to us and may create conflicts of interest.

Certain of our international initiatives involve subsidiaries, strategic associates, customers or partners outside China, including in Saudi Arabia and Malaysia. Certain arrangements relating to HanLink involve Link Door Smart Company, a Saudi Arabia-based entity owned 75% by Ms. Yan Fu, our chief executive officer, and 25% by Mr. Cong Zhao, our chief technology officer. Revenue generated by a strategic associate or channel partner is not automatically revenue of the Company, and we may receive only license, implementation, support, service, revenue-share or other fees to the extent provided by applicable agreements and recognized under applicable accounting standards. These structures may give rise to actual or perceived conflicts of interest, related-party transaction concerns, foreign regulatory requirements and execution risks. If we are unable to structure, approve, disclose and manage these arrangements appropriately, our business, reputation and results of operations could be materially and adversely affected.

Our student recruitment and international education support services may not generate expected commissions and may expose us to education-agent, enrollment, visa, refund and partner-performance risks.

Our International Education & Testing initiatives may include student recruitment and support services, testing services and other education-related services outside China. These activities may depend on university or school partners, local education regulations, education-agent licensing or registration requirements, student visa and immigration processes, student enrollment and payment, refund or clawback rights, partner performance, and student complaints or disputes. Agreements that provide for per-student commissions or similar fees may not generate minimum revenue, and revenue may be recognized only when applicable performance obligations are satisfied and variable consideration constraints, refunds or cancellation rights have been evaluated. If we are unable to manage these risks, our international education initiatives may not generate material revenue and our reputation, business and results of operations could be adversely affected.

We have a limited operating history. There is no assurance that our future operations will be profitable. If we cannot generate sufficient revenues to operate profitably, we may suspend or cease operations.

We incurred a net loss of $7.91 million and generated revenue of $7.48 million for the year ended March 31, 2026. Given our limited operating history, there can be no assurance that we can build our business such that we can continuously earn a significant profit or any profit at all. The future of our business will depend upon our ability to obtain and retain customers and when needed, obtain sufficient financing and support from creditors, while we strive to achieve and maintain profitable operations. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the operations that we undertake. There is no history upon which to base any assumption that our business will prove to be successful, and there is significant risk that we will not be able to generate the sales volumes and revenues necessary to achieve profitable operations. To the extent that we cannot achieve our plans and generate revenues which exceed expenses on a consistent basis, our business, results of operations, financial condition and prospects will be materially adversely affected.

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

We have incurred recurring losses and negative operating cash flows, and future liquidity constraints could adversely affect our ability to continue as a going concern.

As discussed in Note 2 to our consolidated financial statements included elsewhere in this annual report, the accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future.

As reflected in the accompanying consolidated financial statements, the Company incurred a net loss of $7.91 million and recorded cash outflow from operating activities of $9.15 million for the year ended March 31, 2026 and, as of that date, accumulated deficit was $23.48 million. These conditions, together with our operating cash requirements and working-capital needs, raised substantial doubt about our ability to continue as a going concern for the twelve months following issuance of the consolidated financial statements.

Management’s plans to address these conditions include the use of IPO proceeds and existing cash resources, collection of accounts receivable, renewal or replacement of bank loans, cost controls, continued development of Smart Campus Services, AI application and international education initiatives, and, if necessary, additional debt or equity financing. In December 2025, we entered into a purchase agreement pursuant to which we may sell up to $100.0 million of our ordinary shares from time to time over the 36-month period beginning December 17, 2025, subject to the terms of such purchase agreement. In April 2026, we also completed an equity financing for gross proceeds of approximately $1.73 million. In May 2026, we obtained a loan from a bank of approximately $1.4 million to support our working capital needs. As a result, management concluded that cash from operations, existing cash and cash equivalents, and bank loans are sufficient to fund our operating activities, capital expenditures, and other obligations for the next 12 months, though our ability to continue as a going concern remains dependent upon successfully executing these plans, securing additional financing, and achieving profitable operations. Nevertheless, our future liquidity remains dependent on our ability to successfully execute our operating plan, improve profitability, manage working capital, renew or obtain financing and access capital on acceptable terms. If we are unable to do so, our business, financial condition and results of operations could be adversely affected.

The growth and success of our business depend on our ability to develop and commercialize new services and products while maintaining our historical education technology capabilities.

The markets for our products and services are characterized by rapid technological change, evolving customer requirements, changing education and campus operating needs and new product and service introductions. Our future growth will depend on our ability to maintain and enhance our historical SmartExam® and SmartHomework® technologies while also developing and commercializing newer Smart Campus, AI application and international education initiatives. These initiatives may require upfront investments in technology, operations, compliance, localization, implementation support and partner relationships, and they may not achieve expected market acceptance or profitability. If we fail to adapt to changing market requirements or fail to develop and commercialize suitable products and services in a timely and cost-effective manner, our business and results of operations could be materially and adversely affected.

Demand for our historical intelligent-learning products may decline or become less predictive of our future performance as our business mix changes.

We historically operated in the intelligent learning industry, and our SmartExam® and SmartHomework® products continue to support our technology base, data resources and school-facing relationships. However, our fiscal year 2026 revenue mix changed materially as Smart Campus Services and related campus operations became a larger contributor to revenue. As a result, user acceptance of historical intelligent-learning products may be less predictive of our future revenue, gross margin and profitability than in prior periods. At the same time, if schools, students, institutional customers or other users do not continue to accept our historical products or newer offerings, including Smart Campus, AI application and international education products, our business, financial condition and results of operations could be materially and adversely affected.

If we fail to develop and apply our technologies to support and expand our product and service offerings or if we fail to timely respond to the rapid changes in industry trends and users’ preferences, we may lose market share and our business may be materially and adversely affected.

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

We may not successfully broaden our monetization channels beyond historical K-12 education technology revenue streams.

We are seeking to broaden our monetization channels by developing Smart Campus Services, AI-based digital technology services, vocational and adult learning applications, international education initiatives and enterprise or institutional AI application products. These efforts may not achieve anticipated results, may require additional capital and management resources, and may have different revenue recognition, margin, cash collection and regulatory characteristics from our historical products. If we fail to convert our technology base, data resources and school-facing relationships into sustainable revenue across these newer channels, we may not be able to increase or maintain revenue growth or improve profitability, which could materially and adversely affect our business, financial condition and results of operations.

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

Our industry in China is developing rapidly and related technology trends are constantly evolving. This results in the frequent introduction of new services and products and price competition from our competitors. We may be unable to offset the effect of declining average sales prices through increased sales volumes or reductions in our costs. Furthermore, we may be forced to reduce the prices of our services and products in response to offerings made by our competitors. Finally, we may not have the same level of bargaining power we have enjoyed in the past when it comes to negotiating for the prices of our services and products, all of which could lead to reduced revenues and profitability.

We generate a significant portion of our revenues from a limited number of major customers and loss of business from these customers could reduce our revenues and significantly harm our business.

For the year ended March 31, 2026, two major customers accounted for 13% and 11% of the Company’s total revenue, and three major customers accounted for 18%, 16% and 12% of accounts receivable. For the year ended March 31, 2025, two major customers accounted for 30% and 14% of our total revenue, and two major customers accounted for 20% and 19% of accounts receivable.

The customer that accounted for 13% of our total revenues for the year ended March 31, 2026 was Jiangxi Wuwei Management Co., Ltd., from our Smart Campus Services. The customer that accounted for 11% of our total revenue for the year ended March 31, 2026 was Nanchang Institute of Science & Technology, a related party, from our Smart Campus Services. The customer that accounted for 30% of our total revenues for the year ended March 31, 2025 was Jiangxi Xinhua Distribution Group Co., Ltd., Education Books Branch, a client in the digital publishing business. Although arrangements with Jiangxi Xinhua Distribution Group Co., Ltd., Education Books Branch, historically generated significant revenue, PRC education policies affecting teaching auxiliary materials and extracurricular reading materials have caused us to reduce this type of business beginning in fiscal year 2025 and shift toward AI-based digital technology services, Smart Campus Services and other initiatives.

Nevertheless, our ability to maintain relationships with major customers, schools, campus operators, institutional counterparties and other channel or service partners is essential to our business. The volume of work performed for a specific customer or counterparty is likely to vary from year to year, and we generally do not have long-term commitments from customers to purchase our services. A major customer in one year may not provide the same level of revenue in a subsequent year. In addition, as our business mix shifts toward Smart Campus Services, AI applications and international education initiatives, our customer-concentration profile may change. The loss of any major customer, school, campus operator, institutional counterparty or important channel relationship could adversely affect our financial condition and results of operations.

Our business may depend on third-party vendors and service providers, and disruptions in those relationships could adversely affect our operations.

For the year ended March 31, 2026, no vendors accounted for over 10% of the Company’s total purchases, and no vendor accounted for 10% of accounts payable. For the year ended March 31, 2025, four vendors accounted for 14%, 12%, 12% and 11% of the Company’s total purchases, and four vendors accounted for 21%, 14%, 12% and 11% of accounts payable. As our Smart Campus Services business grows, we may rely on food-service providers, merchants, utility providers, campus service providers, technology vendors, content suppliers and other counterparties that differ from our historical education technology vendors. Any difficulty replacing key vendors or service providers, or any disruption in their performance, pricing, licensing, compliance or payment terms, could negatively affect our operations, gross margin, working capital and results of operations.

Students, schools, campus partners, institutional customers or other users may decide not to use our products and services, which may adversely affect our business, financial condition and results of operations.

The success of our business depends on our ability to deliver reliable and useful products and services across our historical education technology products and newer Smart Campus, AI application and international education initiatives. We may not always be able to meet the expectations of students, schools, campus partners, merchants, institutional customers or other users due to service quality issues, product performance, perceived lack of improvement in outcomes, operational failures, implementation delays, pricing, regulatory constraints or other factors outside our control. These factors may reduce user engagement, weaken customer relationships and make it more difficult to attract new customers or partners, any of which could materially and adversely affect our business, financial condition and results of operations.

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

We operate in competitive markets for education technology, campus services, AI applications and international education services. Competition may result in pricing pressures, reduced gross margins, increased implementation or service costs, lost market share or an inability to grow newer initiatives. We compete for customers, schools, campus partners, institutional users, technology talent and channel relationships on the basis of brand, price, service quality, product functionality, implementation capability, regulatory compliance and partner relationships. Many competitors may have longer operating histories, broader customer bases, lower operating costs, stronger relationships with schools, campus operators or government-related counterparties, greater brand recognition or greater financial, research and development, marketing, distribution and other resources than we do. If we fail to maintain our reputation and competitiveness across these markets, demand for our products and services could decline.

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

Although our brand has historical recognition in the PRC education technology market, maintaining and enhancing brand recognition across Smart Campus Services, AI application products and international education initiatives may be more difficult and costly than maintaining recognition for our historical SmartExam® and SmartHomework® products. Successful promotion of our brand will depend on our ability to provide reliable and useful products and services, manage campus operations and service quality, support international partners and customers, and maintain compliance with applicable laws and regulations. Brand promotion activities may not yield increased revenue, and any increased revenue may not offset the expenses we incur. If we fail to promote and maintain our brand across our evolving business lines, our business, operating results and financial condition could be materially adversely affected.

Our revenues and results of operations are affected by seasonal trends and changes in revenue mix, and period-to-period comparisons may not indicate future performance.

Our historical government procurement businesses, including SmartExam® and SmartHomework® platform projects, have been affected by seasonality, including procurement activity that often occurs in the third and fourth quarters. As our revenue mix changes, our results may also be affected by campus operating cycles, school calendars, student-life service usage, contract acceptance timing, merchant or operator settlement cycles, and the timing of AI application or international education contracts. In addition, changes in gross-versus-net presentation or revenue recognition timing may affect comparability across periods. As a result, period-to-period comparisons of our operating results may not be indicative of future performance, and we believe it is more meaningful to evaluate our business on an annual basis and in light of changes in our revenue mix.

Any failure to offer high-quality customer support may adversely affect our relationships with our customers, which could adversely affect our reputation, business, results of operations and financial condition.

Our ability to retain existing customers and attract new customers depends on our ability to maintain a consistently high level of customer service and technical support. Our customers depend on our service support team to assist them in utilizing our services effectively and to help them to resolve issues quickly and to provide ongoing support. If we are unable to hire and train sufficient support resources or are otherwise unsuccessful in assisting our customers effectively, it could adversely affect our ability to retain existing customers and could prevent prospective customers from adopting our services. We may be unable to respond quickly enough to accommodate short-term increases in demand for customer support. We also may be unable to modify the nature, scope and delivery of our customer support to compete with changes in the support services provided by our competitors. Increased demand for customer support, without corresponding revenue, could increase our costs and adversely affect our business, results of operations and financial condition. Our sales are highly dependent on our business reputation and on positive recommendations from customers. Any failure to maintain high-quality customer support, or a market perception that we do not maintain high-quality customer support, could adversely affect our reputation, business, results of operations and financial condition.

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

We must often assist our customers in achieving successful implementation of our services and products, which we do through our technical support services. If our customers are unable to implement our services and products successfully, or unable to do so in a timely manner, customer perceptions of our services and products may be harmed, our reputation and brand may suffer, and customers may choose to cease usage of our services and products or not to expand their use of our services and products. Our customers may need training in the proper use of and the variety of benefits that can be derived from our services and products to maximize their benefits. If our services and products are not effectively implemented or used correctly or as intended, or if we fail to adequately train on how to efficiently and effectively use our services and products, our customers may not be able to achieve satisfactory outcomes. This could result in negative publicity and legal claims against us, which may cause us to generate fewer sales to new customers and reductions in renewals or expansions of the use of our services with existing customers, any of which would harm our business and results of operations.

Failure to adhere to the regulations that govern our business could result in our being unable to effectively perform our services, which could have a material adverse effect on our business and results of operations.

We are required under various Chinese laws to obtain and maintain permits, licenses and qualifications to conduct our business. Our historical business has involved licenses such as the Publication Business License and the Value-Added Telecommunications Business License of the People’s Republic of China. As our business expands into Smart Campus Services, campus operations, student-life services, AI application products and international education initiatives, we may become subject to additional or different licensing, food-service, campus-service, payment, procurement, data, AI, education-agent, testing, student recruitment or local regulatory requirements in China, Saudi Arabia, Malaysia or other jurisdictions. If we do not obtain or maintain required licenses or qualifications, we may be unable to provide services, recognize revenue, attract customers or partners, or continue certain operations.

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

Importantly, the data leakage incident did not impact our initial public offering approval status in the PRC. In July 2023, we received a notification from the CAC confirming that our initial public offering was not subject to cybersecurity review by the CAC. Our PRC legal counsel, Hui Ye Law Firm, has advised us that this determination remains valid and unaffected by the data leak because (i) the CAC’s decision was based on the information available at the time, and the incident occurred after the notification was issued, (ii) the administrative penalty was imposed under the data security law, which pertains solely to data management compliance and is unrelated to the cybersecurity review, and (iii) the leaked data involved only anonymized student learning information, which did not include any important data or personal information, nor did it raise any national security concerns given its nature and its limited scope, making it unlikely to trigger new cybersecurity concerns or require a reevaluation by the CAC.

Although the data leakage incident did not have a material adverse effect on our financial condition or results of operations – the fine of RMB 200,000 (approximately $27,885) accounting for approximately 0.2% of our total assets and approximately 0.4% of our total revenue for the year ended March 31, 2026 – the unauthorized disclosure or improper use of data, or future cybersecurity breaches, could have severe consequences. This includes reputational harm, decreased customer trust, potential loss of business, increased operational costs for addressing such incidents, and potential penalties or litigation. Despite the completion of the aforementioned investigation and our implementation of the required rectification measures, we cannot assure you that a similar data leakage incident will not occur again in the future.

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

As a network platform operator who possesses personal information of more than one million users for purposes of the Cybersecurity Review Measure, we applied for a cybersecurity review with the CAC with respect to our initial public offering pursuant to the Cybersecurity Review Measure. Based on our understanding of the current PRC laws, rules, and regulations and the advice of our PRC legal counsel, Hui Ye Law Firm, the VIE and its subsidiaries qualify as “personal information processors” under the Law on Personal Information Protection, or the PIP Law, because they process personal information authorized by legal owners pursuant to signed agreements, which permit the use of such information to provide services within the authorization period. However, neither we nor the VIE or its subsidiaries is an operator of any “critical information infrastructure” as defined under the Cybersecurity Law and the Regulations on Security Protection of Critical Information Infrastructure (promulgated on July 30, 2021), as none of the entities engage in important public communication and information services, energy, transportation, water conservancy, finance, public services, e-government, defense technology and industry, as well as other important network facilities, information systems that may seriously endanger national security, national economy and people’s livelihood. Subsequently, in July 2023, we received notification from the CAC stating that our initial public offering was not subject to a cybersecurity review by the CAC.

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

The PRC Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. If our data processing activities are found not to be in compliance with this law, we could be ordered to make corrections, and under certain serious circumstances, such as severe data divulgence, we could be subject to penalties, including the revocation of our business licenses or other permits.

On July 7, 2022, CAC promulgated the Measures for the Security Assessment of Data Cross-border Transfer, effective on September 1, 2022, which requires the data processors to apply for data cross-border security assessment coordinated by the CAC under the following circumstances: (i) any data processor transfers important data to overseas; (ii) any critical information infrastructure operator or data processor who processes personal information of over 1 million people provides personal information to overseas; (iii) any data processor who provides personal information to overseas and has already provided personal information of more than 100,000 people or sensitive personal information of more than 10,000 people to overseas since January 1st of the previous year; and (iv) other circumstances under which the data cross-border transfer security assessment is required as prescribed by the CAC.

As the VIE and its subsidiaries do not operate any critical information infrastructure, do not process personal information of more than 1,000,000 individuals, have not provided personal information of more than 100,000 individuals or sensitive personal information of more than 10,000 individuals overseas since January 1 of the previous year, and have not processed “important data” under the Security Assessment Measures for Outbound Data Transfer, the VIE and its subsidiaries are currently not subject to the data cross-border security assessment. However, if such assessment is required in the future, we cannot assure you that we will complete the relevant procedures on a timely basis.

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities, which were made available to the public on July 6, 2021. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings of China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirements in the future. As these opinions were recently issued, official guidance and interpretation of the opinions remain unclear in several respects at this time. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis.

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

In recent years, there have been outbreaks of epidemics in various countries, including China. In general, our business could be adversely affected by the effects of epidemics, including, but not limited to, COVID-19, avian influenza, severe acute respiratory syndrome (SARS), the influenza A virus, Ebola virus, severe weather conditions such as a snowstorm, flood or hazardous air pollution, or other outbreaks. In response to an epidemic, severe weather conditions, or other outbreaks, government and other organizations may adopt regulations and policies that could lead to severe disruption to our daily operations, including temporary closure of our offices and other facilities. These severe conditions may cause us and/or our partners to make internal adjustments, including but not limited to, temporarily closing down business, limiting business hours, and setting restrictions on travel and/or visits with clients and partners for a prolonged period of time. Various impacts arising from severe conditions may cause business disruption, resulting in a material adverse impact to our financial condition and results of operations.

We have engaged in transactions with related parties, and such transactions present possible conflicts of interest that could have an adverse effect on our business and results of operations.

We have entered into a number of transactions with related parties, including amounts due to and from related parties, including Ms. Yan Fu, our director and chief executive officer and chief executive officer of Jiangxi Ruanyun, Mr. Cong Zhao, our chief technology officer, Mr. Linhua Wan, a management staff member of Jiangxi Alphabet, and Mr. Xili Huang, a majority shareholder of Jiangxi Yiluyun Technology Co., Ltd., of which a minority shareholder of Jiangxi Ruanyun is an affiliate, Nanchang Institute of Science & Technology, AI Soft Cloud LLC, and Link Door Smart Company. See “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions.” We may in the future enter into additional transactions with entities in which members of our board of directors and other related parties hold ownership interests.

Transactions with related parties present potential for conflicts of interest, as the interests of related parties may not align with the interests of our shareholders. Although we believe that these transactions were in our best interests, we cannot assure you that these transactions were entered into on terms as favorable to us as those that could have been obtained in an arms-length transaction. We may also engage in transactions with related parties in the future. Conflicts of interest may arise when we transact business with related parties. These transactions, individually or in the aggregate, may have an adverse effect on our business and results of operations or may result in government enforcement actions or other litigation.

Our related-party transactions also include revenue and receivables from related parties, including education institution counterparties, and such arrangements may raise additional collectability, approval, disclosure and conflict-of-interest considerations. If these transactions are not reviewed, approved, documented, collected and disclosed appropriately, they could adversely affect our financial reporting, liquidity, reputation and results of operations.

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

We are highly dependent on the principal members of our executive team listed in “Item 6. Directors, Senior Management and Employees” of this annual report, the loss of whose services may adversely impact the achievement of our objectives. Recruiting and retaining other qualified employees for our business, including technical personnel, will also be critical to our success. Competition for skilled personnel is intense and the turnover rate can be high. We may not be able to attract and retain personnel on acceptable terms given the competition among numerous companies for individuals with similar skill sets. The inability to recruit or loss of the services of any executive or key employee could adversely affect our business.

We may need to expand our organization, and we may experience difficulties in managing this growth, which could disrupt our operations.

As of March 31, 2026, we had 128 full-time employees and 4 part-time employees who signed part-time labor contracts with Jiangxi Ruanyun, and all of whom were located in China. As we continue to grow, we also expect to expand our employee base. In addition, we intend to grow by expanding our business, increasing market penetration of our existing products and services, developing new products and services and increasing our targeting of certain markets in China. Future growth would impose significant additional responsibilities on our management, including the need to develop and improve our existing administrative and operational systems and our financial and management controls and to identify, recruit, maintain, motivate, train, manage and integrate additional employees, consultants and contractors. Also, our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Future growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of our existing or future product candidates. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and grow revenue could be reduced, and we may not be able to implement our business strategy. Our future financial performance and our ability to compete effectively will depend, in part, on our ability to effectively manage any future growth.

Failure of beneficial owners of our shares who are PRC residents to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities and subject us to liability under PRC law.

SAFE has promulgated regulations, including the Notice on Relevant Issues Relating to Foreign Exchange Control on Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or SAFE Circular 37, and its appendices. These regulations require PRC residents, including PRC institutions and individuals, to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle”, or SPV. The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore SPVs by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the SPV, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in an SPV fails to fulfill the required SAFE registration, the PRC subsidiaries of that SPV may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the SPV may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

These regulations apply to our direct and indirect shareholders who are PRC residents and may apply to any offshore acquisitions or share transfers that we make in the future if our shares are issued to PRC residents. However, in practice, different local SAFE branches may have different views and procedures on the application and implementation of SAFE regulations, and there remains uncertainty with respect to its implementation. We cannot assure you that these direct or indirect shareholders of our Company who are PRC residents will be able to successfully update the registration of their direct and indirect equity interest as required in the future. If they fail to update the registration, our PRC subsidiary could be subject to fines and legal penalties, and SAFE could restrict our cross-border investment activities and our foreign exchange activities, including restricting our PRC subsidiary’s ability to distribute dividends to, or obtain loans denominated in foreign currencies from, our Company, or prevent us from contributing additional capital into our PRC subsidiary. As a result, the VIE and its subsidiaries and our ability to make distributions to you could be materially and adversely affected. In addition, non-U.S. shareholders may experience unfavorable tax consequences if such non-U.S. shareholders are determined to be a resident enterprise for PRC tax purposes. See “Item 10. Additional Information-E. Taxation-PRC Taxation” for further information.

As of the date of the filing of this annual report, to our knowledge, 27 of our shareholders had registered according to SAFE Circular 37. The registration of foreign exchange return investment has been completed.

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

Availability of business insurance products and coverage in China is limited, and many such products are expensive in relation to the coverage offered. We do not currently maintain business liability, disruption or litigation insurance coverage for our operations in China. As our Smart Campus Services business grows, lack of insurance may expose us more directly to losses arising from campus service disruptions, food-service incidents, student or merchant claims, data incidents, operational failures, litigation or natural disasters. Any uninsured loss could result in substantial costs, divert management attention and adversely affect our results of operations and financial condition.

We may require additional financing in the future and our operations could be curtailed if we are unable to obtain required additional financing when needed.

In addition to the proceeds raised in our initial public offering, we may need to obtain additional debt or equity financing to fund future capital expenditures. In December 2025, we entered into a purchase agreement pursuant to which we may sell up to $100.0 million of our ordinary shares from time to time over the 36-month period beginning December 17, 2025, subject to the terms of such purchase agreement. In connection with the execution of such purchase agreement, we issued 1,200,000 ordinary shares as a commitment fee. Sales by us under such purchase agreement could result in substantial dilution to the interests of other holders of our ordinary shares. In April 2026, we also completed an equity financing to issue and sell a total of 1.73 million ordinary shares at the price of $1.00 per share for gross proceeds of approximately $1.73 million. While we do not anticipate seeking additional financing in the immediate future, any additional equity financing may result in dilution to the holders of our outstanding ordinary shares. Additional debt financing may impose affirmative and negative covenants that restrict our freedom to operate our business. We cannot guarantee that we will be able to obtain additional financing on terms that are acceptable to us, or any financing at all, and the failure to obtain sufficient financing could adversely affect our business operations.

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

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources with which to address internal controls and procedures. Following our initial public offering, we became subject to U.S. public company reporting obligations, including requirements to maintain disclosure controls and procedures and internal control over financial reporting. Because we are an emerging growth company, our independent registered public accounting firm is not required to provide an attestation report on our internal control over financial reporting for this annual report.

In the course of auditing our consolidated financial statements as of and for the years ended March 31, 2026 and 2025, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as well as other control deficiencies. The material weakness identified relates to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. We plan to continue remediation measures, including strengthening financial reporting personnel and outside advisor support, enhancing U.S. GAAP accounting policies and procedures, improving documentation of significant accounting judgments, and providing additional training for finance staff.

In addition, our transition toward Smart Campus Services, AI application products, international education initiatives and related-party channel arrangements may require additional controls over contract review, revenue recognition, principal-versus-agent and gross-versus-net judgments, Smart Campus settlement cycles, collectability, related-party approvals, foreign subsidiary reporting and significant accounting estimates. If these controls are not designed and operated effectively, the risk of material misstatement or delayed reporting could increase.

The implementation of these or other measures may not fully remediate the material weakness or may not prevent future material weaknesses or control deficiencies. Our failure to correct material weaknesses, or our failure to identify and address any other material weaknesses or control deficiencies, could result in inaccuracies in our financial statements, impair our ability to comply with financial reporting requirements and related regulatory filings on a timely basis, reduce investor confidence, adversely affect the trading price of our ordinary shares and expose us to regulatory, litigation or delisting risks.

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

Sales of a substantial number of our ordinary shares in the public market could occur at any time. These sales, or the perception in the market that these sales may occur, could result in a decrease in the market price of our ordinary shares. 3,750,000 ordinary shares were issued in our initial public offering. The ordinary shares sold in our initial public offering may be resold in the public market immediately without restriction, unless purchased by our affiliates or existing shareholders. As of July 20, 2026, 31,031,794 shares are currently restricted as a result of securities laws, but are able to be sold subject to securities laws. If held by one of our affiliates, the resale of those securities will be subject to volume limitations under Rule 144 of the Securities Act.

Our directors, officers and principal shareholders have significant voting power and may take actions that may not be in the best interests of our other shareholders.

As of July 20, 2026, our directors, officers and principal shareholders holding 5% or more of our ordinary shares, collectively, control approximately 55.75% of our outstanding ordinary shares. As a result, these shareholders, if they act together, will be able to control our management and affairs and most matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions.

In addition, on April 7, 2024, KWest Holdings Ltd, our largest shareholder, and its shareholder, Yan Fu, our director and chief executive officer and chief executive officer of Jiangxi Ruanyun, entered into a Concerted Action Agreement with five other major shareholders holding more than 5% of our shares or voting rights, namely ZC Investment Limited, Four Ocean Holding Ltd, Chao Xian Holding Limited, LBH Hope Investment Limited, and Five Mountains Holding Ltd and their respective shareholders, Cong Zhao, our chief technology officer, Ji’an Zhan, Bin Wang, Baihua Li, and Zijun Chen. The Concerted Action Agreement stipulates that each of the above major shareholders shall adopt the same intention and maintain full unanimity when exercising the right to make proposals to shareholders’ meetings and exercising the right to vote at shareholders’ meetings in respect of major matters relating to the Company’s operation and development. Article 1.2 of the Concerted Action Agreement further requires that, during its term, if any of the parties to the Concerted Action Agreement become members of the Company’s board of directors during its term, they must vote unanimously on all matters requiring approval of the board of directors, not just those related to annual meeting proposals. Moreover, in the event that full unanimity cannot be reached, the decision to act in concert shall be made in accordance with the majority shareholding, whereby the opinion supported by the majority of voting rights among the parties to the Concerted Action Agreement will be binding on all parties to the Concerted Action Agreement, and the other parties to the Concerted Action Agreement must act in accordance with this majority decision. The above persons acting in concert collectively hold 54.85% of our shares as of July 20, 2026, giving them substantial influence over the Company’s strategic direction and operational decisions.

We are eligible to utilize the “controlled company” exemptions under the Nasdaq corporate governance rules as more than 50% of our voting power is held by an individual, a group or another company, specifically the group of shareholders that have executed the Concerted Action Agreement and that collectively hold 54.85% of our shares as of July 20, 2026. However, we currently do not intend to utilize the “controlled company” exemptions under the Nasdaq corporate governance rules.

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

As of July 20, 2026, the group of shareholders that have executed the Concerted Action Agreement and that collectively hold 54.85% of our shares will hold more than a majority of the voting power of our outstanding ordinary shares. Under the Nasdaq listing rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to phase in its compliance with the independent committee requirements. Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq listing rules even if we are deemed a “controlled company,” we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we elected to rely on such exemptions in the future, during the period we remain a controlled company and during any transition period following a time when we are no longer a “controlled company”, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

We expect to incur significant additional costs as a result of being a public company, which may adversely affect our business, financial condition and results of operations.

We expect to incur costs associated with corporate governance requirements that are applicable to us as a public company, including rules and regulations of the SEC, under the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and the Exchange Act, as well as the rules of the Nasdaq. These rules and regulations have significantly increased our accounting, legal and financial compliance costs and make some activities more time-consuming. These rules and regulations may also make it more expensive for us to obtain, and maintain if obtained, directors’ and officers’ liability insurance. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. Accordingly, increases in costs incurred as a result of becoming a publicly traded company may adversely affect our business, financial condition and results of operations. As of the date of the filing of this annual report, we have not obtained directors’ and officers’ liability insurance, and there can be no assurance that we will be able to obtain such coverage on commercially reasonable terms, or at all.

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

There are nine “relevant activities” under the Substance Act, which are banking business, distribution and service center business, financing and leasing business, fund management business, headquarters business, holding company business, insurance business, intellectual property business, or shipping business but does not include investment fund business. Based on the current structuring of the Company, under the Substance Act, the Company can be classified as conducting “holding company business”. Holding company business means the business of being a “pure equity holding company”. Pure equity holding company means a company that only holds equity participation in other entities and only earns dividends and capital gains. A relevant entity (such as the Company) that is only carrying on a relevant activity that is the business of a pure equity holding company is subject to a reduced economic substance test under the Substance Act. The Company will satisfy this reduced economic substance requirement if the relevant entity (i.e. the Company) confirms that (a) it has complied with all applicable filing requirements under the Companies Act (as amended) in the Cayman Islands and (b) it has adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participation in other entities. The Guidance Notes have interpreted how limb (b) of the reduced economic substance test as applicable to legal entities that conduct holding company business is satisfied. The Guidance Notes makes it clear that a pure equity holding company maintaining a registered office in the Cayman Islands and engaging its registered office service provider in accordance with the Companies Act (as amended) in the Cayman Islands may be able to satisfy these reduced economic substance requirements in the Cayman Islands, depending on the level and complexity of activity required to operate its business. Every company in the Cayman Islands, including the Company, will have a relationship with its registered office and as such is able to satisfy limb (b) in addition to complying with the statutory obligations under the Companies Act (as amended) of the Cayman Islands as required by limb (a). In consequence, the Company would, at present, satisfy the reduced economic substance test as required under the Substance Act.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than register of mortgages and charges, memorandum and articles of association and special resolutions) or to obtain copies of lists of shareholders of these companies. However, a list of the names of the current directors and alternate directors (if applicable) are made available by the Registrar of Companies of the Cayman Islands for inspection by any person on payment of a fee. Any person, by making payment of the fee specified in the Companies Act, is also entitled to the rights to inspect the particulars set out in Schedule 1A of the Companies Act and the inspection shall be subject to such conditions as the Registrar of Companies may impose. Our directors have discretion under our memorandum and articles of association (as amended) to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders unless required by the Companies Act (as amended) of the Cayman Islands or other applicable law or authorized by the directors or by ordinary resolution. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. We have elected to follow Cayman Islands home country practice in lieu of the requirements under (a) Nasdaq Rule 5635(d) to seek shareholder approval in connection with certain transactions involving the sale, issuance and potential issuance of our ordinary shares (or securities convertible into or exercisable for our ordinary shares) at a price less than certain referenced prices, if such shares equal 20% or more of our ordinary shares or voting power outstanding before the issuance, and (b) Nasdaq Rule 5635(c) to seek shareholder approval in connection with the establishment or material amendment of a stock option or purchase plan or arrangement pursuant to which stock may be acquired by officers, directors, employees or consultants. Our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. A significant part of our current operations is conducted in China. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and (ii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time-consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain and maintain directors’ and officers’ liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempted from certain provisions of the securities rules and regulations in the United States that are applicable to the United States domestic issuers. In addition, as an exempted company incorporated in the Cayman Islands, we are permitted to adopt our home country law for certain governance matters. Certain corporate governance practices in our home country, the Cayman Islands, may differ significantly from corporate governance listing standards. For example, we are not required to have a majority of the board consisting of independent directors, and not required to have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors. We have elected to follow Cayman Islands home country practice in lieu of the requirements under (a) Nasdaq Rule 5635(d) to seek shareholder approval in connection with certain transactions involving the sale, issuance and potential issuance of our ordinary shares (or securities convertible into or exercisable for our ordinary shares) at a price less than certain referenced prices, if such shares equal 20% or more of our ordinary shares or voting power outstanding before the issuance, and (b) Nasdaq Rule 5635(c) to seek shareholder approval in connection with the establishment or material amendment of a stock option or purchase plan or arrangement pursuant to which stock may be acquired by officers, directors, employees or consultants. Our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ordinary shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Based on our current and expected income and assets, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our ordinary shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ordinary shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. If we were to be or become a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information-E. Taxation-Passive Foreign Investment Company Consequences.”

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our ordinary shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Reorganization

On March 11, 2021, Ruanyun was incorporated with limited liability under the laws of the Cayman Islands. On December 24, 2020, Soft Cloud Technology Limited, or Soft Cloud, was established in accordance with the law and regulations of Hong Kong and subsequently became the wholly-owned subsidiary of Ruanyun. Soft Cloud is a holding company and holds all the equity interests of Rollingthunder Technology (Jiangxi) Co., Ltd, or the WFOE, which was established in the PRC on January 19, 2021. Jiangxi Ruanyun Technology Co., Ltd., or Jiangxi Ruanyun, was established on March 27, 2012 under the laws of the PRC. The main operations of Jiangxi Ruanyun include a focus on AI database and testing center development. Jiangxi Ruanyun formed the following subsidiaries subsequent to its establishment:

●	Jiangxi Ruanyun Technology Co., Ltd. (Shenzhen Branch), or Shenzhen Ruanyun, a company incorporated on March 27, 2017 in the PRC. It is a branch office of Jiangxi Ruanyun and mainly operates an AI database.

●	Jiangxi Alphabet Technology Co., Ltd., or Jiangxi Alphabet, a company incorporated on February 21, 2017 in the PRC. It is a 70% subsidiary of Jiangxi Ruanyun and mainly operates in paperless testing center development.

●	Jiangxi Huizuoye Technology Co., Ltd., or Jiangxi Huizuoye, a company incorporated on April 8, 2021 in the PRC. Jiangxi Ruanyun has 51% equity interest in Jiangxi Huizuoye, which mainly operates in electronic publications.

●	Jiangxi Ruanyun Zhitou Education Consulting Co., Ltd. or Ruanyun Zhitou, a company incorporated on November 15, 2023 in the PRC. Jiangxi Ruanyun has 100% equity interest in Ruanyun Zhitou, which mainly operates in electronic publications.

●	Inner Mongolia Mengyun Digital Technology Co., Ltd., or Mengyun Digital, a company incorporated on March 6, 2018 in the PRC. Ruanyun Zhitou has 51% equity interest in Mengyun Digital, which mainly operated in education digitalization and information technology services. Mengyun Digital was deregistered on May 12, 2025. The deregistration of Mengyun Digital does not have a material impact on our operations in the region, as Jiangxi Ruanyun Technology Co., Ltd. has assumed its business functions. The decision to dissolve the joint venture was made as part of our ongoing efforts to reduce management and administrative costs.

●	Jiangxi Yunxiaotong Technology Co., Ltd., or Jiangxi Yunxiaotong, a company incorporated on September 11, 2025 in the PRC. It is a 51% subsidiary of Ruanyun Zhitou and mainly operates in school catering and accommodation services.

●	Gongqing City Yunxiao Bulter Technology Co., Ltd., or Gongqing Yunxiao, a company incorporated on September 16, 2025 in the PRC. It is a 100% subsidiary of Jiangxi Yunxiaotong and mainly operates in school catering services.

●	Chongqing Huizhi Plan Technology Co., Ltd, or Chongqing Huizhi, a company incorporated on July 18, 2025 in the PRC. It is a 60% subsidiary of Ruanyun Zhitou and mainly operates in digital publishing and technology services.

●	Soft Cloud Smart Technology Company, a company incorporated on December 15, 2025 in Saudi Arabia. It is a 100% subsidiary of Ruanyun.

●

Formind Global Holdings Sdn. Bhd., a company incorporated on April 30, 2026 in Malaysia. It is a 100% subsidiary of Ruanyun.*

*This subsidiary was formed after March 31, 2026 and is not reflected in the consolidated financial statements included elsewhere in this annual report.

As a holding company with no material operations of our own, we, Ruanyun, conduct our operations through the VIE and its subsidiaries in China based on the Contractual Arrangements. On April 8, 2021, WFOE entered into a series of contractual arrangements with Jiangxi Ruanyun and its shareholders, which allow Ruanyun to have controlling financial interest in Jiangxi Ruanyun, or the VIE. Under U.S. GAAP, Ruanyun was deemed to be the primary beneficiary of the VIE for accounting purposes and must consolidate the VIE. These contractual arrangements include an Exclusive Equity Interest Purchase Agreement, an Equity Interest Pledge Agreement, Powers of Attorney, an Exclusive Technical Consulting and Service Agreement and Supplementary Agreements to the Exclusive Technical Consulting and Service Agreement, or collectively, the Contractual Arrangements. Ruanyun together with its wholly-owned subsidiary Soft Cloud, and its subsidiary, WFOE and the VIE and its subsidiaries were effectively controlled by the same shareholders before and after the reorganization. Following our IPO, we began implementing an international expansion strategy, including the establishment of a regional headquarters and operating subsidiary in Saudi Arabia and, after fiscal year-end, a global operations company in Malaysia. We currently intend to conduct certain new international activities through these subsidiaries.

Our registered office in the Cayman Islands is located at the offices of WB Corporate Services (Cayman) Ltd., PO Box 2775, Artemis House, 67 Fort Street, Grand Cayman KY1-1111, Cayman Islands. Our principal executive office is located at No. 698 Jing Dong Avenue, ZheJiang University HighTech Campus, Nanchang, Jiangxi, China 330096, telephone no. +86-0791088567739. Our website may be found at http://investors.ruanyun.net. The information on our website is not a part of, and is not incorporated into, this document. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. All of the SEC filings made electronically by Ruanyun are available to the public on the SEC website at www.sec.gov.

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

Contractual Arrangements

In order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in provision of value-added telecommunication services and other restricted businesses, we operate a significant part of our business through certain PRC domestic companies. As such, Jiangxi Ruanyun is controlled through the Contractual Arrangements, in lieu of any direct or indirect equity ownership by Ruanyun or any of its subsidiaries, which were signed on April 8, 2021.

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

Exclusive Technical Consulting and Service Agreement

Pursuant to the Exclusive Technical Consulting and Service Agreement entered between the WFOE and Jiangxi Ruanyun, the WFOE, or its designated entities affiliated with it, has the exclusive right to provide Jiangxi Ruanyun with technical support and business support services in return for fees equal to 100% of the consolidated net profits of Jiangxi Ruanyun. The WFOE has sole discretion in determining the service fee charged under this agreement. Without the WFOE’s prior written consent, Jiangxi Ruanyun shall not, directly or indirectly, obtain the same or similar services as provided under this agreement from any third party, or enter into any similar agreement with any third party. The WFOE will have the exclusive ownership of all intellectual property rights developed by performance of this agreement. This agreement will remain effective until it is terminated at the discretion of the WFOE or upon the transfer of all the shares of Jiangxi Ruanyun to the WFOE and/or a third party designated by the WFOE.

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

We believe the Contractual Arrangements are in compliance with the current PRC laws and are legally enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could limit our ability to enforce the Contractual Arrangements. As a result, we may be unable to consolidate the VIE and its subsidiaries in the consolidated financial statements. Our position of being the primary beneficiary of the VIE and its subsidiaries also depends on the authorization by the shareholders of the VIE to exercise voting rights on all matters requiring shareholders’ approval in the VIE. We believe that the agreements on the authorization to exercise shareholders’ voting power are legally enforceable. In addition, if the legal structure and contractual arrangements with the VIE were found to be in violation of any future PRC laws and regulations, we may be subject to fines or other actions. See “Item 3. Key Information-D. Risk Factors—Risks Related to our Corporate Structure” for further information. We believe the possibility that we will no longer be able to control and consolidate the VIE as a result of the aforementioned risks is remote.

Based on the foregoing Contractual Arrangements, we account for Jiangxi Ruanyun as a VIE. We have the power to direct the activities of Jiangxi Ruanyun and become the primary beneficiary of Jiangxi Ruanyun for accounting purposes through such Contractual Arrangements, which are less effective than direct ownership. Our power to direct the activities of Jiangxi Ruanyun and our position of being the primary beneficiary of Jiangxi Ruanyun for accounting purposes are limited to the conditions that we met for consolidation of Jiangxi Ruanyun under U.S. GAAP. Such conditions include that (i) we have the power to direct the activities that could most significantly affect the economic performance of Jiangxi Ruanyun, and (ii) we are entitled to receive benefits and obligated to absorb losses from Jiangxi Ruanyun that could potentially be significant to Jiangxi Ruanyun. Accordingly, we consolidate the accounts of Jiangxi Ruanyun for the periods presented herein, in accordance with Regulation S-X-3A-02 promulgated by the SEC, and ASC Topic 810-10, Consolidation: Overall. Only if we meet the aforementioned conditions to be the primary beneficiary of Jiangxi Ruanyun under U.S. GAAP, we will consolidate Jiangxi Ruanyun and Jiangxi Ruanyun will be treated as our consolidated affiliated entity for accounting purposes. We believe the Contractual Arrangements are in compliance with the current PRC laws and are legally enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could affect the validity of the Contractual Arrangements or limit our ability to enforce the Contractual Arrangements. Furthermore, the Contractual Arrangements have not been tested in a court of law. As a result, we may be unable to consolidate the VIE and its subsidiaries in the consolidated financial statements. Our position of being the primary beneficiary of the VIE and its subsidiaries also depends on the authorization by the shareholders of the VIE to exercise voting rights on all matters requiring shareholders’ approval in the VIE. As of the date of the filing of this annual report with the SEC, we believe that the agreements on the authorization to exercise shareholders’ voting power are valid and legally enforceable. See “Item 3. Key Information-D. Risk Factors—Risks Related to our Corporate Structure” for further information. We have begun international expansion by establishing a subsidiary in Saudi Arabia during fiscal year 2026 and a subsidiary in Malaysia after fiscal year-end. We currently expect certain new international activities to be conducted through these subsidiaries or related platforms, subject to applicable law, local licensing, contractual arrangements and revenue-recognition analysis.

Initial Public Offering

We completed our initial public offering, or IPO, in April 2025, raising gross proceeds of approximately $15.0 million through the sale of 3,750,000 ordinary shares at a public offering price of $4.00 per share. Our ordinary shares are listed on the Nasdaq Capital Market under the symbol “RYET.”

Since the IPO, we have continued to expand our business and global reach. For example, in May 2025, we launched our AI-powered Chinese language learning platform, HanLink, in Saudi Arabia through a pilot program in cooperation with Education & Skills International School in Riyadh. The pilot involved approximately 500 students and achieved an average homework accuracy rate of 80%, oral proficiency scores averaging 75 out of 100 and daily self-study usage averaging 15 minutes per student. We have also established a regional headquarters in Saudi Arabia and a global operations company in Malaysia. For a description of this and certain other recent developments, see “Item 4. Recent Developments.”

Capital Expenditures and Divestitures

Since the beginning of our fiscal year 2022, we have made principal capital investments in the development of our AI infrastructure, cloud platform, and hardware products, including our SmartExam and SmartHomework devices. Capital expenditures during this period totaled approximately $930,904, funded through a combination of internal cash flows and proceeds from our IPO. These investments were primarily concentrated in our operations in mainland China, with more recent expansion into Saudi Arabia.

We have not completed any material divestitures during the past three fiscal years. However, we continue to evaluate strategic opportunities for collaboration, equity investments, or asset acquisitions in adjacent technology and education sectors. As of the date of the filing of this annual report with the SEC, we have no binding agreements for acquisitions or divestitures.

During fiscal year 2026, we also made a $4.2 million prepayment to a third-party service provider for reserving compute, relating to a custom research and development project training large language models. The project is planned through April 2027, subject to assessments on the outcomes of the research. We believe the training may contribute to our existing range of products.

We are currently investing in the localization and deployment of our HanLink platform in Saudi Arabia and exploring broader expansion across the Gulf Cooperation Council region. Capital expenditures for these initiatives are projected to be approximately $1.0 million. These projects are being financed through internal resources, including the remaining proceeds from our IPO and a recent equity financing completed in April 2026.

Following our IPO, we began pursuing an international expansion strategy, including the establishment of a regional headquarters and operating subsidiary in Saudi Arabia and, after fiscal year-end, a global operations company in Malaysia. Our current strategic objective is to increase the contribution of markets outside China to more than 50% of annual revenue by the end of 2027. This objective is a strategic target only and does not constitute financial guidance. Achievement of this objective will depend on, among other things, customer adoption, execution of international contracts, local regulatory and licensing requirements, partner performance, revenue recognition, collectability, financing availability and management execution.

The international revenue target described above represents a strategic objective and is subject to execution of our international initiatives, customer adoption, regulatory approvals, partner performance, revenue recognition and other factors. There is no assurance that this objective will be achieved on the expected timeline or at all.

B. Business Overview

Overview - What is Ruanyun

We are a data-driven artificial intelligence, or AI, technology company that historically focused on K-12 education in China and, during fiscal year 2026, continued transitioning toward a broader AI-enabled education, campus services and institutional technology platform. Our current narrative is anchored by the shift in revenue mix toward Campus & Education Services, while AI Applications & Enterprise Solutions and International Education & Testing remain strategically important but smaller contributors.

For management and investor communication purposes, we currently view our business through three principal operating categories: Campus & Education Services, International Education & Testing, and AI Applications & Enterprise Solutions. These categories are used for business planning and disclosure discussion purposes only. We continue to manage and report our financial results on a consolidated basis and have not presented separate reportable segments in this annual report.

Campus & Education Services is our largest management operating category and includes both historical school-facing products and services and newer Smart Campus Services, campus operations and student-life services, smart campus infrastructure, educational content, examination and assessment services, and AI vocational training. Smart Campus Services is one initiative within this category and should not be read as identical to the entire Campus & Education Services category. International Education & Testing includes HanLink and related language learning, testing, student recruitment and support services. AI Applications & Enterprise Solutions include Cogni AI, YeeZo and related document intelligence, workflow automation and AI application initiatives.

As of March 31, 2026, our online academic exercise question bank had accumulated more than 10 billion data points generated by approximately 15.15 million students in tests from more than 20,000 schools, and included approximately 18.37 million questions covering 15,398 knowledge points. These data resources and related AI-OCR and assessment capabilities support our historical education technology products and are also relevant to our newer Smart Campus, AI application and international education initiatives.

We have initiated international expansion through Saudi Arabia and Malaysia. We established a regional headquarters and operating subsidiary in Saudi Arabia during fiscal year 2026 and established a global operations company in Malaysia after fiscal year-end. These entities are intended to support market entry, partner relationships, localization, implementation support, student recruitment and support services, testing services and other international education and AI-related initiatives. International activities remain at an early stage and may not generate material revenue on expected timelines or at all. Revenue from international customers, strategic associates or channel partners will be recognized only to the extent the Company has contractual rights to consideration and recognition is appropriate under U.S. GAAP.

We value our proprietary technologies and strong research and development capabilities, which we believe differentiate us from other companies in our industry. As of March 31, 2026, we had an intellectual property portfolio consisting of 12 patents and 34 trademarks filed with the PRC State Intellectual Property Administration, 95 software copyrights registered with the PRC State Copyright Bureau, and 20 domain names.

Strategic Transition and Management Operating Categories

The following summary reflects management’s current operating-category classification of fiscal year 2026 revenue based on the Company’s RMB accounting records reviewed by management. These categories are used for business planning and disclosure discussion purposes only and are not reportable segments under ASC 280 unless and until the Company determines, based on the applicable accounting standards and audited financial information, that separate reportable segments are required.

Campus & Education Services: Smart Campus Services, campus operations and student-life services, smart campus infrastructure, educational content, AI vocational training, and examination and assessment services. Fiscal year 2026 revenue contribution: $6.99 million, representing 93.4% of total revenue, with gross margin of 22.7%.

AI Applications & Enterprise Solutions: Cogni AI, YeeZo, AI-OCR, document intelligence, workflow automation, private or institutional deployment, implementation and support. Fiscal year 2026 revenue contribution: $0.40 million, representing 5.3% of total revenue, with gross margin of 61.9%.

International Education & Testing: HanLink, Chinese language learning, testing, student recruitment and support services, and related international education initiatives. Fiscal year 2026 revenue contribution:$0.09 million, representing 1.2% of total revenue, with gross margin of 52.5%.

Total fiscal year 2026 revenue: $7.48 million, representing 100.0% of total revenue, with gross margin of 25.2%.

Within Campus & Education Services, the largest fiscal year 2026 product-line contributor was Campus Operations & Student-Life Services, which generated $5.72 million, or 76.4% of total revenue, with gross margin of 17.9%. Other product lines included AI Vocational Training & Talent Development ($0.51 million; 6.8% of total revenue; gross margin of 34.4%), Smart Campus Infrastructure ($0.42 million; 5.6% of total revenue; gross margin of 65.2%), Educational Content & Learning Resources ($0.29 million; 3.9% of total revenue; gross margin of 29.4%) and Examination & Assessment Services ($0.05 million; 0.7% of total revenue; gross margin of 67.9%).

Campus & Education Services

Campus & Education Services includes our historical school-facing products and services and our newer Smart Campus Services business. Smart Campus Services supports campus operations and student-life services, which may include campus food-service management, merchant settlement, dormitory utility services, student-life workflows, vocational development and other institutional support services. During fiscal year 2026, Campus & Education Services became the dominant contributor to revenue, generating $6.99 million, or 93.4% of total revenue, with gross margin of 22.7% based on management’s current operating-category classification.

The growth of this category changed our revenue mix and contributed to a lower consolidated gross margin in fiscal year 2026. Smart Campus Services may have lower gross margins, different working-capital requirements, longer or different settlement cycles and additional licensing, operational, principal-versus-agent, consolidation, collectability and audit considerations compared with our historical software, content and digitalization businesses. The presentation of certain campus operations may depend on whether we control the specified goods or services before transferring to the customer or instead arrange for third parties to provide such goods or services.

AI Applications & Enterprise Solutions

AI Applications & Enterprise Solutions includes Cogni AI, YeeZo and related AI-OCR, document intelligence, workflow automation and AI application initiatives. Cogni AI is designed to support document digitization, recognition, automation and related institutional or enterprise workflow applications. YeeZo is an AI workflow and orchestration platform introduced to support AI-assisted content planning and multi-model content production. These initiatives are at different stages of commercialization and may require customer customization, deployment support, integration, data migration, training, support and ongoing maintenance.

International Education & Testing

International Education & Testing includes HanLink, our AI-powered Chinese language learning platform, and related international education, testing, student recruitment and support services. We have established a Saudi Arabia subsidiary and, after fiscal year-end, a Malaysia subsidiary to support international development, market entry, partner relationships, implementation support and related opportunities. Certain HanLink commercialization activities in Saudi Arabia involve Link Door Smart Company, a strategic associate and related party, and revenue generated by Link Door is not automatically revenue of the Company unless and until recognized by us under applicable agreements and accounting standards.

Our Platform and Services

Consistent with our fiscal year 2026 revenue mix, we describe our current services by management operating category rather than only by historical SmartExam® and SmartHomework® product lines. Our current revenue base is led by Campus & Education Services, while AI Applications & Enterprise Solutions and International Education & Testing support the Formind strategy and may have higher-margin characteristics if successfully commercialized.

SmartExam® and SmartHomework® remain important historical product lines and technology foundations. They support our assessment, content, AI-OCR, learning-data, school-facing relationships and product-development capabilities, but they do not by themselves describe our current revenue mix or strategic direction.

Historical SmartHomework® and SmartExam® Foundation

Our SmartHomework® system historically collected homework data through scanning technology and used that data to support teacher review, student practice and personalized learning resources. These capabilities remain relevant to our AI-OCR, assessment and data-processing foundation, but they are no longer the sole focus of our business model.

Personalized exercise books and related services were part of our historical SmartHomework® offering. Due to PRC education policy changes and changes in market demand, this legacy revenue stream is no longer expected to be the primary driver of our growth.

In addition, our AI learning platform provides teachers and students with online services based on homework and learning data. The system helps teachers identify areas where students may require review and provides students with access to historical study data, personalized online courses and adaptive online practice. We believe these tools can support students in reviewing their learning progress and may improve academic performance, although actual outcomes vary by student, school and implementation. We use learning data to analyze student performance characteristics and recommend learning resources based on individual learning needs.

PRC education policies, including the Opinions on Further Reducing the Burden of Excessive Homework and Off-Campus Tutoring for Students Undergoing Compulsory Education, have affected certain historical SmartHomework® and school-facing service activities. These policy changes are part of the reason we have reduced reliance on certain legacy K-12 revenue streams and shifted toward Smart Campus Services, AI-based digital technology services, vocational and adult learning applications, and international education initiatives.

Academic Proficiency Test

China’s Academic Proficiency Test, or APT, is an official assessment across all subjects taught in school. There are eleven subject assessments which include Chinese, Math, English, Physics, Chemistry, Biology, Political Science, History, Geography, Information Technology and General Technology. APT assessments covering these 11 subjects need to be taken both during the secondary, or middle, and high school periods. The secondary school, or middle school, APT assessments would be included as part of the high school admission process, while the high school APT is a pre-requisite for obtaining one’s high school diploma.

We began providing computer-based APT services for the subject of Biology in 2013 and expanded to all eleven subjects in 2017. Our SmartExam® platform supports APT-related test management, test content, certified test center construction, staff training, on-site management and academic proficiency evaluation services. We provide computer-based educational APT assessment services in China across these subjects.

China’s education ministry promoted local education authorities to adopt computer-based APT to replace traditional paper-based exams gradually. Influenced by the “Opinions on Further Reducing the Burden of Excessive Homework and Off-Campus Tutoring for Students Undergoing Compulsory Education”, high school and college admission decisions will take APT grades and multi-dimensional assessment into consideration. In such, for junior or senior high school students, APT scores are required for higher level education admissions. For senior high school graduates seeking to study overseas, official APT grades are widely accepted by institutions around the world.

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

Industry Background

The following market context is relevant primarily to our historical education technology foundation and school-facing relationships in China. It should be read together with the fiscal year 2026 revenue mix discussion above, which reflects a broader business model led by Campus & Education Services and supported by early-stage AI application and international education initiatives.

China’s National People’s Congress enacted the PRC Educational Law which sets forth provisions relating to the fundamental education system in China. This includes the school system of preschool, elementary school, middle, or secondary, school and high school (namely, K-12), with grades from one through twelve being compulsory education. The law also stipulates a system of educational certificates, which requires taking a series of tests and passing certain exams. The pinnacle of such exams is the National College Entrance Exam, or NCEE, also known as Gao Kao.

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

Consequently, competition for educational resources and emphasis on standardized testing remain significant in China, while students and parents increasingly use online tools for learning and academic planning. Central and local governments and education-sector participants continue to seek technology-enabled solutions. Industry and population data cited in this section should be read as historical market context and not as a forecast of our addressable market or future revenue. We seek to expand our AI educational technology services to schools, students and education authorities in China, subject to customer adoption, regulatory requirements and market conditions.

According to Beijing Kaijuan Information Technology Co., Ltd.’s “2023 Book Retail Market Annual Report”, as of December 2023, the retail market size of books in China for 2023 was RMB 91.2 billion (approximately $12.6 billion). With the recent digital transformation ongoing in China’s school system and advanced AI technologies, personalized homework books are introduced to help students study efficiently. Personalized homework books can be in both digital and paper-based format. Such books contain custom-made learning and practice content for each student by classification according to students’ current learning situations and learning abilities. They can be delivered to students online or published and delivered in paper by demand. We believe this new form of publishing is becoming one of the most sought-after models with an approximate RMB 80 billion (approximately $12 billion) in market size in 2022 according to internal Company estimates and calculations. Moreover, we believe the market size is expected to change with the fluctuations in the number of students enrolled in China and the changes in China’s educational policies.

In addition, the computer-based APT is also setting a new trend for the test-preparation market. As the assessment is changing from paper-based to computerized format, the test preparation solutions and smart devices markets are experiencing rapid growth. The computer-based assessment is currently being implemented in one province (Jiangxi) as the pilot project for the China Education Department. According to iResearch, as of August 2024, the educational smart hardware for personal consumption market is expected to reach nearly RMB 100 billion (approximately $13.69 billion) in 2027.

Reorganization

On March 11, 2021, Ruanyun was incorporated with limited liability under the laws of the Cayman Islands. On December 24, 2020, Soft Cloud Technology Limited, or Soft Cloud, was established in accordance with the law and regulations of Hong Kong and subsequently became the wholly owned subsidiary of Ruanyun. Soft Cloud is a holding company and holds all the equity interests of Rollingthunder Technology (Jiangxi) Co., Ltd, or the WFOE, which was established in the PRC on January 19, 2021. Jiangxi Ruanyun Technology Co., Ltd., or Jiangxi Ruanyun, or the VIE, was established on March 27, 2012 under the laws of the PRC. The main operations of Jiangxi Ruanyun include a focus on AI database and testing center development. Jiangxi Ruanyun formed the following subsidiaries subsequent to its establishment:

●	Jiangxi Ruanyun Technology Co., Ltd. (Shenzhen Branch), or Shenzhen Ruanyun, a company incorporated on March 27, 2017 in the PRC. It is a branch office of Jiangxi Ruanyun and mainly operates an AI database.

●	Jiangxi Alphabet Technology Co., Ltd., or Jiangxi Alphabet, a company incorporated on February 21, 2017 in the PRC. It is a 70% subsidiary of Jiangxi Ruanyun and mainly operates in paperless testing center development.

●	Jiangxi Huizuoye Technology Co., Ltd., or Jiangxi Huizuoye, a company incorporated on April 8, 2021 in the PRC. Jiangxi Ruanyun has 51% equity interest in Jiangxi Huizuoye, which mainly operates in electronic publications.

●	Jiangxi Ruanyun Zhitou Education Consulting Co., Ltd. or Ruanyun Zhitou, a company incorporated on November 15, 2023 in the PRC. Jiangxi Ruanyun has 100% equity interest in Ruanyun Zhitou, which mainly operates in electronic publications.

●

Inner Mongolia Mengyun Digital Technology Co., Ltd., or Mengyun Digital, a company incorporated on March 6, 2018 in the PRC. Ruanyun Zhitou has 51% equity interest in Mengyun Digital, which mainly operated in education digitalization and information technology services. Mengyun Digital was deregistered on May 12, 2025. The deregistration of Mengyun Digital does not have a material impact on our operations in the region, as Jiangxi Ruanyun Technology Co., Ltd. has assumed its business functions. The decision to dissolve the joint venture was made as part of our ongoing efforts to reduce management and administrative costs.

●

Jiangxi Yunxiaotong Technology Co., Ltd., or Jiangxi Yunxiaotong, a company incorporated on September 11, 2025 in the PRC. It is a 51% subsidiary of Ruanyun Zhitou and mainly operates in school catering and accommodation services.

●

Gongqing City Yunxiao Bulter Technology Co., Ltd., or Gongqing Yunxiao, a company incorporated on September 16, 2025 in the PRC. It is a 100% subsidiary of Jiangxi Yunxiaotong and mainly operates in school catering services.

●

Chongqing Huizhi Plan Technology Co., Ltd, or Chongqing Huizhi, a company incorporated on July 18, 2025 in the PRC. It is a 60% subsidiary of Ruanyun Zhitou and mainly operates in digital publishing and technology services.

●	Soft Cloud Smart Technology Company, a company incorporated on December 15, 2025 in Saudi Arabia. It is a 100% subsidiary of Ruanyun.

●

Formind Global Holdings Sdn. Bhd., a company incorporated on April 30, 2026 in Malaysia. It is a 100% subsidiary of Ruanyun.*

*This subsidiary was formed after March 31, 2026 and is not reflected in the consolidated financial statements included elsewhere in this annual report.

As a holding company with no material operations of our own, we, Ruanyun, conduct our operations through the VIE and its subsidiaries in China based on the Contractual Arrangements. On April 8, 2021, WFOE entered into a series of contractual arrangements with Jiangxi Ruanyun and its shareholders, which allow Ruanyun to have controlling financial interest in Jiangxi Ruanyun, or the VIE. Subject to the conditions that we have satisfied for consolidation of Jiangxi Ruanyun under U.S. GAAP. Such conditions include that (i) we have the power to direct the activities that could most significantly affect the economic performance of Jiangxi Ruanyun, and (ii) we are entitled to receive benefits and obligated to absorb losses from Jiangxi Ruanyun that could potentially be significant to Jiangxi Ruanyun. Under U.S. GAAP, Ruanyun was deemed to be the primary beneficiary of the VIE for accounting purposes and must consolidate the VIE. These Contractual Arrangements include an Exclusive Equity Interest Purchase Agreement, an Equity Interest Pledge Agreement, Powers of Attorney, an Exclusive Technical Consulting and Service Agreement and Supplementary Agreements to the Exclusive Technical Consulting and Service Agreement, or collectively, the Contractual Arrangements. Ruanyun, together with its wholly-owned subsidiary Soft Cloud, and its subsidiary, WFOE and the VIE and its subsidiaries, were effectively controlled by the same shareholders before and after the reorganization. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of the Company.

Following our IPO, we began implementing an international expansion strategy, including the establishment of a regional headquarters and operating subsidiary in Saudi Arabia and, after fiscal year-end, a global operations company in Malaysia. We currently intend to conduct certain new international activities through these subsidiaries.

Share Consolidation

On October 17, 2022, Ruanyun, with the approval of its board of directors and shareholders, effected a 1-for-2 share consolidation of all of its issued and unissued ordinary shares, or the share consolidation, whereby each two ordinary shares of par value of $0.0001 each were consolidated into one ordinary share of par value of $0.0002 each, following which the share capital of Ruanyun was $1,000,000 divided into 5,000,000,000 shares with a par value of $0.0002 each. Any and all fractional shares were rounded up to the nearest whole share. As of July 20, 2026, 37,280,004 ordinary shares of Ruanyun are issued and outstanding. Unless otherwise stated in this annual report, we have retroactively restated all share and per share data for all of the periods presented in this annual report to reflect the share consolidation.

Contractual Arrangements

In order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in provision of value-added telecommunication services and other restricted businesses, we operate a significant part of our business through certain PRC domestic companies. As such, Jiangxi Ruanyun is controlled through the Contractual Arrangements, in lieu of any direct or indirect equity ownership by Ruanyun or any of its subsidiaries, which were signed on April 8, 2021.

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

Exclusive Technical Consulting and Service Agreement

Pursuant to the Exclusive Technical Consulting and Service Agreement entered between the WFOE and Jiangxi Ruanyun, the WFOE, or its designated entities affiliated with it, has the exclusive right to provide Jiangxi Ruanyun with technical support and business support services in return for fees equal to 100% of the consolidated net profits of Jiangxi Ruanyun. The WFOE has sole discretion in determining the service fee charged under this agreement. Without the WFOE’s prior written consent, Jiangxi Ruanyun shall not, directly or indirectly, obtain the same or similar services as provided under this agreement from any third party, or enter into any similar agreement with any third party. The WFOE will have the exclusive ownership of all intellectual property rights developed by performance of this agreement. This agreement will remain effective until it is terminated at the discretion of the WFOE or upon the transfer of all the shares of Jiangxi Ruanyun to the WFOE and/or a third party designated by the WFOE.

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

Based on the foregoing Contractual Arrangements, we account for Jiangxi Ruanyun as a VIE. We have the power to direct the activities of Jiangxi Ruanyun and become the primary beneficiary of Jiangxi Ruanyun for accounting purposes through such Contractual Arrangements, which are less effective than direct ownership. Our power to direct the activities of Jiangxi Ruanyun and our position of being the primary beneficiary of Jiangxi Ruanyun for accounting purposes are limited to the conditions that we met for consolidation of Jiangxi Ruanyun under U.S. GAAP. Such conditions include that (i) we have the power to direct the activities that could most significantly affect the economic performance of Jiangxi Ruanyun, and (ii) we are entitled to receive benefits and obligated to absorb losses from Jiangxi Ruanyun that could potentially be significant to Jiangxi Ruanyun. Accordingly, we consolidate the accounts of Jiangxi Ruanyun for the periods presented herein, in accordance with Regulation S-X-3A-02 promulgated by the SEC, and ASC Topic 810-10, Consolidation: Overall. Only if we meet the aforementioned conditions to be the primary beneficiary of Jiangxi Ruanyun under U.S. GAAP, we will consolidate Jiangxi Ruanyun and Jiangxi Ruanyun will be treated as our consolidated affiliated entity for accounting purposes.

We do not hold any equity interests in the VIE, we control the VIE through the Contractual Arrangements, the Contractual Arrangement may not be effective in providing control over the VIE, and which may involve inherent risks and uncertainties including but not limited to: i) different interpretations and changes of the PRC laws and regulations or any future actions of the PRC government in this regard that could disallow the VIE structure, which may cause the Contractual Arrangements to be invalid and unenforceable, and as a result, we may not be able to consolidate the VIE nor be entitled to treat the VIE’s assets, revenue and results of operations as our assets, which would likely result in a material change in our operations and the value of our ordinary shares may depreciate significantly or become worthless; ii) there are uncertainties regarding the status of the rights of Ruanyun with respect to its Contractual Arrangements amongst Jiangxi Ruanyun, the Nominee Shareholders and the WFOE. We may face difficulties in enforcing the Contractual Arrangements due to changes in relevant laws and regulations, legal uncertainties and jurisdictional limits, as all of our Contractual Arrangements are governed by the PRC laws and any disputes arising from the Contractual Arrangements will be solved through arbitration in the PRC, the relevant PRC authorities and PRC courts may have broad discretion in dealing with the validity and enforceability of the Contractual Arrangements and the disputes thereunder, potentially requiring us to restructure our current ownership structure or operations, imposing conditions or requirements with which we or the VIE may not be able to comply, imposing fines or penalties on us or the VIE, which may severely affect our business operations and financial conditions, and may significantly impair the rights of the holders of our ordinary shares; iii) if we had equity interests in the VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level; however, we rely on the performance of the VIE and its shareholders to fulfill their obligations under the Contractual Arrangements for us to exert control over and act as the primary beneficiary of the VIE; although Jiangxi Ruanyun does not have termination rights pursuant to the Contractual Arrangements, it could terminate, or refuse to perform its obligations under, the Contractual Arrangements, and the shareholders of the VIE may not act in the best interests of our Company and may also refuse to perform their obligations under the Contractual Arrangements, which would result in the distractions of our management team and incur substantial cost for us to seek for any possible legal remedies to enforce the Contractual Arrangements, and our business operations, financial conditions and future prospects may be materially and adversely affected, and the value of your ordinary shares may significantly decline or become worthless.

See “Item 3. Key Information-D. Risk Factors-Risks Related to our Corporate Structure-We conduct our business through Jiangxi Ruanyun by means of Contractual Arrangements. If these contractual arrangements do not comply with applicable laws and regulations, we will be subject to severe penalties and our business will be adversely affected. In addition, changes in such PRC laws and regulations will materially and adversely affect our business.”

Furthermore, we have been advised by our PRC counsel, Hui Ye Law Firm, based on their understanding of the current PRC laws, rules and regulations, that (i) the structure for operating our business in China (including our corporate structure and Contractual Arrangements between the WFOE, Jiangxi Ruanyun and its shareholders) will not result in any violation of PRC laws or regulations currently in effect; and (ii) the Contractual Arrangements among the WFOE and Jiangxi Ruanyun and its shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. However, if any of the VIE and its subsidiaries or their ownership structure or the Contractual Arrangements are determined to be in violation of any existing or future PRC laws, rules or regulations, or if any of our PRC subsidiary and the VIE and its subsidiaries fail to obtain or maintain any of the required governmental permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

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

The imposition of any penalties would severely disrupt our ability to conduct business and have a material adverse effect on our financial condition, results of operations and prospects, and the value of your Class A ordinary shares may depreciate significantly or become worthless. See “Item 3. Key Information-D. Risk Factors-Risks Related to our Corporate Structure-We conduct our business through Jiangxi Ruanyun by means of Contractual Arrangements. If these contractual arrangements do not comply with applicable laws and regulations, we will be subject to severe penalties and our business will be adversely affected. In addition, changes in such PRC laws and regulations will materially and adversely affect our business.”

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

PRC laws regulate the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. In the fourth quarter of 2016, the People’s Bank of China and SAFE have implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. Changes in laws and regulations may continue to strengthen capital regulations and the VIE dividends and other distributions may be subject to tightened regulation requirements in the future. The PRC laws also impose regulations on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits. Furthermore, if our subsidiary in the PRC incurs debt on its own in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments.

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

The Cayman Companies Act (as amended) (the Companies Act) permits dividend distributions, subject to the provisions of the Company’s memorandum and articles of association (as amended), and the payment of distributions or dividends to members may be made out of the share premium account provided that the Company is able to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is proposed to be paid. With the exception of the foregoing, there are no statutory provisions relating to the payment of dividends or distributions. Based upon English case law, which is regarded as persuasive in the Cayman Islands, dividends may be paid only out of profits. The distributions or dividends of the Company could be distributed to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions.

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

Recent Developments

●	In May 2025, we launched our AI-powered Chinese language learning platform, HanLink, in Saudi Arabia through a pilot program in cooperation with Education & Skills International School in Riyadh. The pilot involved approximately 500 students and achieved an average homework accuracy rate of 80%, oral proficiency scores averaging 75 out of 100 and daily self-study usage averaging 15 minutes per student. In July 2025, we entered into a three-year strategic cooperation agreement with the Confucius Institute at Prince Sultan University to integrate HanLink into its accredited Chinese language curriculum. In April 2026, Jiangxi Ruanyun entered into a license agreement with Link Door Smart Company, or Link Door, a Saudi Arabia-based entity 75% owned by Ms. Yan Fu, our chief executive officer, and 25% owned by Mr. Cong Zhao, our chief technology officer, to deploy the HanLink platform in Saudi Arabia for a fixed license fee of RMB 10,000 for the initial customer arrangement. Soft Cloud Smart Technology Company also entered into a regional services and support agreement with Link Door for related implementation and support services. In May 2026, Link Door entered into a procurement and service agreement with a Saudi Arabia-based end customer for deployment of the HanLink platform. Revenue generated by Link Door from end customers is not automatically revenue of the Company and will be recognized by the Company only to the extent provided by applicable agreements and U.S. GAAP. In April 2026, we launched a grant-funded pilot project with the Center on Chinese Education at Teachers College, Columbia University, using HanLink to support AI-assisted Chinese language learning.

●	In November 2025, we commercially launched Cogni AI, a multimodal AI agent for document digitization and automation. As of the date of the filing of this annual report with the SEC, the Cogni AI product line is supported by approximately $1.73 million in total contracted commercial activity, including approximately $0.4 million recognized as revenue, approximately $0.03 million in outstanding accounts receivable, and approximately $1.3 million in contracted commercial value not yet recognized as revenue and subject to future revenue-recognition requirements. The approximately $1.3 million amount is a commercial operating metric; it is not recognized revenue, deferred revenue or another line item in the audited consolidated financial statements. These figures are unaudited, based on internal records, and do not constitute annual recurring revenue, backlog, profit contribution, cash collection, net revenue or a guarantee of future revenue. Actual reported revenue may differ materially based on contract terms, customer acceptance, performance obligations, timing of recognition, collectability and other factors.

●	In December 2025, we entered into a purchase agreement pursuant to which we may sell up to $100.0 million of our ordinary shares from time to time over the 36-month period beginning December 17, 2025, subject to the terms of such purchase agreement. In connection with the execution of such purchase agreement, we issued 1,200,000 ordinary shares as a commitment fee, and we have filed a registration statement on Form F-1 with the SEC for the resale of shares that may be issued under the facility and the commitment fee shares described above.

●	In February 2026, our board of directors approved a rebranding initiative to rename the Company to Formind Group Inc., subject to shareholder approval and completion of applicable corporate and administrative processes. We have reserved the Nasdaq ticker symbol “FMND.” The proposed change does not affect our corporate structure, operations, financial reporting, or existing contractual arrangements.

●	In April 2026, we completed an equity financing to issue and sell a total of 1.73 million ordinary shares at the price of $1.00 per share for gross proceeds of approximately $1.73 million.

●	After the 2026 fiscal year-end, on April 30, 2026, we incorporated Formind Global Holdings Sdn. Bhd. in Malaysia as a wholly owned subsidiary to support international operations, student recruitment and support services, testing services and related international education and AI initiatives. Because Formind Global Holdings Sdn. Bhd. was incorporated after March 31, 2026, it is not reflected in the consolidated financial statements included elsewhere in this annual report.

●	In May 2026, we introduced YeeZo, an AI workflow and orchestration platform to support AI-assisted content planning and multi-model content production. We are currently evaluating commercialization pathways for YeeZo. We have not announced definitive commercial agreements for YeeZo, and there is no assurance that any pilot or arrangement will result in material revenue or proceed on anticipated timelines.

●	In June 2026, Jiangxi Huizuoye entered into a one-year book sales contract with Nanjing Fanshufang Culture Technology Co., Ltd. for the sale of certain books and related book products suitable for use in K-12 schools, referred to by the Company as smart reading resources and related educational content services, with a net contracted settlement amount of approximately $1.20 million (RMB 8.17 million). The applicable goods and materials under the Sales Agreement were accepted and contractually confirmed on June 8, 2026. Revenue associated with the Sales Agreement will be recognized in accordance with applicable accounting standards and has not yet been reflected in the Company’s financial results.

●	In June 2026, we announced our Smart Campus Services business, which was launched in September 2025 and is operated through certain PRC consolidated entities, including Jiangxi Yunxiaotong Technology Co., Ltd. and Gongqing City Yunxiao Bulter Technology Co., Ltd. Smart Campus Services, reported within Campus Operations and Student-Life Services, generated $5,716,733 of revenue for the fiscal year ended March 31, 2026, as reflected in the audited consolidated financial statements. Based on unaudited internal financial records, Smart Campus Services generated approximately $3.83 million of operating revenue during April and May 2026 and approximately $9.55 million from launch through May 31, 2026, including the audited fiscal 2026 amount. The April and May 2026 figures are unaudited, based exclusively on internal financial records, subject to revenue recognition, gross-versus-net presentation, consolidation, collectability and other accounting review, and are not necessarily indicative of future results. Pass-through student meal, catering, dormitory utility and similar funds collected or remitted on behalf of merchants, operators or service providers are excluded from these operating revenue figures.

●	In connection with the establishment of our Saudi Arabia and Malaysia subsidiaries in December 2025 and April 2026, we entered into non-binding memoranda of understanding to explore potential cooperation in education and related initiatives. We are also in discussions regarding a contract with a Saudi Ministry of Education-affiliated provider for Chinese language proficiency testing services with an expected value of approximately $500,000, subject to final execution. There is no assurance this contract will be executed on the expected terms or at all.

●	In June 2026, our Malaysia subsidiary entered into a student recruitment and support services agreement with City Education Sdn. Bhd., the related operating entity of City University Malaysia, under which we will support international student recruitment activities in exchange for per-student commissions for qualifying enrolled and paid students. The agreement does not provide for guaranteed student numbers or minimum revenue.

C. Organizational Structure

The charts and table below summarize our corporate legal structure and identify our subsidiaries, the VIE and its subsidiaries as of the date of the filing of this annual report.

Offshore
Ruanyun Edai Technology Inc.
(Cayman Islands)
100%
100%
100%
Formind Global Holdings Sdn. Bhd. (Malaysia)
Soft Cloud Technology Limited
(Hong Kong)
Soft Cloud Smart Technology Company
(Saudi Arabia)
100%
Onshore (PRC)
Rollingthunder Technology (Jiangxi) Co., Ltd
Jiangxi Ruanyun Technology Co., Ltd
100%
Jiangxi Ruanyun Technology Co., ltd (Shenzhen Branch)
70%
51%
100%
Jiangxi Alphabet Technology Co., Ltd
Jiangzi Huizoyre Technology Co., Ltd
Joangxi Ruanyun Zhitou Education Consulting Co., Ltd
51%
60%
Jiangxi Yunxiaotong Technology Co., Ltd
Chongqing Huizhi Plan Technology Co., Ltd
100%
Gongqing City Yunxiao Bulter Technology Co., Ltd

Name	Background	Ownership
Soft Cloud Technology Limited	A Hong Kong company formed on December 24, 2020	100% owned by Ruanyun Edai Technology Inc.
Rollingthunder Technology (Jiangxi) Co., Ltd	A PRC company formed on January 19, 2021	100% owned by Soft Cloud Technology Limited
Jiangxi Ruanyun Technology Co., Ltd.	A PRC company formed on March 27, 2012	VIE of Rollingthunder Technology (Jiangxi) Co., Ltd
Jiangxi Ruanyun Technology Co., Ltd. (Shenzhen Branch)	A PRC company formed on March 27, 2017	100% owned by Jiangxi Ruanyun Technology Co., Ltd.
Jiangxi Alphabet Technology Co., Ltd.	A PRC company formed on February 21, 2017	70% owned by Jiangxi Ruanyun Technology Co., Ltd.
Jiangxi Huizuoye Technology Co., Ltd.	A PRC company formed on April 8, 2021	51% owned by Jiangxi Ruanyun Technology Co., Ltd.
Jiangxi Ruanyun Zhitou Education Consulting Co., Ltd	A PRC company formed on November 15, 2023	100% owned by Jiangxi Ruanyun Technology Co., Ltd.
Jiangxi Yunxiaotong Technology Co., Ltd	A PRC company formed on September 11, 2025	51% owned by Jiangxi Ruanyun Zhitou Education Consulting Co., Ltd.
Gongqing City Yunxiao Bulter Technology Co., Ltd	A PRC company formed on September 16, 2025	100% owned by Jiangxi Yunxiaotong Technology Co., Ltd
Chongqing Huizhi Plan Technology Co., Ltd	A PRC company formed on July 18, 2025	60% owned by Jiangxi Ruanyun Zhitou Education Consulting Co., Ltd.
Soft Cloud Smart Technology Company	A Saudi Arabia company formed on December 15, 2025	100% owned by Ruanyun Edai Technology Inc.
Formind Global Holdings Sdn. Bhd.*	A Malaysia company formed on April 30, 2026	100% owned by Ruanyun Edai Technology Inc.

*This subsidiary was formed after March 31, 2026 and is not reflected in the consolidated financial statements included elsewhere in this annual report.

The registered capital of Jiangxi Huizuoye Technology Co., Ltd. will be fully paid by 2030. The registered capital of Rollingthunder Technology (Jiangxi) Co., Ltd will be fully paid by 2050. The registered capital of Jiangxi Ruanyun Zhitou Education Consulting Co., Ltd. will be fully paid by 2029. The equity interests of Jiangxi Alphabet Technology Co., Ltd. were fully paid by 2023. The registered capital of the VIE, Jiangxi Ruanyun, was fully paid by 2019.

Soft Cloud Smart Technology Company was incorporated in Saudi Arabia during fiscal year 2026. Formind Global Holdings Sdn. Bhd. was incorporated in Malaysia after the 2026 fiscal year-end and is not reflected in the consolidated financial statements included elsewhere in this annual report. The establishment of these entities does not change the VIE structure in China.

D. Property, Plant and Equipment

Our principal executive offices are located in Nanchang and Shenzhen, China. We also own one real property in Nanchang City, China with a space that totals 118.09 square meters, or approximately 1,271.11 square feet, which we have ownership of until September 24, 2079. Information on our material leased properties as of the date of the filing of this annual report with the SEC is summarized below:

Location	Space (In Square Meters)	Lease Period
Nanchang	3,047.43	January 1, 2026-December 31, 2026
Shenzhen	39.76	January 1, 2026-December 31, 2026
Total	3,087.19

Our principal executive office is located at No. 698 Jing Dong Avenue, ZheJiang University HighTech Campus, Nanchang, Jiangxi, China 330096, where we lease combined approximately 3047.43 square meters, or approximately 32,800 square feet, of office space. We lease this space under a lease agreement that terminates on December 31, 2026. We also have an office space free use certificate for office premises located at Room 1907, Guangyin Building, No. 38, Futian South Road, Huanggang Port, Futian District, Shenzhen, China 518000, covering approximately 39.76 square meters, or approximately 428 square feet. The period of use for this space terminates on December 31, 2026. We also have office space free use certificates for certain office premises located in Nanchang and Jiujiang, China. The period of use for these spaces terminates on December 31, 2026.

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

This discussion and other parts of this annual report may contain forward-looking statements based upon current beliefs, plans, and expectations that involve risks, uncertainties, and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this annual report.

You should carefully read “Item 3. Key Information-D. Risk Factors” of this annual report to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

As a holding company with no material operations of our own, we (Ruanyun) primarily conduct our operations through contractual arrangements with our variable interest entity (VIE) and its subsidiaries in China. We have begun international expansion by establishing a subsidiary in Saudi Arabia during fiscal year 2026 and a subsidiary in Malaysia after fiscal year-end. We currently expect certain new international activities to be conducted through these subsidiaries or related platforms, subject to applicable law, local licensing, contractual arrangements and revenue-recognition analysis.

Overview

We are a data-driven artificial intelligence, or AI, technology company historically focused on K-12 education in China. During the fiscal year ended March 31, 2026, we continued a strategic transition toward a broader AI-enabled education, campus services and institutional technology platform. This transition builds on our historical SmartExam® and SmartHomework® solutions, educational content, assessment, AI-OCR, learning data and school-facing service relationships, while adding newer initiatives in Smart Campus Services, international education and language learning, and AI application products.

Our fiscal year 2026 operating results reflect this transition. Revenue increased from approximately $6.69 million in fiscal year 2025 to $7.48 million in fiscal year 2026, representing an increase of approximately 11.9%. The increase was primarily due to the launch and growth of Smart Campus Services and related campus operations and student-life services. At the same time, gross margin decreased from 56.7% in fiscal year 2025 to 25.2% in fiscal year 2026 because a larger portion of revenue was derived from lower-margin campus operations and service activities, while higher-margin AI application and international education initiatives remained smaller contributors during fiscal year 2026.

Following completion of our initial public offering in April 2025, we expanded the personnel, systems and professional support required to operate as a public company, while shifting our revenue mix toward Smart Campus Services and related campus operations and reducing reliance on certain historical K-12 activities. We also began building the organizational and commercial foundation for newer AI application and international initiatives. As a result, fiscal year 2026 included higher public-company, professional, marketing and organizational costs, as well as a materially different revenue, margin and working-capital profile. Certain transition-related expenditures may not recur at the same level; however, public-company compliance costs and the costs of supporting our expanded operations are expected to continue.

For management and investor communication purposes, we currently view our business through three principal operating categories: Campus & Education Services, International Education & Testing, and AI Applications & Enterprise Solutions. These categories are used for business planning purposes only. We continue to manage and report our financial results on a consolidated basis and have not presented separate reportable segments in this annual report.

Campus & Education Services includes Smart Campus Services, campus operations and student-life services, smart campus infrastructure, educational content, examination and assessment services, and AI vocational training. International Education & Testing includes HanLink and related language learning, testing, student recruitment and support services. AI Applications & Enterprise Solutions includes Cogni AI, YeeZo and related document intelligence, workflow automation and AI application initiatives.

Our historical SmartExam® and SmartHomework® product lines remain foundational to our business and technology base, but they no longer fully describe our current revenue mix or strategic direction. Accordingly, this discussion should be read in light of our transition toward the broader Formind operating model described above.

Since our inception, our online academic exercise question bank has accumulated over 10 billion test data points from approximately 15.15 million students across more than 20,000 schools. Through continuous collection and analysis of students’ online learning data, our AI algorithms are constantly expanding and upgrading, achieving an assessment accuracy rate of 97% (based on our internal calculations only), thereby allowing us to provide students with tailored and effective learning strategies.

Revenue for the fiscal year ended March 31, 2026 was $7.48 million, compared to $6.69 million for the fiscal year ended March 31, 2025, representing an increase of approximately 11.9%. The Company incurred net losses of $7.91 million and $0.52 million for the fiscal years ended March 31, 2026 and 2025, respectively. The increase in revenue was primarily attributable to Campus & Education Services, including Smart Campus Services and related campus operations and student-life services. The change in net loss was primarily affected by the shift in revenue mix, the resulting decrease in gross margin, public company costs, and continuing investment in strategic initiatives.

Campus & Education Services, which includes Smart Campus Services and related campus operations and student-life services, contributed substantially to fiscal year 2026 revenue, representing $6.99 million, or 93.4% of total revenue based on management’s current operating-category classification. Within that category, Campus Operations & Student-Life Services generated $5.72 million, or 76.4% of total revenue, with gross margin of 17.9%. These businesses may have different margins, cash collection, operating, regulatory and accounting characteristics from our historical SmartExam® and SmartHomework® businesses. In particular, certain campus operations involve merchant, student-life, utility, catering, accommodation or service-management arrangements that require evaluation of revenue recognition, principal-versus-agent presentation, consolidation and collectability under U.S. GAAP. Our AI and international initiatives remain at different stages of commercialization and may not generate material revenue on expected timelines or at all.

Key Factors Affecting Our Results of Operations

Our operating results are primarily affected by the following company-specific factors:

Revenue Mix and Campus & Education Services

Our revenue performance for the fiscal year ended March 31, 2026, was materially driven by the rapid expansion of our Campus & Education Services management operating category, which generated $6.99 million, or 93.4% of our total revenue, with a gross margin of 22.7%. This category’s growth was primarily led by our Campus Operations & Student-Life Services, which generated $5.72 million, or 76.4% of total revenue. Because this business line involves high-volume, resource-intensive operations such as campus facilities management and retail services, it delivered a lower gross margin of 17.9%, which was lower than many of our historical software, content, license and AI-OCR based services. Moving forward, ongoing changes in the relative mix among Campus & Education Services, historical SmartExam® and SmartHomework® businesses, AI applications and international education initiatives will continue to affect our revenue growth and gross margin.

Revenue Recognition and Gross-versus-Net Presentation

Our results may be affected by how certain campus operations and support services are evaluated under U.S. GAAP, including whether the Company acts as principal or agent, whether amounts collected or remitted on behalf of merchants, operators or service providers are included in revenue, and the timing of revenue recognition. Any changes in the accounting presentation of these arrangements could materially affect reported revenue, cost of revenue, gross profit and gross margin without necessarily changing the underlying operating activity.

Development and Commercialization of AI Application Initiatives

Cogni AI, YeeZo and related AI application initiatives are intended to extend our AI-OCR, document intelligence, workflow automation and content production capabilities into institutional and enterprise use cases. These initiatives may have higher-margin characteristics than campus operations, but they are at different stages of commercialization and may require customer customization, deployment support, integration, data migration and ongoing service resources.

International Expansion and Partner Arrangements

Our international expansion depends on our ability to localize products, develop relationships with customers and partners, manage related-party and third-party channel arrangements, comply with local laws and licensing requirements, collect payments, provide implementation and support services, and convert pilots, memoranda of understanding and strategic discussions into revenue-generating agreements. Revenue generated by a strategic associate, channel partner or other third party is not automatically revenue of the Company unless the Company is entitled to fees under applicable agreements and revenue recognition is appropriate under U.S. GAAP. International initiatives may also require additional capital, management attention, local staffing, compliance infrastructure and professional support.

Legacy Education Policy Environment

Changes in the PRC education regulatory, procurement and customer environment, which were described as risks in prior periods, continued to affect certain legacy K-12 publishing, digitalization and school-facing activities during fiscal year 2026. In response, the Company reduced reliance on selected legacy revenue streams and focused on Smart Campus Services, vocational and adult-learning applications, AI-enabled products and international education and technology initiatives. This shift contributed to changes in revenue mix, gross margin, operating expense and working-capital requirements. The Company believes its newer business models and products may provide additional growth opportunities, but many remain at an early stage and there can be no assurance regarding the timing or level of future revenue.

Ability to Manage Operating Expenses, Working Capital and Public Company Costs

Our operating results are affected by our ability to manage cost of revenue, operating expenses, public company costs, accounts receivable collection, supplier payments, bank financing and the cash requirements associated with domestic and international growth initiatives. Smart Campus Services and related campus operations may have different working-capital requirements, supplier or merchant settlement cycles, payment timing and collectability risks from our historical businesses. Public company costs and the costs of implementing and supporting new AI and international initiatives may also affect our results.

Our ability to integrate technology into products and services is a factor affecting our revenue and financial performance. We have developed technologies including OCR, data mining and data analytics and integrate them into our products and services. We expect to continue investing in technology development and product upgrades, although such investments may not result in expected revenue or profitability.

Key Financial Performance Indicators

Our key financial performance indicators, including our revenue, gross profit and gross margin, and operating expenses, are discussed in the following paragraphs.

Revenue

Historically, the vast majority of our revenue was derived from SmartExam® and SmartHomework® product lines. During fiscal year 2026, our revenue mix changed materially as Smart Campus Services and related campus operations and student-life services became a significant contributor to total revenue.

Revenue for fiscal year 2026 was weighted toward the second half of the year. This concentration reflected the timing of project delivery, customer acceptance and invoicing, together with the launch and ramp of Smart Campus Services beginning in September 2025. Because Smart Campus Services operated for only part of fiscal year 2026, management does not currently expect the same degree of first-half/second-half concentration to represent a structural feature of the business going forward. Revenue timing may nevertheless continue to vary between periods based on contract milestones, acceptance procedures, school calendars, customer budgets and invoicing cycles.

The following table presents revenue by management operating category for fiscal year 2026 based on management’s current classification.

Concurrently, certain revenue balances for the fiscal year 2025 have been reclassified to conform to the current period’s presentation. These reclassifications were made to reflect recent organizational realignments in our product lines and management operating category presentation, enabling consistent comparative analysis across periods. These reclassifications had no impact on previously reported consolidated total revenues and net income.

Campus & Education Services: This category emerged as our primary operational driver, generating revenue of $6.99 million and accounting for 93.4% of total consolidated revenue for the fiscal year 2026. Reflecting the labor- and service-intensive nature of high-volume campus facilities management and retail operations, the category delivered a gross margin of 22.7%.

AI Applications & Enterprise Solutions: This category generated revenue of $0.40 million, representing 5.3% of our total revenue mix. Driven by our proprietary technology layers and software integrations, the category maintained a high-margin profile, delivering a gross margin of 61.9%.

International Education & Testing: This newly expanded business line contributed revenue of $0.09 million, representing 1.2% of total revenue. As an early-stage business line, it achieved a strong gross margin of 52.5%

Total revenue for fiscal year 2026 was $7.48 million, with gross margin of 25.2%.

Management monitors financial performance across our primary operating categories and underlying product offerings. For the fiscal year ended March 31, 2026, the Campus Operations & Student-Life Services product line generated $5.72 million, representing 76.4% of the total revenue and served as the primary driver behind both our shifting revenue mix and the concurrent compression of our consolidated gross margins. Our higher-margin operating categories, specifically AI Applications & Enterprise Solutions and International Education & Testing, constituted a smaller proportion of our total revenue mix during the fiscal year of 2026. Consequently, the stronger profitability profile of these technology lines was insufficient to mitigate the margin-dilutive impact stemming from the expansion of our lower-margin campus service operations.

The following table presents revenue structured under the Company’s current product-line framework. To conform to this current period’s presentation, relevant product-line revenue balances for the fiscal year ended March 31, 2025, have been retrospectively reclassified into these updated categories. This presentation reflects the operational realities and product mix of the business as executed during the fiscal year ended March 31, 2026. Accordingly, these historical metrics should be evaluated in conjunction with the updated management operating category disclosures and analytical commentary provided above.

	For the Years Ended March 31,
	2026		2025
	$	%	$	%
Campus and education services
a. Smart campus infrastructure	420,296	5.62%	2,113,485	31.61%
b. Education content and learning resources	294,376	3.93%	2,909,528	43.52%
c. Examination and assessment services	51,541	0.69%	665,258	9.95%
d. AI vocational training and talent development	510,175	6.82%	153,666	2.30%
e. Campus operations and student-life services	5,716,733	76.41%	—	—
International education & testing	92,189	1.23%	—	—
AI application & enterprise solutions	396,101	5.29%	843,450	12.62%
Total revenues	7,481,411	100.0%	6,685,387	100.0%

A significant portion of our revenue is currently generated by our consolidated variable interest entity (VIE) and its subsidiaries. We expect this structure to continue to account for the majority of our revenue for the foreseeable future.

We continue to generate revenue from our historical SmartExam® and SmartHomework® product lines, while also generating revenue from Smart Campus Services, AI application initiatives and international education initiatives.

The legacy SmartHomework® and SmartExam® product lines, which previously served as our primary financial reporting categories, have been retrospectively reclassified into our current product-line framework to maintain historical comparability. Certain legacy operational streams under these categories, including physical platform development, personalized printed exercise books, and digitization services, have become less indicative of our current business mix as we continue to scale our core Campus Operations & Student-Life Services, AI-OCR-based digital technology solutions, advanced AI application initiatives, and international education programs.

Cost of Revenue

Our cost of revenue primarily consists of direct expenditures incurred in the delivery of our products and services, including the cost of materials, hardware equipment and procurement costs for integrated platform development projects, payroll and employee compensation, depreciation of operational equipment, amortization of capitalized software development costs, direct campus operations and fulfillment costs, supplier and vendor settlement fees, and other directly attributable administrative expenses. For the fiscal year ended March 31, 2026, cost of revenue increased to $5.60 million from $2.89 million for the fiscal year ended March 31, 2025, representing a 93.5% increase. This increase was primarily driven by an expansion in our Campus Operations & Student-Life Services, which constituted a significantly larger proportion of our consolidated revenue mix. These campus-based services carry a lower gross margin profile and higher direct infrastructure, material, and operational costs compared to our historical high-margin offerings, such as proprietary software licensing, educational content delivery, and automated AI-OCR digital technology services.

Gross Margin

We utilize gross margin to evaluate the operational profitability of our product and service offerings. Our gross profit margins are subject to fluctuations driven by a variety of factors, including our consolidated revenue mix, vendor and merchant settlement arrangements, operational headcount and labor compensation, shifting market demand, commercial pricing strategies, the timing of formal customer project acceptances, and the relative proportion of hardware, software, licensing, and campus services delivered within our contracts. Our gross margin decreased from 56.7% for the fiscal year ended March 31, 2025, to 25.2% for the fiscal year ended March 31, 2026. This contraction was primarily attributable to a significant volume expansion in our Campus Operations & Student-Life Services product line, which carries a structurally lower gross margin profile than our historical software licensing, educational content, and digitization streams. During the fiscal year ended March 31, 2026, our higher-margin offerings, specifically the AI Applications & Enterprise Solutions (operating at a gross margin of 61.9%) and International Education & Testing (operating at a gross margin of 52.5%), contributed positively to our operating results. However, the commercial scale of these newer technology initiatives was not yet sufficient to mitigate the margin-dilutive impact of our expanding campus services revenue mix.

Operating Expenses

Our operating expenses consist of selling expenses, general and administrative expenses, and research and development expenses. Following our IPO, our operating expenses may be affected by public company costs, professional fees, compliance, investor relations, expansion into new jurisdictions, technology development and the commercialization of new products.

The following table presents the components of our operating expenses for the periods indicated, in absolute amounts and as a percentage of total net revenue:

	For the Years Ended March 31,
	2026		2025
	$	%	$	%
Selling expenses	(3,890,156)	(52.0%)	(1,784,837)	(26.7%)
General and administrative expenses	(4,532,566)	(60.6%)	(1,563,423)	(23.4%)
Research and development expenses	(775,867)	(10.4%)	(930,904)	(13.9%)
Total operating expenses	(9,198,589)	(123.0%)	(4,279,164)	(64.0%)

Our selling expenses primarily consist of marketing expenses, sales personnel compensation, and related expenses. For the years ended March 31, 2026 and 2025, these accounted for 52.0% and 26.7% of our total revenue, respectively. Accordingly, selling expenses did not remain at a consistent percentage of revenue during the two periods. Future selling expense will depend on the pace and effectiveness of commercialization, geographic expansion and customer acquisition.

Our general and administrative expenses primarily consist of compensation and related costs for employees engaged in general corporate functions (including accounting, finance, tax, legal and human resources), third-party professional-service fees and other general corporate costs. For the years ended March 31, 2026 and 2025, these expenses accounted for 60.6% and 23.4% of revenue, respectively. The increase in general and administrative expenses as a percentage of revenue in fiscal year 2026 primarily reflected higher legal, audit, accounting advisory, compliance, investor-relations, personnel and corporate-overhead costs following the IPO and in connection with the Company's broader strategic transition. We expect to continue incurring public-company reporting, governance, compliance and professional-service costs, although the level of general and administrative expense will depend on staffing, external-service arrangements and the pace of the Company's business development.

Our research and development expenses primarily consist of technology infrastructure expenses and compensation and related costs for employees engaged in application development, category expansion and other system support. For the years ended March 31, 2026 and 2025, these expenses represented 10.4% and 13.9% of revenue, respectively, and therefore declined as a percentage of revenue in fiscal year 2026. Future research and development expense will depend on product scope, commercialization priorities, personnel requirements and international deployment needs.

Other Income (Expenses)

Other income (expenses) consist of (i) government grants, (ii) net interest expense, and (iii) other net (expenses) income.

The following table presents the components of other income (expenses) for the periods indicated, in absolute amounts and as a percentage of total revenue.

	For the Years Ended March 31
	2026		2025
	$	%	$	%
Interest income (expenses), net	31,404	0.4%	(153,869)	(2.3%)
Government subsidy	210,894	2.8%	11,811	0.2%
Other income (expenses), net	(813,127)	(10.9%)	108,644	1.6%
Total other expenses, net	(570,829)	(7.7%)	(33,414)	(0.5%)

Net Interest Expense. Our net interest expense includes interest expense and incidental costs related to bank borrowings, less interest received on bank deposits and interest earned on long-term receivables.

Government Grants. Our government grants consist of subsidies received from the Chinese government.

Other Net Income (Expenses). Other net income (expenses) includes penalty from PRC local government, VAT deductions, less other operating expenses.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, there is no direct taxation in the Cayman Islands and interest, dividends and gains payable to the Company will be received free of all Cayman Islands taxes. In addition, our payment of dividends to our shareholders, if any, is not subject to withholding tax in the Cayman Islands. The Company is registered as an “exempted company” pursuant to the Companies Act. The Company has obtained an undertaking from the Government of the Cayman Islands to the effect that, for a period of twenty years from September 16, 2021, no law that thereafter is enacted in the Cayman Islands imposing any tax or duty to be levied on profits, income or on gains or appreciation, or any tax in the nature of estate duty or inheritance tax, will apply to any property comprised in or any income arising under the Company, or to the participating shareholders thereof, in respect of any such property or income.

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

PRC

Our subsidiary, the VIE and the VIE’s subsidiaries incorporated in China are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. For the years ended March 31, 2026 and 2025, Jiangxi Alphabet, Shenzhen Ruanyun, Huizuoye, Ruanyun Zhitou and WFOE were qualified as “Small Enterprise with Low Profit” entities in accordance with PRC tax laws. Jiangxi Yunxiaotong, Gongqing Yunxiao, and Chongqing Huizhi were qualified as “Small Enterprise with Low Profit” entities in accordance with PRC tax laws for the year ended March 31, 2026. These entities received a preferential income tax rate of 5% until December 31, 2027. We are currently subject to value added tax, or VAT, at rates between 6% and 13% on the services and products that we provide, less any deductible VAT we have already paid or borne.

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

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in Jurisdictions in Which We Operate-Under the PRC Enterprise Income Tax Law, or EIT Law, if we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

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

Comparison of the Years Ended March 31, 2026 and 2025

The following table summarizes our results of operations for the years ended March 31, 2026 and 2025, and provides information regarding dollar and percentage increases or decreases for these years.

	For the Years Ended March 31,
	2026		2025		Change	Change
	$	%	$	%	$	%
Total revenues	7,481,411	100.0%	6,685,387	100.0%	796,024	11.9%
Cost of revenues	(5,597,566)	(74.8%)	(2,892,516)	(43.3%)	2,705,050	93.5%
Gross profit	1,883,845	25.2%	3,792,871	56.7%	(1,909,026)	(50.3%)
Operating expenses
Selling expenses	(3,890,156)	(52.0%)	(1,784,837)	(26.7%)	2,105,319	118.0%
General and administrative expenses	(4,532,566)	(60.6%)	(1,563,423)	(23.4%)	2,969,143	189.9%
Research and development expenses	(775,867)	(10.4%)	(930,904)	(13.9%)	(155,037)	(16.7%)
Total operating expenses	(9,198,589)	(123.0%)	(4,279,164)	(64.0%)	4,919,425	115.0%
Loss from operations	(7,314,744)	(97.8%)	(486,293)	(7.3%)	6,828,451	1,404.2%
Other income (expenses), net
Interest income (expenses), net	31,404	0.4%	(153,869)	(2.3%)	185,273	(120.4%)
Government subsidy	210,894	2.8%	11,811	0.2%	199,083	1,685.6%
Other (income) expenses, net	(813,127)	(10.9%)	108,644	1.6%	(921,771)	(848.5%)
Loss before income tax	(7,885,573)	(105.5%)	(519,707)	(7.8%)	7,365,866	1,417.3%
Income tax expenses	(22,139)	(0.3%)	(16)	0.0%	22,123	138,268.8%
Net loss	(7,907,712)	(105.7%)	(519,723)	(7.8%)	7,387,989	1,421.5%

Revenue

Our revenue increased from $6.69 million in fiscal year 2025 to $7.48 million in fiscal year 2026, representing an increase of $0.80 million or 11.9%. The increase was primarily attributable to the launch and growth of Smart Campus Services and related campus operations and student-life services during fiscal year 2026, partially offset by decreases or changes in certain historical SmartHomework® revenue streams, including digitalization services, personalized exercise books and other legacy school-facing activities affected by PRC education policy and changes in customer demand. Our fiscal year 2025 revenue has been retrospectively reclassified to conform to the current period’s product-line and management presentation for comparative analysis against these structural changes in our revenue mix.

The following table presents our revenue breakdown for the years indicated, in absolute amounts and as a percentage of total revenue:

	For the Years Ended March 31,
	2026		2025
	$	%	$	%
Campus and education services:
a. Smart campus infrastructure	420,296	5.6%	2,113,485	31.6%
b. Education content and learning resources	294,376	3.9%	2,909,528	43.5%
c. Examination and assessment services	51,541	0.7%	665,258	10.0%
d. AI vocational training and talent development	510,175	6.8%	153,666	2.3%
e. Campus operations and student-life services	5,716,733	76.4%	—	—%
International education & testing	92,189	1.2%	—	—%
AI application & enterprise solutions	396,101	5.3%	843,450	12.6%

Total revenues	7,481,411	100.0%	6,685,387	100.0%

Campus and education services:

1.	Smart campus infrastructure. Revenue decreased significantly by $1.69 million, or 80.1%, from $2.11 million in fiscal year 2025 to $0.42 million in fiscal year 2026. The decrease was primarily attributable to a management-driven strategic shift away from capital-intensive legacy hardware provisioning and custom physical platform development projects. Historically, these hardware-centric deployments and localized server setups constituted a substantial portion of our infrastructure revenue stream. However, in alignment with our ongoing operational restructuring and expansion of new product lines, the Company has scaled back these projects to reallocate resources for the new business lines. The decrease was further compounded by a broader softening in institutional demand and macro-level procurement adjustments across municipal school districts. Consequently, as legacy contracts reached fulfillment or were systematically phased out, the pipeline of replacing infrastructure projects was intentionally constrained, resulting in the year-over-year revenue decline.

2.	Education content and learning resources. Revenue decreased significantly by $2.62 million, or 89.9%, from $2.91 million in fiscal year 2025 to $0.29 million in fiscal year 2026. The decrease was primarily attributable to the ongoing phase-out of legacy product lines, such as personalized printed exercise books. The decrease was further driven by a substantial reduction in market demand for our manual digitization services. In response to these shifting market dynamics and evolving institutional procurement priorities, the Company pivoted its core strategic focus and technical resources toward our AI Applications & Enterprise Solutions business line for the expansion of our AI application and enterprise solutions. As of the date of the filing of this annual report with the SEC, we provided services to Lorpzenst Innovations LLC in the United States.

3.	Examination and assessment services. Revenue declined by $0.61 million, or 92.3%, from $0.67 million in fiscal year 2025 to $0.05 million in fiscal year 2026. The decrease was primarily attributed to the scale-back of our legacy SmartExam® product line to optimize our working capital and reallocate corporate resources toward higher-growth segments. This planned reduction in legacy volume allowed us to focus our technical frameworks and capital deployment on the expansion of next-generation offerings, such as our advanced AI applications & enterprise Solutions and campus operations and student life services.

4.	AI vocational training and talent development. Revenue increased by $0.36 million, or 232.0%, from $0.15 million in fiscal year 2025 to $0.51 million in fiscal year 2026. The increase primarily reflected commercialization and customer adoption of our vocational training and digital talent-development solutions. Management believes this business line addresses demand for professional skill-upgrading and vocational education. Future growth will depend on customer adoption, institutional budgets, contract execution and competitive conditions.

5.	Campus operations and student-life services. Revenue was $5.72 million in fiscal year 2026, representing 76.4% of total consolidated revenue, compared with nil in fiscal year 2025. Following its launch during the fiscal year, this category became the largest component of consolidated revenue. The increase reflected initial operations under managed dining hall, direct campus retail and multi-facility campus arrangements. These service- and labor-intensive activities carry a lower gross margin profile than our historical software lines and therefore contributed to the change in our consolidated margin mix. Future revenue and margin will depend on contract renewal, customer and user activity, settlement cycles, operating execution and the accounting presentation of applicable arrangements.

International education & testing

Revenue from International Education & Testing was $0.09 million for the fiscal year ended March 31, 2026, compared with nil for the fiscal year ended March 31, 2025. The increase primarily reflected the initial launch of the Company's international education, testing and academic-support initiatives. This category remained an early-stage and minor contributor to revenue. Its future growth and margin profile will depend on customer adoption, partner performance, contract execution, regulatory requirements and revenue recognition.

AI application & enterprise solutions

Revenue from AI application & enterprise solutions decreased by $0.45 million, or 53.0%, from $0.84 million in fiscal year 2025 to $0.40 million in fiscal year 2026. The decrease was primarily attributed to a structural transition in our commercial models following the roll-out of our new Cogni AI business line. Under this category, we introduced two distinct commercial frameworks that altered the timing and recognition of our revenue streams: 1) Bundled Transaction Model: Customers acquire full legal ownership of customized hardware devices integrated with a perpetual license to access and operate the Cogni AI software platform. Revenue recognition under this model is heavily dependent on hardware delivery timelines and initial deployment milestones, rather than upfront software licensing fees; 2) Subscription-Based Model: Customers pay a fixed monthly fee to utilize the specialized hardware equipment and gain ongoing access to the hosted Cogni AI software platform.

Management attributes the decrease to the transition in contract structure and revenue-recognition timing from larger upfront software-licensing arrangements toward monthly subscription fees and hardware-linked deployment milestones. There is no assurance that revenue from this category will recover or grow on the anticipated timeline.

Cost of Revenue. Our cost of revenue increased by $2.71 million, or 93.5%, from $2.89 million for the fiscal year ended March 31, 2025, to $5.60 million for the fiscal year ended March 31, 2026. The significant increase was primarily driven by the growth and commercial roll-out of our new Campus Operations and Student-Life Services business line, which grew to constitute 76.4% of our total consolidated revenue mix in fiscal year 2026. Unlike our historical software licensing, educational content, and legacy digitization services, which carried minimal direct fulfillment costs, the integrated campus management, managed dining halls, and direct retail operations are inherently service and resource intensive. Consequently, this change in revenue mix required substantial increases in direct operating costs, product procurement expenses, campus fulfillment logistics, and third-party supplier settlement fees, thereby driving the year-over-year expansion in our consolidated cost of revenue.

Gross Profit. As a result of the foregoing, our gross profit decreased by $1.91 million, or 50.3%, from $3.79 million for the fiscal year ended March 31, 2025, to $1.88 million for the fiscal year ended March 31, 2026. Our consolidated gross margin decreased from 56.7% for the fiscal year ended March 31, 2025, to 25.2% for the fiscal year ended March 31, 2026. The decrease in gross margin was primarily attributable to a significant shift in our revenue mix, characterized by the rapid expansion of lower-margin operations within our Campus Operations and Student-Life Services product line, which grew to represent 76.4% of total consolidated revenue. Due to the high direct procurement and labor-intensive service costs associated with managing dining halls and campus retail operations, this product line carries a lower gross margin profile than our historical software and educational content lines. Although our next-generation technology offerings, including Cogni AI, HanLink, YeeZo and other AI and international initiatives may have higher-margin characteristics, they were at earlier stages of commercialization during fiscal year 2026 and did not yet materially offset the margin impact of the Campus & Education Services revenue mix.

Operating Expenses. Our operating expenses increased by $4.92 million, or 115.0%, from $4.28 million for the fiscal year ended March 31, 2025, to $9.20 million for the fiscal year ended March 31, 2026. The change in operating expenses was primarily attributable to a substantial increase in public company compliance costs, elevated professional fees (including legal, audit, and advisory services), and administrative expenses directly related to the Company’s transition to a publicly traded entity. The increase was further driven by increases in selling and marketing expenses as we restructured our primary business lines, optimized our sales force, and deployed capital toward initial commercial expansion into overseas markets.

Selling Expenses. Selling expenses increased by $2.11 million, or 118.0%, to $3.89 million in fiscal year 2026 and represented 52.0% of revenue, compared with 26.7% in fiscal year 2025. The increase primarily reflected international marketing and promotional activity, business-development and sales-pipeline costs, and account-management activity associated with Smart Campus Services. Accordingly, selling expense did not remain at a consistent percentage of revenue during the two periods. Future selling expense will depend on the pace and effectiveness of commercialization, geographic expansion and customer acquisition.

General and Administrative Expenses. General and administrative expenses increased by $2.97 million to $4.53 million in fiscal year 2026. The increase included higher legal, audit, accounting advisory, compliance, investor-relations, personnel and corporate-overhead costs following the IPO and in connection with the Company's broader strategic transition. Although certain initial or transaction-specific expenditures may not recur, the Company expects to continue incurring public-company reporting, governance, compliance and professional-service costs.

Following the elevated public-company and professional-service costs incurred during fiscal year 2026, management has begun implementing measures intended to improve operating efficiency and reduce the administrative burden associated with being a public company. These measures include reviewing and, where appropriate, consolidating or renegotiating external professional-service arrangements; strengthening internal finance, disclosure, investor-relations and planning capabilities; improving budgeting and reporting processes; and using technology and specialist support more selectively. These measures are intended to improve cost discipline, but implementation may require additional investment, savings may take time to realize, and the Company will continue to incur costs required for public-company reporting, governance and compliance.

Research and Development Expenses. Research and development expense decreased by 16.7% to approximately $0.78 million in fiscal year 2026. The decrease reflected reduced spending on certain legacy platforms, optimization of personnel and technology infrastructure, and management's increased use of AI-assisted coding, testing, documentation and development workflows for selected engineering activities. Management believes these tools improved the efficiency of portions of the development process and supported continued work on newer initiatives while reducing overall expense. The decrease should not be interpreted as a reduction in the strategic importance of product development. The Company expects the level of future R&D expense to vary with product scope, commercialization priorities, personnel requirements and international deployment needs.

Other Income (Expenses), net. Our expenses increased by $0.54 million, or 1,608.4% from $0.03 million for the fiscal year ended March 31, 2025, to $0.57 million for the fiscal year ended March 31, 2026. The increase was primarily attributable to a $0.74 million penalty charge from the PRC local government, coupled with fluctuations in foreign exchange differences.

Government Grants. Government grants were $0.21 million in fiscal year 2026, compared with $0.01 million in fiscal year 2025. The increase was primarily attributable to financial subsidies and non-recurring technology-innovation incentives awarded by local government authorities.

Net Loss. As a result of the foregoing, we recorded a net loss of $7.91 million for the fiscal year ended March 31, 2026, compared with a net loss of $0.52 million for the fiscal year ended March 31, 2025.

B. Liquidity and Capital Resources

To date, we have funded our operations primarily through capital contributions, bank loans, shareholder or related-party working capital support, IPO proceeds and, after fiscal year-end, additional equity financing. For the years ended March 31, 2026 and 2025, we recorded net losses of $7.91 million and $0.52 million, respectively, and net cash used in operating activities of $9.15 million and $1.82 million, respectively. As of March 31, 2026, accumulated deficit was $23.48 million. These conditions, together with operating cash outflows and ongoing working-capital requirements, raised substantial doubt about our ability to continue as a going concern. As a result, management concluded that cash from operations, existing cash and cash equivalents, and bank loans are sufficient to fund our operating activities, capital expenditures, and other obligations for the next 12 months, though our ability to continue as a going concern remains dependent upon successfully executing these plans, securing additional financing, and achieving profitable operations.

On April 7, 2025, we completed our initial public offering of 3,750,000 ordinary shares at a public offering price of $4.00 per share and received net cash proceeds of approximately $13.5 million on April 17, 2025. In December 2025, we entered into a purchase agreement pursuant to which we may sell up to $100.0 million of ordinary shares from time to time over a 36-month period, subject to the terms and conditions of that agreement. In April 2026, we completed an equity financing for gross proceeds of approximately $1.73 million. In May 2026, we obtained a loan from a bank of approximately $1.4 million to support our working capital needs. These financing sources may support our liquidity, but sales under the purchase agreement are subject to market conditions, registration, pricing, volume and other limitations, and there is no assurance that we will be able to draw meaningful amounts under the facility or obtain additional financing on acceptable terms or at all.

Management monitors cash balances, accounts receivable collections, bank loans, operating cash flows, use of IPO proceeds and working-capital requirements. Our Smart Campus Services business may have different working-capital requirements, supplier or merchant settlement cycles and collection timing than our historical SmartExam® and SmartHomework® businesses. Our ability to meet our obligations depends on collecting receivables, renewing or replacing bank loans, controlling costs, managing Smart Campus settlement cycles, executing our strategic transition and obtaining additional financing if needed.

As of March 31, 2026 and 2025, our cash balances were $4.08 million and $0.67 million, respectively. As of March 31, 2026, we had gross accounts receivable of $4.27 million from third parties and $0.33 million of net accounts receivable from related parties, of which approximately 18%, or $0.75 million, had been subsequently collected from third parties and approximately 45%, or $0.15 million, had been subsequently collected from related parties as of July 20, 2026. The collectability and timing of accounts receivable are important to our liquidity, particularly as Smart Campus Services may involve different counterparties, payment cycles and settlement arrangements from our historical customer contracts. The remaining balance, net of allowance for credit losses, is expected to be collected within applicable credit terms, although there can be no assurance that all amounts will be collected on the expected timeline or at all.

As of March 31, 2026, our short-term bank loan balance was $4.28 million, compared to $4.41 million as of March 31, 2025. We expect, based on experience and credit history, that we may be able to renew certain existing short-term bank loans, but there is no assurance that renewals or replacement financing will be available on acceptable terms or at all. If bank loans are not renewed, if accounts receivable collection is delayed, if Smart Campus settlement cycles require additional working capital, or if we pursue investments, acquisitions, capital expenditures or international expansion, we may need additional cash resources. We may seek such resources through credit facilities, debt financing, equity financing, sales under our existing purchase agreement or other financing transactions, any of which may not be available on acceptable terms and may result in dilution, increased fixed obligations or other restrictions.

Most of our future revenue in the foreseeable future is expected to be denominated in RMB. Under current Chinese foreign exchange administration regulations, payments under current accounts, including profit distributions, interest payments, and trade and service-related foreign exchange transactions, can be made in foreign currency as long as certain routine procedural requirements are met, without prior approval from SAFE. Therefore, our Chinese subsidiaries can pay foreign currency dividends to us in accordance with certain routine procedural requirements without prior SAFE approval. However, if RMB needs to be converted into foreign currency and remitted out of China to pay for capital expenditures, such as repaying foreign currency-denominated loans, approval or registration from relevant government departments is required.

The following table presents a summary of our cash flows for the periods indicated:

	For the Years Ended March 31,
	2026	2025
Net cash used in operating activities	$(9,151,533)	$(1,819,988)
Net cash used in investing activities	(64,673)	(162,779)
Net cash provided by financing activities	11,837,527	1,558,088
Effect of exchange rate fluctuation on cash and restricted cash	662,243	(3,792)
Net increase (decrease) in cash and restricted cash	3,283,664	(428,471)
Cash and restricted cash at beginning of year	798,958	1,227,429
Cash and restricted cash at end of year	$4,082,622	$798,958

Operating Activities

For the year ended March 31, 2026, net cash used in operating activities was $9.15 million, while the net loss for the same period was $7.91 million. The net change was due to non-cash adjustments of $2.39 million and changes in operating assets and liabilities of $3.64 million. Non-cash adjustments primarily included depreciation and amortization of $0.17 million, share based compensation of $0.45 million, and provision for credit losses of $1.75 million. Changes in operating assets and liabilities primarily included an increase in prepayment and other current assets of $6.61 million, primarily due to the advanced payment of $2.00 million for international marketing and promotional services to accelerate our overseas market expansion as well as the advance payment of $4.20 million for a research and development project, an increase in accounts payable of $0.82 million and an increase of $1.81 million in accrued expenses and liabilities, primarily due to the expanded vendor obligations and increased operational procurement supporting our new revenue streams. The increase was offsetting by a decrease in accounts receivables from third parties of $0.82 million, primarily due to the structural shift in our revenue mix toward shorter-cycle campus operations.

For the year ended March 31, 2025, net cash used in operating activities was $1.82 million, while the net loss for the same period was $0.52 million. The net change was due to non-cash adjustments of $0.64 million and changes in operating assets and liabilities of $1.94 million. Non-cash adjustments primarily included depreciation and amortization of $0.24 million and provision for credit losses of $0.40 million. Changes in operating assets and liabilities primarily included a decrease in deferred revenue of $0.30 million, primarily due to increased Campus and Education services sales and recognized revenues, an increase in accounts receivable of $1.94 million, primarily due to an increase in accounts receivable of $1.92 million and a decrease in provision for credit losses of $0.40 million, and a decrease in accounts payable of $0.73 million, primarily due to increased payments to suppliers

Investing Activities

For the year ended March 31, 2026, net cash used in investing activities was $0.06 million, primarily attributable to the acquisition of property and equipment of $0.06 million.

For the year ended March 31, 2025, net cash used in investing activities was $0.16 million, primarily attributable to the acquisition of property and equipment of $0.14 million and minority interest of $0.02 million.

Financing Activities

For the year ended March 31, 2026, net cash provided by financing activities was $11.84 million, primarily attributable to $12.19 million of IPO proceeds presented in the statement of cash flows after deducting deferred offering costs and $2.53 million of proceeds from bank loans, partially offset by $2.89 million of bank loan repayments.

For the year ended March 31, 2025, net cash provided by financing activities was $1.56 million, primarily attributable to proceeds from bank loans of $4.71 million, partially offset by repayment of bank loans of $3.15 million.

Contractual Obligations

The following table sets forth our contractual obligations as of March 31, 2026:

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Short-term lease	$55,174	$55,174	$—	$—	$—
Short-term bank loans (1)	4,276,602	4,276,602	—	—	—
Total	$4,331,776	$4,331,776	$—	$—	$—

Notes: (1) The amount of our contractual obligations for the repayment of outstanding short-term bank loans includes the remaining balance of unamortized guarantee fees deducted as described below, and is comprised of the following bank loans:

In March 2026, Jiangxi Ruanyun entered into a one-year loan agreement with Bank of China for RMB2,000,000 ($0.3 million) at an annual interest rate of 3.00%. This loan was guaranteed by Ms. Yan Fu, our director and chief executive officer and the chief executive officer of Jiangxi Ruanyun.

In May 2025, Jiangxi Ruanyun entered into a one-year loan agreement with Bank of Beijing for RMB10,000,000 ($1.5 million) at an annual interest rate of 3.60%. This loan was guaranteed by Ms. Yan Fu, our director and chief executive officer and the chief executive officer of Jiangxi Ruanyun.

In November 2025, Jiangxi Ruanyun entered into a one-year loan agreement with GanZhou Bank for RMB9,500,000 ($1.4 million) at an annual interest rate of 3.85%. This loan was also pledged with a property of Jiangxi Ruanyun and guaranteed by Ms. Yan Fu, our director and chief executive officer and the chief executive officer of Jiangxi Ruanyun.

In August 2025, Jiangxi Ruanyun entered into a one-year loan agreement with Bank of Communication for RMB8,000,000 ($1.2 million) at an annual interest rate of 3.00%. This loan was guaranteed by Ms. Yan Fu, our director and chief executive officer and the chief executive officer of Jiangxi Ruanyun.

Holding Company Structure

Ruanyun Edai Technology Inc. is a holding company with no material operations of its own. We primarily conduct our operations through our wholly-owned subsidiaries, consolidated variable interest entities (VIEs), and their subsidiaries in China, or the PRC Entities. Therefore, our ability to pay dividends depends on the dividends paid by our PRC Entities. If our PRC Entities or any newly formed subsidiaries borrow in their own name in the future, their debt agreements may restrict their ability to pay dividends to us. Additionally, our PRC Entities can only pay dividends to us based on their retained earnings, if any, as determined under Chinese accounting standards and regulations. Under Chinese law, each of our PRC Entities is required to set aside at least 10% of its after-tax profits, if any, each year to a statutory reserve fund until such reserve fund reaches 50% of its registered capital. Furthermore, our PRC Entities may, at their discretion, allocate a portion of their after-tax profits (as determined under Chinese accounting standards) to a discretionary surplus fund. The statutory reserve fund and discretionary surplus fund cannot be distributed as cash dividends. Dividends remitted from a Wholly Foreign-Owned Enterprise in China are subject to examination by the bank designated by SAFE. Our PRC Entities have not paid dividends, and some of them cannot pay dividends until they generate accumulated profits and satisfy the statutory reserve fund requirements.

We have begun international expansion by establishing a subsidiary in Saudi Arabia during fiscal year 2026 and a subsidiary in Malaysia after fiscal year-end. We currently expect certain new international activities to be conducted through these subsidiaries or related platforms, subject to applicable law, local licensing, contractual arrangements and revenue-recognition analysis.

Trend Information

Management expects fiscal year 2027 comparability to continue to be affected by the shift toward Smart Campus Services and other service-based revenue, the timing and collectability of receivables, expected-credit-loss estimates, working-capital and principal-versus-agent judgments, continuing public-company costs, and the early-stage commercialization of AI application and international initiatives. The Company intends to pursue newer products and business models to support future growth; however, performance will depend on customer adoption, contract execution, revenue recognition, collections, regulatory compliance and access to sufficient liquidity.

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

Liquidity Risk

As of March 31, 2026 and 2025, we had cash of $4.08 million and $0.67 million, respectively, while total current liabilities were $9.12 million and $6.38 million.

Cash refers to cash on hand and demand deposits with banks that are not restricted as to withdrawal or use and have original maturities of less than three months.

As presented in our consolidated financial statements, we incurred net losses of $7.91 million and $0.52 million for the years ended March 31, 2026 and 2025, respectively. Net cash used in operating activities was $9.15 million and $1.82 million for the years ended March 31, 2026 and 2025, respectively. As of March 31, 2026 and 2025, our accumulated deficits were $23.48 million and $15.63 million, respectively.

The aforementioned facts raised substantial doubt about our ability to continue as a going concern. In assessing our liquidity, management monitors and analyzes cash on hand, accounts receivable collection, bank loan renewals, operating cash flows, working-capital requirements and the availability of financing sources. Management’s plans include using IPO proceeds and other cash resources, pursuing accounts receivable collection, seeking renewal or replacement of bank loans, managing costs and working capital, and developing domestic and international revenue opportunities. We completed our IPO in April 2025, receiving net cash proceeds of approximately $13.5 million, and completed an equity financing in April 2026 for gross proceeds of approximately $1.73 million. In May 2026, we obtained a loan from a bank of approximately $1.4 million to support our working capital needs. As a result, management concluded that cash from operations, existing cash and cash equivalents, and bank loans are sufficient to fund our operating activities, capital expenditures, and other obligations for the next 12 months, though our ability to continue as a going concern remains dependent upon successfully executing these plans, securing additional financing, and achieving profitable operations. Nevertheless, there is no assurance that these plans will be sufficient, that we will be able to obtain additional financing if needed, or that we will achieve profitability on the expected timeline or at all.

As of March 31, 2026, the Company had cash of approximately $4.08 million and short-term bank borrowings of approximately $4.28 million. Management's liquidity plan depends on receivable collections, management of Smart Campus settlement cycles, expense control, renewal or replacement of bank financing and access to additional capital. The Company's equity purchase facility and other financing arrangements are subject to conditions and should not be viewed as committed cash equal to their stated maximum amounts. Execution of the Company's growth strategy may require additional working capital, and financing may not be available on acceptable terms or at all.

The Company is also seeking to improve its financial flexibility and support the expansion of its business through completed and potential capital-raising initiatives. In parallel, the Company is developing its investor-relations, market-communications and capital-markets readiness capabilities, including through cooperation with external advisers, to improve the quality and consistency of investor engagement, increase market understanding of the Company's strategy and enhance readiness for future financing opportunities. These activities do not guarantee that additional capital will be available, and any financing will remain subject to market conditions, applicable approvals, contractual conditions, securities-law requirements and potential dilution. Investor-relations and market-development activities are distinct from securities placement or solicitation activities, which may be conducted only by appropriately authorized parties.

C. Research and development, patents and licenses, etc.

Research and Development

Jiangxi Ruanyun and its subsidiaries invest significant resources in research and development-not only to support our existing business and enhance our service and product offerings-but also to incubate new business initiatives. As of March 31, 2026, the research and development team of Jiangxi Ruanyun and its subsidiaries consisted of 26 full-time employees, which accounted for approximately 20.3% of our total full-time employees. We have invested significant resources to maintain our technological advantages and intend to continue to extensively invest in our research and development capabilities.

Our research and development expense was $0.78 million and $0.93 million for the years ended March 31, 2026 and 2025, respectively. We intend to continue to invest in research and development to support and enhance our existing products and services and to develop future product and service offerings to enhance our position in the market.

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

We believe our rights to patents, copyrights, trademarks and other intellectual property rights serve to distinguish and protect our products from infringement and contribute to our competitive advantages. We value our proprietary technologies and strong research and development capabilities, which we believe differentiate us from other companies in our industry. As of March 31, 2026, we had an intellectual property portfolio consisting of 12 patents and 34 trademarks with the PRC State Intellectual Property Administration, 95 software copyrights with the PRC State Copyright Bureau, and 20 domain names.

If in the future we have any pending patent, trademark or copyright applications, we cannot assure you that any patents, trademarks or copyrights will be issued from any such pending applications. In addition, any rights granted under any of our existing or future patents, trademarks or copyrights may not provide meaningful protection or any commercial advantage to us. With respect to our other proprietary rights, it may be possible for third parties to copy or otherwise obtain and use proprietary technology without authorization or to develop similar technology independently. We may in the future initiate claims or litigation against third parties to determine the validity and scope of proprietary rights of others. In addition, we may in the future initiate litigation to enforce our intellectual property rights or to protect our trade secrets. Additional information about the risks relating to our intellectual property is provided under “Risk Factors-Risks Related to Intellectual Property.”

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

Accounts Receivable, Net

Accounts receivable, net primarily represents amounts due from customers and are stated net of allowances for doubtful accounts, if any. The Company, its wholly-owned subsidiaries, the variable interest entity (VIE), and its subsidiaries consider various factors in assessing the collectability of accounts receivable, such as the aging of amounts due, payment history, creditworthiness, and financial condition of the debtor. The Company estimates expected credit losses under ASC 326 using the aging of amounts due, historical loss experience, payment history, creditworthiness, current conditions and reasonable and supportable forecasts. Accounts receivable are written off when management determines that collection is not probable. The Company has no off-balance sheet credit exposure related to its customers. As of March 31, 2026 and 2025, the allowance for credit loss was $3,426,877 and $1,552,580, respectively.

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

Impairment of Long-Lived Assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable or its useful life is shorter than originally estimated by the Company, its wholly-owned subsidiaries, the variable interest entity (VIE), and the VIE’s subsidiaries. When such events occur, the Company, its wholly-owned subsidiaries, the variable interest entity (VIE), and the VIE’s subsidiaries assess impairment of long-lived assets by comparing the carrying value of the asset to the estimated future undiscounted cash flows expected to be generated from the use of the asset and its eventual disposition. If the sum of the estimated future undiscounted cash flows is less than the carrying value of the asset, the Company, its wholly-owned subsidiaries, the variable interest entity (VIE), and the VIE’s subsidiaries recognize an impairment loss based on the amount by which the carrying value of the asset exceeds its fair value. For the years ended March 31, 2026 and 2025, there was no impairment of capitalized software.

Revenue Recognition

We follow ASC 606, Revenue from Contracts with Customers, or ASC 606, for revenue recognition. ASC 606 establishes principles for reporting the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The core principle requires us to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services when performance obligations are satisfied.

As our business has expanded beyond historical SmartExam® and SmartHomework® product lines, we have reclassified our revenue operating categories to reflect our current operation. Prior period financial information has been retrospectively reclassified into the current product-line and management operating category frameworks. These reclassifications reflect recent organizational realignments in the Company’s operational structures and business models and had no impact on previously reported consolidated total revenues, net loss, or total stockholders’ equity.

1. Campus and Education Services

a. Smart Campus Infrastructure

(i) Testing centers and platform development (SmartHomework® Solution)

The VIE and its subsidiaries contract with schools and local educational bureaus to deliver the integrated SmartHomework® solution for a fixed contract price. This service involves constructing, upgrading, and transforming physical A.I. Study Rooms and providing a perpetual software license to the Company’s proprietary academic evaluation technology, A.I. algorithms, and K-12 question bank content. Additionally, the Company provides ongoing, unspecified software updates on a when-and-if-available basis and cloud-based services, including data collection, cleaning, modeling, and analysis.

Contracts typically contain up to four distinct performance obligations: (1) construction of the physical A.I. Study Room, (2) provision of a perpetual software license, (3) provision of software-related cloud services, and (4) provision of unspecified software updates.

For the construction element, the underlying hardware, software deployment, and installation services are considered capable of being distinct but are not separately identifiable within the context of the contract. The A.I. Study Room functions as an integrated, combined output requested by the customer. Accordingly, these construction components are bundled and accounted for as a single performance obligation.

The fixed transaction price is allocated to each performance obligation based on its relative standalone selling price, or SSP. For deliverables lacking observable inputs, such as cloud services and unspecified updates, management estimates the SSP using judgment and relevant historical data. Revenue allocated to the construction of the A.I. Study Room and the delivery of the functional perpetual software license is recognized at a point in time when the customer executes a formal sign-off and acceptance, marking the transfer of control. Revenue allocated to the software-related cloud services and unspecified updates is deferred and recognized over time on a straight-line basis over the estimated period of performance. These deferred streams were immaterial for the fiscal years ended March 31, 2026 and 2025.

Certain contracts mandate a three-year product warranty. The Company has determined that these warranties represent assurance-type warranties under ASC 606 rather than separate performance obligations. Historical warranty costs have been immaterial, and no liability accruals have been deemed necessary.

(ii) Software Customization and Content Development

The VIE and VIE’s subsidiaries provide software customization and content development services based on customers’ specifications. Contracts of this revenue stream generally do not contain significant financing components or variable consideration. The promised services in each service contract are combined and accounted for as a single performance obligation, as the promised services in a contract are not distinct and are considered as a significant integrated service. The Company recognizes revenue from its software customization and content development service contracts at a point of time when the customers accept the customized software and / or content when the control of such software and / or content is transferred to the customer. Additionally, the Company provides product warranty on customized software. The warranty is not a separate performance obligation because the nature of the warranty is to provide assurance that the software will function as expected and comply with agreed-upon specifications. No warranty is provided for customized content delivered. The VIE and VIE’s subsidiaries have not experienced material warranty costs and, therefore, does not believe an accrual for these costs is necessary.

b. Education Content and Learning Resources

(i) Personalize Exercise (SmartHomework® and MOTK Pro)

The VIE and its subsidiaries offer print-ready versions of the SmartHomework® exercise book, delivering personalized learning materials to students on a daily or weekly basis. Students pay a subscription fee per semester to access these printing services via authorized campus hardware. Revenue is recognized over time on a straight-line basis over the contract term, beginning on the date the student is contractually granted platform printing access.

The Company also offers a premium service tier, MOTK Pro, via annual subscriptions sold directly to students or through nationwide corporate business partners. MOTK Pro provides unlimited, multi-subject cloud-based access from personal mobile devices. Subscription revenue is recognized over time on a straight-line basis over the active subscription period, commencing when the student activates the account and content is made available.

(ii) Digitization Services

The VIE and its subsidiaries provide text-to-digital conversion services to commercial publishers. Each arrangement contains a single performance obligation to deliver completed digital files. Revenue is recognized at a point in time when the digitization project is completed and accepted by the publisher. The Company acts as the principal in these arrangements, maintaining control over production, establishing end pricing, and bearing fulfillment and primary quality risks.

c. Examination and Assessment Services (SmartExam® Solution)

The VIE and its subsidiaries construct computer-based testing centers for schools, businesses, and local educational bureaus for a fixed transaction price, tailored primarily around the Academic Proficiency Assessment Test. The solution integrates A.I. algorithms with specialized hardware (including identity verification cameras and automated seat-assignment devices) and testing-taking software.

Each arrangement contains two distinct performance obligations: (1) the physical construction and technological integration of the testing center, and (2) the provision of a perpetual license to the functional test-taking software.

The physical hardware procurement, software customization, and configuration inputs are combined into a single performance obligation because the VIE provides a highly critical integration service to deliver the completed testing center infrastructure as a unified output. The transaction price is allocated to the construction obligation and the perpetual software license obligation based on their relative SSPs. Revenue for both the construction obligation and the perpetual license is recognized at a point in time when the customer executes a formal project acceptance.

The software license is recognized immediately upon delivery as functional intellectual property because it possesses standalone utility and requires no material ongoing developer support. Ancillary exam services, including localized testing professional support, software tweaks, and physical hardware sales, are evaluated on a contract-by-contract basis. Integrated service bundles are recognized over time using an output method as the testing sessions occur, or at a point in time when physical products or control of completed deliverables are handed over to the client.

d. AI Vocational Training and Talent Development

The VIE and its subsidiaries license academic evaluation technologies, proprietary A.I. algorithms, and educational question banks to third-party educational technology providers. Under these time-based arrangements (typically one year), customers purchase non-exclusive rights to access the cloud-hosted digital content. Revenue is recognized over time on a straight-line basis over the active term of the underlying license agreement.

e. Campus Operations and Student-life Services

The VIE and VIE’s subsidiaries enter into operating agreements with educational institutions to provide integrated food catering, campus operations, and ancillary student services. Additionally, the VIE and VIE’s subsidiaries subcontract designated retail and dining spaces within the campus footprint to independent third-party food vendors. Revenue generated from campus services is derived from two primary models: (i) Direct Sales and (ii) Integrated campus management services.

(i) Direct sales

The VIE and VIE’s subsidiaries directly operate proprietary dining facilities and provide ancillary student services directly to the student population and campus personnel. In accordance with ASC 606-10-25-14, management identifies each distinct meal, beverage item, or individual campus service requested by a customer as a separate performance obligation. A promised good or service is accounted for as a distinct performance obligation under ASC 606-10-25-19 because: 1) The customer can benefit from the food item or individual service on its own or together with other readily available campus resources; and 2) The promise to transfer the specific good or service is separately identifiable from other promises or facilities provided within the campus environment.

Under ASC 606-10-55-37A and ASC 606-10-55-39, the Company identify that it acts as a principal for Direct Campus Sales because it controls the specified goods and services before they are transferred to the end consumer. Control is evidenced by the following key indicators:

1)Primary Responsibility for Fulfillment: The Company maintains primary operational responsibility for satisfying the performance obligation, including managing daily culinary production, quality standards, and facility management;

2)Inventory Risk: The Company bears all direct inventory and operational risks associated with food procurement, storage, obsolescence, and spoilage prior to customer point of sale;

3)Pricing Discretion: The Company retains sole latitude and decision-making authority in establishing prices for menu items, dining services, and ancillary offerings.

As a result, revenues from Direct Campus Sales are reported on a gross basis. In accordance with ASC 606-10-50-12 and ASC 606-10-50-20, revenue is recognized at a point in time upon satisfaction of the performance obligation—specifically when control of the meal or service transfers to the customer at the physical point of sale via mobile wallet settlements or the drawing down of stored-value student campus card accounts.

(ii) Integrated campus management services

The VIE and its subsidiaries enter into institutional service agreements to operate and manage campus facilities, dining spaces, and student-life ecosystems on behalf of educational institutions. Under this model, the Company is contractually engaged to deliver continuous, day-to-day administrative oversight, logistics, and operational services to the campus footprint in exchange for a contractually defined monthly management fee.

In accordance with ASC 606-10-25-14, the Company evaluates its institutional service agreements to identify the promised goods and services. The Company determines that the integrated suite of management and facility services represents a single performance obligation comprised of a series of distinct daily services that are substantially the same and have the same pattern of transfer to the customer. Under ASC 606-10-25-19, these daily operational services are considered distinct because: 1) The educational institution can benefit from the daily management services on their own or together with other readily available resources; and 2) The services are highly interdependent and integrated into a combined output of comprehensive campus management, making the promise to transfer this series of services separately identifiable from other promises within the agreement.

Under ASC 606-10-55-37A and ASC 606-10-55-39, the Company identify that it acts as a principal for in providing the integrated campus management services because it obtains control of the specified services before they are transferred to the educational institution. Control is evidenced by the following key indicators:

1)Primary Responsibility: The Company retains primary contractual and operational responsibility for fulfilling the promise to provide continuous administrative oversight and overall campus operations;

2)Direction of Services: The Company holds the right to direct the underlying facility services and directly manages the labor, logistics, and execution infrastructure required to perform the services.

Accordingly, the monthly management fees earned from these institutional agreements are recognized as revenue on a gross basis. In accordance with ASC 606-10-50-12 and ASC 606-10-50-20, the performance obligation is satisfied over time, as the educational institution simultaneously receives and consumes the economic benefits of the Company’s continuous operational performance as it occurs.

2.International Education and Testing

The VIE and VIE’s subsidiaries operate the HanLink Chinese learning platform, which is an AI-powered online language learning system designed predominantly for institutional education customers, students, and educators in overseas markets outside of the People’s Republic of China. Under these arrangements, customers enter into agreements to purchase non-exclusive rights to access the cloud-based educational content and interactive curriculum housed on the HanLink platform for a specified contract period. The transaction price for these arrangements is primarily determined on a per-access license basis, calculated by multiplying the contractually agreed-upon rate by the specific number of user licenses granted to the customer.

The Company’s performance obligation is to provide continuous access to the hosted HanLink software environment and digital libraries over the contract period. Revenue is recognized over time on a straight-line basis over the license term as the customer concurrently receives and consumes the benefits of the platform access. Upfront cash collections received from customers prior to the commencement or fulfillment of the license term are recorded as deferred revenue within contract liabilities on the Consolidated Balance Sheets and are systematically amortized into revenue over the respective subscription period.

3.AI Application and Enterprise Solution

The VIE and VIE’s subsidiaries operate the AI application and enterprise solution, which is a private-deployment document intelligence platform designed to convert scanned, handwritten, historical, and administrative records into structured, searchable data assets. Revenues generated by Cogni AI are derived from two primary contract models: (i) Perpetual platform licensing and hardware Sales and (ii) Term-based software subscriptions and hardware Leases.

a. Perpetual platform licensing and hardware sales

The Company offers a bundled transaction model where customers acquire full legal ownership of customized hardware devices integrated with a perpetual license to access and operate the Cogni AI software platform for a single, combined transaction price. Contracts under this model contain multiple performance obligations consisting of the transfer of the physical hardware device and the provision of the perpetual software platform license. The Company allocates the single bundled transaction price to each distinct performance obligation based on its relative standalone selling price, determined using management’s best estimate or observed independent market values.

Revenue allocated to the physical hardware device is recognized at a point in time when control of the equipment is transferred to the customer, which typically occurs upon physical delivery, local installation, and formal customer acceptance. Similarly, revenue allocated to the perpetual platform license is recognized at a point in time when the software copy is made available and control of the intellectual property transfers to the customer, which occurs when the electronic software delivery is completed. Because the customer has the right to use the software on its own infrastructure perpetually without ongoing performance obligations from the Company, no revenue for this component is deferred.

b. Term-based software subscriptions and equipment leases

The Company enters into recurring term-based arrangements where customers pay a fixed monthly fee to utilize the specialized hardware equipment and gain ongoing access to the hosted Cogni AI software platform. Under these agreements, ownership of the physical equipment is retained exclusively by the VIE and its subsidiaries, and the equipment is contractually returned at the conclusion of the lease term. These arrangements contain both a lease component governed by ASC 842, Leases, and non-lease service components governed by ASC 606, Revenue from Contracts with Customers.

The Company has elected the practical expedient under ASC 842 to combine lease and non-lease components into a single unit of account when the timing and pattern of transfer are identical. Because the lease component qualifies as an operating lease and the platform services are consumed concurrently by the client, the combined monthly recurring fee is recognized as revenue over time on a straight-line basis over the respective monthly contract term. This reporting methodology accurately reflects the period over which the customer simultaneously receives and consumes the economic benefits of both the infrastructure and the software access.

Income Taxes

We account for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates that are expected to apply to these temporary differences in the years in which they are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income or loss in the period that includes the enactment date. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized. Uncertain tax positions are recognized as a benefit only if the tax position is “more likely than not” to be sustained during a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized upon examination. No tax benefit is recorded for tax positions that do not meet the “more likely than not” test. Penalties and interest related to underpaid income taxes are classified as income tax expense in the period incurred. We believe that no penalties or interest related to income taxes and no uncertain tax positions were incurred as of March 31, 2026 and 2025.

See Note 3 of our notes to the consolidated financial statements for a further discussion of recently issued accounting standards.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of July 20, 2026. Unless otherwise stated, the business address for our directors and executive officers is that of our principal executive offices located at No. 698 Jing Dong Avenue, ZheJiang University HighTech Campus, Nanchang, Jiangxi, China 330096.

Name	Age	Position
Yan Fu	47	Director, Chief Executive Officer
Cong Zhao	55	Chief Technology Officer
Wei Hu	39	Chief Financial Officer
Liang Jing	42	Chief Marketing Officer
You Zhan	51	Director
Wei Wang(1)(2)(3)	52	Independent Director
Menglin Luo(1)(2)(3)	64	Independent Director
Liang Zou(1)(2)(3)	49	Independent Director

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

Mr. Cong Zhao is our co-founder and has served as our chief technology officer since November 2021, and is in charge of product design and R&D. He has over 20 years of software and platform development experience, and is specialized in big data analysis and AI algorithms. From 2004 to 2012, Mr. Zhao co-founded and built up SearchIgnite (later renamed to IgnitionOne), which tracks more than $2 billion in online advertising as well as $30 billion in online sales. From 2003 to 2005, Mr. Zhao was the chief architect of SmartVideo Inc., where he presided over the development of the first mobile TV video software and platform in the U.S. From 2000 to 2003, Mr. Zhao was the senior architect of SimplyHealth Inc. in the U.S., and was in charge of the development of large-scale B2B medical insurance software system. Mr. Zhao previously worked for LHS Communications (Nasdaq: LHCG) as senior developer from 1998 to 2000. In October 2021, he was appointed as a member of our board of directors, and in November 2022, he resigned as a member of our board of directors. He earned a master’s degree in computer science, and another master’s degree in statistics, both from Indiana University. Mr. Zhao also has a bachelor’s degree in mathematics from Nankai University.

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

Mr. You Zhan has served as a member of our board of directors since November 2025. Mr. Zhan has over 25 years of experience in securities, investment banking, and corporate senior management. Mr. Zhan most recently served Great Wall Securities Co., Ltd. as the General Manager of the Jiangxi Branch. Since joining the firm in 2013, he has held several key leadership positions, including Deputy General Manager of the Nanchang Business Department, General Manager of the Financial Street Business Department, and Deputy General Manager of the Jiangxi Branch. Prior to 2013, Mr. Zhan served Xinta Chemical from 2008 to 2012 as Vice Chairman and Executive Director, overseeing corporate governance and strategic development. Mr. Zhan holds a bachelor’s degree in investment finance from Jiangxi University of Finance and Economics. We believe Mr. Zhan’s experience qualifies him to serve on our board of directors.

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

Ms. Menglin Luo has served as a member of our board of directors since November 2025. Ms. Luo possesses profound expertise in financial reporting, auditing, and internal controls, backed by decades of practical experience in managing complex financial systems within the educational sector. She is an expert in financial management and accounting with over 30 years of experience in both administrative finance and academic instruction. Ms. Luo most recently dedicated over three decades to Jiangxi Normal University of Science and Technology (formerly known as Nanchang College of Higher Education). From 2004 until her retirement in 2021, she served as an Associate Professor of Accounting at the School of Economics and Management. During her tenure, she was responsible for high-level academic instruction and research in accounting. Prior to her professorship, she joined the institution in 1990 and was extensively involved in the school’s financial management and administrative operations, gaining comprehensive experience in auditing and corporate finance. Ms. Luo holds a bachelor’s degree in accounting from Jiangxi Normal University. We believe Ms. Luo’s experience qualifies her to serve on our board of directors.

Mr. Liang Zou has served as a member of our board of directors since November 2022. Mr. Zou has nearly 20 years of working experience, with extensive experience in market development, corporate management and investment-related work. In his earlier years, Mr. Zou worked in the investment banking department of the Jiangxi branch of China Economic Development Trust and Investment Corporation From 2002 to 2008, in China Mobile Jiangxi, he was mainly responsible for marketing-related work. He was also a founding team member of Beijing Youbao Online Technology Co., Ltd, the first unmanned retail company in China, has set up Shanghai, Hubei and Jiangxi companies, and is in charge of Zhejiang and Shanghai companies. He is currently the beneficial owner of Shanghai Youhehuo Science and Technology Co. He earned a master’s degree in corporate management from Université de Poitiers. We believe Mr. Zou’s experience qualifies him to serve on our board of directors.

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

Compensation of Directors and Executive Officers

For the year ended March 31, 2026, we paid an aggregate of RMB 1.5 million ($0.2 million) in cash to our directors and executive officers.

We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our subsidiaries and the VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. We have accrued all amounts required by law for the year ended March 31, 2026.

Equity Awards

We have not granted any equity awards to our directors or executive officers during the fiscal year ended March 31, 2026, except as set forth below.

Incentive Compensation

On September 7, 2025, the Board of Directors of the Company adopted the 2025 Equity Incentive Plan, which became effective on the same date. The 2025 Equity Incentive Plan authorizes the issuance of up to 6,500,000 ordinary shares and is intended to provide equity-based compensation to employees, directors, and consultants of the Company and its affiliates. Awards under the 2025 Equity Incentive Plan may include non-qualified stock options, incentive stock options, restricted stock awards, and unrestricted stock awards. During the fiscal year ended March 31, 2026, 300,000 ordinary shares were issued to Wei Hu, our chief financial officer, and 300,000 ordinary shares were issued to Xili Huang, a consultant and a majority shareholder of Jiangxi Yiluyun Technology Co., Ltd., as equity-based compensation.

Director and Executive Officer Compensation Table

The following table sets forth information regarding the compensation paid to our directors and our executive officers during the fiscal year ending March 31, 2026.

Name	Fees Earned in Cash	All Other Compensation	Total
Yan Fu	RMB 387,300 ($54,535)	—	RMB 387,300 ($54,535)
Cong Zhao	RMB 512,232 ($72,126)	—	RMB 512,232 ($72,126)
You Zhan	—	—	—
Wei Wang	—	—	—
Wei Hu	RMB 407,000 ($57,309)	See above	RMB 407,000 ($57,309)
Liang Jing	RMB 213,340 ($30,040)	—	RMB 213,340 ($30,040)
Menglin Luo	—	—	—
Liang Zou	—	—	—

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

Composition of our Board of Directors

Our board of directors currently consists of five directors. Our board of directors is composed of a majority of independent directors. Our board of directors has determined that each of Wei Wang, Menglin Luo, and Liang Zou is an “independent director” as defined under the Nasdaq rules.

Committees of our Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nomination and governance committee, which have the responsibilities and authority necessary to comply with applicable Nasdaq and SEC rules. The audit committee is comprised of Wei Wang, Menglin Luo, and Liang Zou. The compensation committee is comprised of Wei Wang, Menglin Luo, and Liang Zou. The nomination and governance committee is comprised of Wei Wang, Menglin Luo, and Liang Zou.

Audit Committee

Menglin Luo, Wei Wang and Liang Zou serve as members of the audit committee. Menglin Luo serves as the chair of the audit committee. Our audit committee members satisfy the independence requirements of the Nasdaq rules and the independence standards of Rule 10A-3 under the Exchange Act. Our board of directors has determined that Menglin Luo possesses accounting or related financial management experience that qualifies Menglin Luo as an “audit committee financial expert” as defined by the rules and regulations of the SEC and Nasdaq. The audit committee will oversee our accounting and financial reporting processes and the audits of our financial statements. The audit committee will be responsible for, among other things:

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

Compensation Committee

Wei Wang, Menglin Luo and Liang Zou serve as members of the compensation committee. Wei Wang serves as the chair of the compensation committee. Our compensation committee members satisfy the independence requirements of the Nasdaq rules and the independence standards of Rule 10A-3 under the Exchange Act. The compensation committee will be responsible for overseeing and making recommendations to our board of directors regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices.

Nomination and Governance Committee

Liang Zou, Menglin Luo and Wei Wang serve as members of the nomination and governance committee. Liang Zou serves as the chair of the nomination and governance committee. Our nomination and governance committee members satisfy the independence requirements of the Nasdaq rules and the independence standards of Rule 10A-3 under the Exchange Act. The nomination and governance committee will be responsible for identifying and proposing new potential director nominees to the board of directors for consideration and for reviewing our corporate governance policies.

The composition of these committees meets the criteria for independence under, and the functioning of these committees will comply with the applicable requirements of, the Nasdaq and SEC rules and regulations. We intend to comply with future requirements as they become applicable to us.

D. Employees

As of March 31, 2026, we had 128 full-time employees and 4 part-time employees who signed part-time labor contracts with Jiangxi Ruanyun, and all were located in China. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have never experienced any employment-related work stoppages, and we consider our relations with our employees to be good.

E. Share ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of July 20, 2026:

●	each beneficial owner of 5% or more of our outstanding ordinary shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of July 20, 2026. Percentage ownership calculations are based on 37,280,004 ordinary shares, par value $0.0002 per share, outstanding as of July 20, 2026.

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

On April 7, 2024, KWest Holdings Ltd, our largest shareholder, and its shareholder, Yan Fu, our director and chief executive officer and chief executive officer of Jiangxi Ruanyun, entered into a Concerted Action Agreement with five other major shareholders holding more than 5% of our shares or voting rights, namely ZC Investment Limited, Four Ocean Holding Ltd, Chao Xian Holding Limited, LBH Hope Investment Limited, and Five Mountains Holding Ltd and their respective shareholders, Cong Zhao, our chief technology officer, Ji’an Zhan, Bin Wang, Baihua Li, and Zijun Chen. The Concerted Action Agreement stipulates that each of the above major shareholders shall adopt the same intention and maintain full unanimity when exercising the right to make proposals to shareholders’ meetings and exercising the right to vote at shareholders’ meetings in respect of major matters relating to the Company’s operation and development. Article 1.2 of the Concerted Action Agreement further requires that, during its term, if any of the parties to the Concerted Action Agreement become members of the Company’s board of directors during its term, they must vote unanimously on all matters requiring approval of the board of directors, not just those related to annual meeting proposals. Moreover, in the event that full unanimity cannot be reached, the decision to act in concert shall be made in accordance with the majority shareholding, whereby the opinion supported by the majority of voting rights among the parties to the Concerted Action Agreement will be binding on all parties to the Concerted Action Agreement, and the other parties to the Concerted Action Agreement must act in accordance with this majority decision. The above persons acting in concert collectively hold 54.85% of our shares as of July 20, 2026, giving them substantial influence over the Company’s strategic direction and operational decisions.

Except as otherwise indicated in the table below, addresses of our directors, executive officers and named beneficial owners are in care of Ruanyun Edai Technology Inc., No. 698 Jing Dong Avenue, ZheJiang University HighTech Campus, Nanchang, Jiangxi, China 330096.

Name of Beneficial Owners	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% or Greater Shareholders:
KWest Holdings Ltd (1)	7,148,339	19.18%
ZC Investment Limited (2)	3,120,486	8.37%
Four Ocean Holding Ltd (3)	2,770,782	7.43%
Chao Xian Holding Limited (4)	2,725,899	7.31%
LBH Hope Investment Limited (5)	2,402,279	6.44%
Five Mountains Holding Ltd (6)	2,279,394	6.11%
Directors and Executive Officers:
Yan Fu (7)	7,148,339	19.18%
Cong Zhao(8)	3,120,486	8.37%
You Zhan	—	—
Wei Hu(9)	325,969	0.87%
Liang Jing(10)	11,138	0.03%
Wei Wang	—	—
Menglin Luo	—	—
Liang Zou	—	—
All current directors and executive officers as a group (8 persons)	10,605,932	28.45%

(1)	The registered address of KWest Holdings Ltd, a British Virgin Islands company, is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. Yan Fu, our chief executive officer and a member of our board of directors, is the sole director and shareholder of KWest Holdings Ltd and may be deemed to hold voting and dispositive power over the ordinary shares held by it.
(2)	The registered address of ZC Investment Limited, a British Virgin Islands company, is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. Cong Zhao, our chief technology officer, is the sole director and shareholder of ZC Investment Limited and may be deemed to hold voting and dispositive power over the ordinary shares held by it.
(3)	The registered address of Four Ocean Holding Ltd, a British Virgin Islands company, is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. Jian Zhan is the sole director and shareholder of Four Ocean Holding Ltd and may be deemed to hold voting and dispositive power over the ordinary shares held by it.
(4)	The registered address of Chao Xian Holding Limited, a British Virgin Islands company, is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. Bin Wang is the sole director and shareholder of Chao Xian Holding Limited and may be deemed to hold voting and dispositive power over the ordinary shares held by it.
(5)	The registered address of LBH Hope Investment Limited, a British Virgin Islands company, is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. Baihua Li is the sole director and shareholder of LBH Hope Investment Limited and may be deemed to hold voting and dispositive power over the ordinary shares held by it.
(6)	The registered address of Five Mountains Holding Ltd, a British Virgin Islands company, is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. Zijun Chen is the sole director and shareholder of Five Mountains Holding Ltd and may be deemed to hold voting and dispositive power over the ordinary shares held by it.
(7)	Represents 7,148,339 ordinary shares held directly by KWest Holdings Ltd. Yan Fu, our chief executive officer and a member of our board of directors, is the sole director and shareholder of KWest Holdings Ltd. See footnote (1) above.
(8)	Represents 3,120,486 ordinary shares held directly by ZC Investment Limited. Cong Zhao, our chief technology officer, is the sole director and shareholder of ZC Investment Limited. See footnote (2) above.
(9)	Includes 300,000 ordinary shares held directly by Wei Hu, our chief financial officer, and 25,969 ordinary shares held directly by HJLWX Investment Limited. Wei Hu is our chief financial officer and a 4.22% shareholder of HJLWX Investment Limited.
(10)	Represents 11,138 ordinary shares held directly by HJLWX Investment Limited. Liang Jing is our chief marketing officer and a 1.81% shareholder of HJLWX Investment Limited.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

Effective as of July 10, 2025, our board of directors adopted an incentive-based compensation recovery policy, or the Clawback Policy. A copy of the Clawback Policy is filed as Exhibit 97.1 hereto.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees-E. Share Ownership.”

B. Related Party Transactions

During the last three years and up to the date of the filing of this annual report with the SEC, we have engaged in the following transactions with our directors, officers, holders of more than 5% of our outstanding shares and other affiliates, which we refer to as our related parties.

The following table summarizes accounts receivable from related party, net as of the dates indicated. These amounts have been included in the consolidated financial statements as current assets - accounts receivable, net - related party. See Note 13 to the consolidated financial statements included elsewhere in this annual report.

Name of Related Party	Relationship	Nature	March 31, 2026	March 31, 2025	March 31, 2024
Nanchang Institute of Science & Technology, or NCIST	The legal representative of NCIST is also a shareholder of Jiangxi Ruanyun	Accounts receivable from the sales made during the year	$332,391	$—	$—

As of July 20, 2026, approximately $0.15 million, or 45%, of the accounts receivable from Nanchang Institute of Science & Technology as of March 31, 2026 has been collected.

The following table summarizes amounts due from related parties as of the dates indicated. These amounts have been included in the consolidated financial statements as current assets - due from related parties. See Note 13 to the consolidated financial statements included elsewhere in this annual report.

Name of Related Party	Relationship	Nature	March 31, 2026	March 31, 2025	March 31, 2024
Mr. Cong Zhao(1) (2)	Our chief technology officer	Unsecured, interest-free and no fixed repayment term	$21,745	$—	$31,578
Ms. Xing Xie(1)	A shareholder and a management staff member of Jiangxi Ruanyun	Unsecured, interest-free and no fixed repayment term	—	5,512	—
Mr. Xili Huang(1)(3)	A consultant and a majority shareholder of Jiangxi Yiluyun Technology Co., Ltd., an entity of which an affiliate of Jiangxi Ruanyun holds a minority ownership interest	Unsecured, interest-free and no fixed repayment term	—	5,898	5,928
Total			$21,745	$11,410	$37,506

(1) All balances with the related parties as of March 31, 2026, 2025 and 2024 were unsecured, interest-free and had no fixed terms of repayments.

(2) The amounts due from Mr. Cong Zhao were advances made for a business project, which were repaid in full as of the date of the filing of this annual report with the SEC.

(3) In November 2025, we issued 300,000 ordinary shares to Mr. Xili Huang pursuant to our 2025 Equity Incentive Plan as share-based compensation for consulting services provided to the Company. Mr. Huang is a consultant to the Company and is a majority shareholder of Jiangxi Yiluyun Technology Co., Ltd., an entity of which an affiliate of Jiangxi Ruanyun holds a minority ownership interest.

The following table summarizes amounts due to related parties as of the dates indicated. These amounts have been included in the consolidated financial statements as current liabilities - due to related parties. See Note 13 to the consolidated financial statements included elsewhere in this annual report.

Name of Related Party	Relationship	Nature	March 31, 2026	March 31, 2025	March 31, 2024
Ms. Yan Fu(4)	Our director and chief executive officer and the chief executive officer of Jiangxi Ruanyun	Amount due to related parties	$45,540	$43,289	$63,403
NCIST(5)	The legal representative of NCIST is also a shareholder of Jiangxi Ruanyun	Amount due to related parties	12,942	—	—
Total			$58,483	$43,289	$63,403

(4) The amounts due to Ms. Yan Fu primarily consisted of (1) the operating lease expenses paid on behalf of the Company by Ms. Yan Fu and (2) sales commissions owed her.

(5) The amounts due to NCIST primarily consisted of utility expenses paid on behalf of Jiangxi Yunxiaotong.

The following table summarizes other related party transactions for the periods indicated. These amounts have been included in the consolidated financial statements as revenue from related party and share-based compensation. See Notes 12 and 13 to the consolidated financial statements included elsewhere in this annual report.

			For the year ended
Name of Related Party	Relationship	Nature	March 31, 2026	March 31, 2025	March 31, 2024
NCIST	The legal representative of NCIST is also a shareholder of Jiangxi Ruanyun	Sales made during the period	$815,372	$—	$—
AI Soft Cloud LLC	Mr. Cong Zhao, our chief technology officer, is the legal representative;	Sales made during the period	$710,280	$—	$—
Link Door Smart Company	Ms. Yan Fu, our chief executive officer, is the majority shareholder and Mr. Cong Zhao, our chief technology officer, is the minority shareholder	Sales made during the period	$532,055	$—	$—
Ms. Wei Hu	Our chief financial officer	Share-based compensation	$225,390	$—	$—
Mr. Xili Huang	A consultant and a majority shareholder of Jiangxi Yiluyun Technology Co., Ltd., an entity of which an affiliate of Jiangxi Ruanyun holds a minority ownership interest	Share-based compensation	$225,390	$—	$—

Equity Compensation and Guarantees

As indicated above, on November 15, 2025, we issued 300,000 ordinary shares to Ms. Wei Hu, our chief financial officer, as share-based compensation pursuant to our 2025 Equity Incentive Plan. These shares vested immediately upon issuance. Accordingly, we recognized share-based compensation expense of $225,390, representing the fair value of the shares on the grant date, within general and administrative expenses in the consolidated statements of operations and comprehensive loss. On the same date, we issued 300,000 ordinary shares to Mr. Xili Huang pursuant to our 2025 Equity Incentive Plan as share-based compensation for consulting services provided to us, representing a professional services fee of $225,390 based on the fair value of the shares issued. Mr. Huang is a consultant to the Company and is a majority shareholder of Jiangxi Yiluyun Technology Co., Ltd., an entity of which an affiliate of Jiangxi Ruanyun holds a minority ownership interest. See Notes 12 and 13 to the consolidated financial statements included elsewhere in this annual report.

In addition, Ms. Yan Fu has guaranteed certain loans of Jiangxi Ruanyun as described in Notes 8 and 15 to the consolidated financial statements included elsewhere in this annual report.

Link Door Smart Company Arrangements

In April 2026, Jiangxi Ruanyun entered into a license agreement with Link Door Smart Company, or Link Door, a Saudi Arabia-based entity that is 75% owned by Ms. Yan Fu, our chief executive officer, and 25% owned by Mr. Cong Zhao, our chief technology officer, to deploy the HanLink platform in Saudi Arabia for a fixed license fee of RMB 10,000 for the initial customer arrangement. Soft Cloud Smart Technology Company also entered into a regional services and support agreement with Link Door for related implementation and support services. Link Door is not a subsidiary of the Company and is not consolidated in our financial statements.

Revenue generated by Link Door from end customers does not automatically constitute revenue of the Company. We may recognize revenue only to the extent that we have a contractual right to receive license fees, implementation fees, support fees, service fees, revenue-share payments or other consideration from Link Door or other parties and only when recognition is appropriate under U.S. GAAP. Because Link Door is owned by our chief executive officer and chief technology officer, arrangements with Link Door present actual or perceived conflicts of interest and are subject to related-party transaction review and approval under our policies and procedures. Future material arrangements with Link Door or other related parties are expected to be reviewed and approved by the audit committee or other independent directors, as applicable.

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

B. Significant Changes

For a description of significant developments occurring after March 31, 2026, see “Item 4. Recent Developments.”

ITEM 9. THE OFFER AND LISTING

A. Offering and Listing Details

Our ordinary shares have been listed on the Nasdaq Capital Market under the symbol “RYET” since April 8, 2025. Prior to that date, there was no public trading market for our ordinary shares.

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares have been listed on the Nasdaq Capital Market since April 8, 2025 under the symbol “RYET”.

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

As of the date of the filing of this annual report with the SEC, our authorized share capital is $1,000,000 divided into 5,000,000,000 shares with a par value of $0.0002 per share, which are referred to as ordinary shares in this annual report. As of July 20, 2026, there are 37,280,004 ordinary shares issued and outstanding.

We have included summaries of material provisions of our second amended and restated memorandum and articles of association insofar as they relate to the material terms of our share capital. The summaries do not purport to be complete and are qualified in their entirety by reference to our second amended and restated memorandum and articles of association, which is filed as Exhibit 1.1 hereto and is referred to elsewhere herein as “our memorandum and articles of association (as amended).”

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

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association (as amended) provide that upon the requisition of shareholders representing at least 10 percent of the paid-up voting share capital of the Company, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. Our memorandum and articles of association (as amended) provide no other right to put any proposals before annual general meetings or extraordinary general meetings. Subject to regulatory requirements, our annual general meeting and any extraordinary general meetings must be called with at least ten days’ notice prior to the relevant shareholders meeting and convened by a notice discussed below. Alternatively, upon the prior consent of all holders entitled to attend and vote (with regards to an annual general meeting), and the holders of not less than 95% in nominal value of the shares entitled to attend and vote (with regard to an extraordinary general meeting), that meeting may be convened by a shorter notice and in a manner deemed appropriate by those holders.

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

C. Material Contracts

Except for contracts described in “Item 4. Information on the Company” or elsewhere in this annual report, and ordinary course contracts, we have not entered into any material contracts during the past fiscal year or through the date of the filing of this annual report that are required to be described and that have not been so described.

D. Exchange Controls

See “Item 4. Information on the Company-B. Business Overview-Regulations- Compliance issues regarding the transfer of foreign exchange between China’s overseas and China.”

E. Taxation

The following general summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of the filing of this annual report with the SEC, all of which are subject to prospective and retroactive change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States, is not considered tax advice and does not consider any investor’s particular circumstances.

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or any holder of shares. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands. The Company has obtained an undertaking against the imposition of any future taxation from the Cabinet Office of the Cayman Islands and such undertaking is given for twenty years from September 16, 2021.

Payments of dividends and capital in respect of our securities will not be subject to taxation in the Cayman Islands and no withholding tax will be required on the payment of a dividend or capital to any holder of the securities nor will gains derived from the disposal of the securities be subject to Cayman Islands income or corporation tax.

PRC Taxation

Under the Enterprise Income Tax Law, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations. According to the Enterprise Income Tax Law and the Announcement on Issues concerning the Implementation of the Preferential Income Tax Policies regarding High-Tech Enterprises promulgated by the SAT on June 19, 2017, enterprises qualified as “high-tech enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its “high-tech enterprise” status. Under the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside China with “de facto management body” within China is considered a resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued the Circular on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance with the Actual Standards of Organizational Management, known as Circular 82, which has been revised by the Decision of the State Administration of Taxation on Issuing the Lists of Invalid and Abolished Tax Departmental Rules and Taxation Normative Documents on December 29, 2017 and by the Decision of the State Council on Cancellation and Delegation of a Batch of Administrative Examination and Approval Items on November 8, 2013. Circular 82 has provided certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) places where the senior management and senior management departments responsible for the daily production, operation and management of the enterprise perform their duties are mainly located within the territory of the PRC; (ii) decisions relating to the enterprise’s financial places where the senior management and senior management departments responsible for the daily production, operation and management of the enterprise perform their duties are mainly located within the territory of the PRC and human resource matters (such as appointment, dismissal and salary and wages) are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

See Note 10 to the consolidated financial statements included elsewhere in this annual report for a discussion of taxation.

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

We maintain a website at http://investors.ruanyun.net. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this annual report on Form 20-F.

I. Subsidiary Information

For information on our subsidiaries, see “Item 4. Information on the Company-A. History and Development of the Company and C. Organizational Structure,” Note 1 to our consolidated financial statements included in “Item 18. Financial Statements” and Exhibit 8.1 hereto.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We generated immaterial amounts of interest income for the fiscal year 2026 and fiscal year 2025. We obtain loans from commercial banks from time to time to meet our working capital expenditure requirements. All of our bank borrowings as of March 31, 2026 and March 31, 2025 bear fixed interest rates with maturity of one year or less. If we were to renew any of these loans, we might be subject to interest rate risk.

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

We rely on a limited number of third parties to provide payment processing services to collect amounts due from customers. Payment service providers are financial institutions, credit card companies and online payment platforms which we believe are of high credit quality. As of March 31, 2026, three major customers accounted for 18%, 16% and 12% of accounts receivable, respectively. As of March 31, 2025, two major customers accounted for 20% and 19% of accounts receivable, respectively.

Liquidity risk

As of March 31, 2026 and 2025, we had cash of $4.08 million and $0.67 million, respectively, while total current liabilities were $9.12 million and $6.38 million.

Cash refers to cash on hand and demand deposits with banks that are not restricted as to withdrawal or use and have original maturities of less than three months.

As presented in our consolidated financial statements, we incurred net losses of $7.91 million and $0.52 million for the years ended March 31, 2026 and 2025, respectively. Net cash used in operating activities was $9.15 million and $1.82 million for the years ended March 31, 2026 and 2025, respectively. As of March 31, 2026 and 2025, our accumulated deficits were $23.48 million and $15.63 million, respectively.

The aforementioned facts raised substantial doubt about our ability to continue as a going concern. In assessing our liquidity, management monitors and analyzes cash on hand, accounts receivable collection, bank loan renewals, operating cash flows, working-capital requirements and the availability of financing sources. Management’s plans include using IPO proceeds and other cash resources, pursuing accounts receivable collection, seeking renewal or replacement of bank loans, managing costs and working capital, and developing domestic and international revenue opportunities. We completed our IPO in April 2025, receiving net cash proceeds of approximately $13.5 million, and completed an equity financing in April 2026 for gross proceeds of approximately $1.73 million. In May 2026, we obtained a loan from a bank of approximately $1.4 million to support our working capital needs. Based on our current operating plan, management believes that our operating cash flows, existing cash, cash equivalents and bank loans are sufficient to fund our operating activities, capital expenditures and other obligations for the next twelve months from the issuance date of the financial statements. As a result, management concluded that cash from operations, existing cash and cash equivalents, and bank loans are sufficient to fund our operating activities, capital expenditures, and other obligations for the next 12 months, though our ability to continue as a going concern remains dependent upon successfully executing these plans, securing additional financing, and achieving profitable operations. Nevertheless, our future liquidity remains dependent on our ability to successfully execute our operating plan, improve profitability and, if necessary, obtain additional financing. In addition, there is no assurance that these plans will be sufficient, that we will be able to obtain additional financing if needed, or that we will achieve profitability on the expected timeline or at all.

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

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File No. 333-281857), for our initial public offering, which was declared effective by the SEC on March 31, 2025. In April 2025, we completed our initial public offering of 3,750,000 ordinary shares at a public offering price of $4.00 per share, resulting in gross proceeds of approximately $15.0 million and net cash proceeds to us of approximately $13.5 million, after underwriting discounts, commissions and offering expenses paid or payable by us. AC Sunshine Securities LLC acted as the representative of the underwriters for our initial public offering. The intended use of proceeds described in the final prospectus included research and development of new products and services, marketing and customer service, new content creation, cash reserves, working capital and general corporate purposes, including costs to establish additional regional offices.

We have completed the required SAFE and MOFCOM registrations for approximately $3.5 million of the IPO proceeds, allowing us to remit such funds into China as registered capital and/or shareholder loans. As of July 20, 2026, approximately $2.5 million of this remitted amount had been used, primarily for salary payments, project investment, new product development and marketing promotion, and approximately $1.0 million remained available in China. The remaining net proceeds outside China are expected to be used for working capital, international expansion, professional fees, compliance costs, product development and general corporate purposes, subject to applicable exchange-control, capital-contribution and shareholder-loan requirements.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of March 31, 2026, we carried out an evaluation, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, of the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based on this evaluation and the material weakness described below, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were not effective as of March 31, 2026 in ensuring that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms, and accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of Registered Public Accounting Firm

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, is a process designed by, or under the supervision of, our chief executive officer and our chief financial officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that:

●	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and our board of directors; and

●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting can also be circumvented by collusion or improper override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process, and it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Our management assessed the effectiveness of our internal control over financial reporting as of March 31, 2026. In making its assessment, management used the criteria described in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment and the material weakness described below, management concluded that our internal control over financial reporting was not effective as of March 31, 2026. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

In the course of auditing our consolidated financial statements as of and for the year ended March 31, 2026, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting, as well as other control deficiencies.

The material weakness identified relates to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements.

We are actively implementing the following corrective actions to remediate the material weakness described above and intend to continue implementing measures to improve our internal control over financial reporting:

1.	We have engaged a qualified third-party financial and accounting advisory consultant with extensive U.S. GAAP expertise and SEC reporting experience. The consultant is assisting our internal finance team in evaluating, accounting for, and disclosing complex transactions, as well as in preparing and reviewing our consolidated financial statements and related disclosures to ensure full compliance with SEC reporting requirements.

2.	In coordination with our newly engaged consultant, we are establishing an ongoing professional development and training program. This program is specifically designed to educate and train our existing internal financial and accounting personnel on complex U.S. GAAP principles, financial statement consolidation, and SEC reporting and disclosure rules.

3.	We are actively searching for full-time accounting employees who have strong, hands-on experience with U.S. GAAP and SEC reporting rules.

4.	We are improving documentation of significant accounting judgments and enhancing audit committee oversight of financial reporting and related-party transactions.

As of March 31, 2026, the remediation measures had not fully remediated the material weakness, and management concluded that such material weakness continued to exist.

This annual report does not include an attestation report of the Company’s independent registered public accounting firm because we are an emerging growth company and are not required to provide such attestation report.

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

Other than the matters described above, there were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15 or 15d-15 that occurred during the period covered by this annual report that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Menglin Luo possesses accounting or related financial management experience that qualifies Menglin Luo as an “audit committee financial expert” as defined by the rules and regulations of the SEC and Nasdaq. Menglin Luo serves as the chair of the audit committee and satisfies the independence requirements of the Nasdaq rules and the independence standards of Rule 10A-3 under the Exchange Act.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics applicable to all of our directors and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC and as required by the Nasdaq rules. The full text of the Code of Business Conduct and Ethics is posted on our website at http://investors.ruanyun.net and is filed as Exhibit 11.1 hereto. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein. We will provide a copy of the Code of Business Conduct and Ethics without charge upon request by mail or by telephone. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Business Conduct and Ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, for the periods indicated.

	For the years ended March 31,
	2026	2025
Audit fees (1)	$195,000	$185,000
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	$195,000	$185,000

(1)	“Audit fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accounting firm for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. The Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We have elected to follow Cayman Islands home country practice in lieu of the requirements under (a) Nasdaq Rule 5635(d) to seek shareholder approval in connection with certain transactions involving the sale, issuance and potential issuance of our ordinary shares (or securities convertible into or exercisable for our ordinary shares) at a price less than certain referenced prices, if such shares equal 20% or more of our ordinary shares or voting power outstanding before the issuance, and (b) Nasdaq Rule 5635(c) to seek shareholder approval in connection with the establishment or material amendment of a stock option or purchase plan or arrangement pursuant to which stock may be acquired by officers, directors, employees or consultants. Our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

The Company has adopted an Insider Trading Policy governing the purchase, sale and other dispositions of the Company’s securities by directors, senior management and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and all applicable listing standards. A copy of the policy is filed as Exhibit 11.2 hereto.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We identify and assess material risks from cybersecurity threats to our information systems and the information residing in those systems through ongoing monitoring of our technology environment, review of vulnerabilities and incidents, assessment of third-party hosting and service-provider risks, and consideration of the sensitivity of the education, student, campus, enterprise and institutional data processed by our systems. Our assessment also takes into account the data leakage incident described under “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business and Industry-Unauthorized disclosure, destruction or modification of data, through cybersecurity breaches, computer viruses or otherwise or disruption of our services could expose us to liability, protracted and costly litigation and damage our reputation.”

We manage material risks from cybersecurity threats through processes and procedures that may include, depending on the applicable system and operating environment, access controls, credential management, network security controls, vulnerability remediation, backup and recovery procedures, cloud and server configuration review, incident identification and escalation procedures, employee awareness, third-party technical support, and internal controls within our accounting and financial reporting functions. Following the 2023 data leakage incident described in this annual report, we implemented remediation measures required by the Cyberspace Affairs Office of Nanchang, including closing relevant external network ports and servers, destroying data and hard disks associated with the affected server, rectifying the relevant server room and cooperating with regulatory inspection and acceptance procedures.

As Smart Campus Services, HanLink, Cogni AI and other AI application initiatives expand, our cybersecurity processes must address not only historical student learning data but also campus operations data, institutional and enterprise documents, private-deployment environments, third-party hosting or service-provider risks and international data flows.

Other than the 2023 data leakage incident described in Item 3.D, which resulted in an administrative fine of RMB 200,000 and remediation measures and which we do not believe materially affected our financial condition or results of operations, we are not aware of any cybersecurity threats or cybersecurity incidents during fiscal year 2026 that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition. However, future cybersecurity incidents could materially affect us, including through operational disruption, regulatory action, litigation, reputational harm, loss of customers or partners, increased costs or changes to our data and technology practices.

Governance

Our board of directors oversees cybersecurity risk management as part of its oversight of enterprise risk management, disclosure controls and compliance. Management reports cybersecurity matters to the board of directors or appropriate board committee when significant cybersecurity risks, incidents or remediation matters arise. The board of directors also oversees the Company’s assessment of whether cybersecurity incidents, if any, require disclosure under applicable SEC rules, including through Form 6-K or this annual report. The board of directors’ oversight role includes reviewing management updates regarding significant cybersecurity risks, incident-response matters, remediation status, materiality assessments and related disclosure determinations, including whether any cybersecurity incident requires disclosure under applicable SEC rules.

Within management, responsibility for assessing and managing material risks from cybersecurity threats is shared among senior management and technology personnel, including our chief executive officer, chief technology officer and personnel responsible for information systems and data security. These personnel are responsible for identifying, assessing, escalating and responding to cybersecurity risks and incidents, with support from internal staff and external advisors or service providers as appropriate.

As of the date of the filing of this annual report with the SEC, other than the 2023 data leakage incident described in this annual report, we have not identified any cybersecurity incidents or cybersecurity threats that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Ruanyun Edai Technology Inc. and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1†	Second Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form F-1 (File No. 333-281857) filed with the Securities and Exchange Commission on August 30, 2024)
2.1†	Specimen certificate evidencing ordinary shares (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (File No. 333-281857) filed with the Securities and Exchange Commission on August 30, 2024)
2.2†	Description of Securities (incorporated herein by reference to the section titled “Description of Share Capital and Governing Documents” in the Registrant’s registration statement on Form F-1 (File No. 333-252127)), originally filed with the Securities and Exchange Commission on August 30, 2024, as amended, including any form of prospectus contained therein pursuant to Rule 424(b) under the Securities Act of 1933 and (ii) the Registrant’s registration statement on Form 8-A, filed with the Securities and Exchange Commission on March 28, 2025)
4.1†	Form of Indemnification Agreement between the registrant and its officers and directors (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (File No. 333-281857) filed with the Securities and Exchange Commission on August 30, 2024)
4.2†	Form of Director Agreement between the registrant and its directors (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (File No. 333-281857) filed with the Securities and Exchange Commission on August 30, 2024)
4.3†	Form of Independent Director Agreement between the registrant and certain of its independent directors (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (File No. 333-281857) filed with the Securities and Exchange Commission on August 30, 2024)
4.4†	Form of Employment Agreement between the registrant and its officers (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (File No. 333-281857) filed with the Securities and Exchange Commission on August 30, 2024)
4.5†	Unofficial English Translation of Exclusive Equity Interest Purchase Agreement, dated as of April 8, 2021 (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-281857) filed with the Securities and Exchange Commission on August 30, 2024)
4.6†	Unofficial English Translation of Exclusive Technical Consulting and Service Agreement, dated as of April 8, 2021 (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (File No. 333-281857) filed with the Securities and Exchange Commission on August 30, 2024)
4.7†	Unofficial English Translation of Supplementary Agreement to the Exclusive Technical Consulting and Service Agreement, dated as of April 2, 2022 (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (File No. 333-281857) filed with the Securities and Exchange Commission on August 30, 2024)
4.8†	Unofficial English Translation of Supplementary Agreement to the Exclusive Technical Consulting and Service Agreement, dated as of October 18, 2022 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (File No. 333-281857) filed with the Securities and Exchange Commission on August 30, 2024)
4.9†	Unofficial English Translation of Equity Interest Pledge Agreement, dated as of April 8, 2021 (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (File No. 333-281857) filed with the Securities and Exchange Commission on August 30, 2024)
4.10†	Unofficial English Translations of Powers of Attorney, dated as of April 8, 2021 (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (File No. 333-281857) filed with the Securities and Exchange Commission on August 30, 2024)
4.11†	Unofficial English Translation of Book Catalog Teaching Auxiliary Purchase and Sales Agreement with Jiangxi Xinhua Distribution Group Co., Ltd., Education Books Branch, dated as of August 20, 2020 (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (File No. 333-281857) filed with the Securities and Exchange Commission on August 30, 2024)

4.12†	Unofficial English Translation of the Concerted Action Agreement between KWest Holdings Ltd, ZC Investment Limited, Four Ocean Holding Ltd, Chao Xian Holding Limited, LBH Hope Investment Limited, and Five Mountains Holding Ltd, and their respective shareholders, dated April 7, 2024 (incorporated by reference to Exhibit 10.15 of our Registration Statement on Form F-1 (File No. 333-281857) filed with the Securities and Exchange Commission on August 30, 2024)
4.13†	Unofficial English Translation of Teaching Aid Purchase and Sale Contract with Jiangxi Xinhua Distribution Group Co., Ltd. Education Books Branch, dated as of January 9, 2023 (incorporated by reference to Exhibit 10.16 of our Registration Statement on Form F-1 (File No. 333-281857) filed with the Securities and Exchange Commission on August 30, 2024)
4.14†	Unofficial English Translation of Teaching Aid Purchase and Sale Contract with Jiangxi Xinhua Distribution Group Co., Ltd. Education Books Branch, dated as of January 2, 2025 (incorporated by reference to Exhibit 10.16 of Amendment No. 4 to our Registration Statement on Form F-1 (File No. 333-281857) filed with the Securities and Exchange Commission on January 8, 2025)
4.15†	Unofficial English Translation of Lease Agreement between Jiangxi Zhejiang University Zhongkai Science and Technology Park Development Co. and Jiangxi Alphabet Technology Co., dated January 1, 2026 (incorporated by reference to Exhibit 10.15 to our Registration Statement on Form F-1 (File No. 333-296374) filed with the Securities and Exchange Commission on May 29, 2026)
4.16†	Unofficial English Translation of Lease Agreement between Jiangxi Zhejiang University Zhongkai Science and Technology Park Development Co. and Jiangxi Huizuoye Education Technology Co., dated January 1, 2026 (incorporated by reference to Exhibit 10.16 to our Registration Statement on Form F-1 (File No. 333-296374) filed with the Securities and Exchange Commission on May 29, 2026)
4.17†	Unofficial English Translation of Lease Agreement between Jiangxi Zhejiang University Zhongkai Science and Technology Park Development Co. and Jiangxi Ruanyun Zhitou Education Consulting Co., Ltd., dated January 1, 2026 (incorporated by reference to Exhibit 10.17 to our Registration Statement on Form F-1 (File No. 333-296374) filed with the Securities and Exchange Commission on May 29, 2026)
4.18†	Unofficial English Translation of Lease Agreement between Jiangxi Zhejiang University Zhongkai Science and Technology Park Development Co. and Jiangxi Ruanyun Technology Co., Ltd., dated January 1, 2026 (incorporated by reference to Exhibit 10.18 to our Registration Statement on Form F-1 (File No. 333-296374) filed with the Securities and Exchange Commission on May 29, 2026)
4.19†	Underwriters’ Warrant, dated April 9, 2025, issued to AC Sunshine Securities LLC (incorporated by reference to Exhibit 4.1 to the Report on Form 6-K filed with the Securities and Exchange Commission on April 10, 2025)
4.20†	Equity Purchase Agreement, dated December 17, 2025, by and between the Company and ARC Group International Ltd. (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K filed with the Securities and Exchange Commission on December 18, 2025)
4.21†	Placement Agency Agreement, dated March 19, 2026 (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K filed with the Securities and Exchange Commission on April 14, 2026)
4.22†	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.2 to the Report on Form 6-K filed with the Securities and Exchange Commission on April 14, 2026)
4.23†	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 10.3 to the Report on Form 6-K filed with the Securities and Exchange Commission on April 14, 2026)
4.24†	Form of Placement Agent Warrant (incorporated by reference to Exhibit 10.4 to the Report on Form 6-K filed with the Securities and Exchange Commission on April 14, 2026)
4.25†	Unofficial English Translation of Office Space Free Use Certificate between Shenzhen Guangyin Building Industrial Co., Ltd. and Jiangxi Ruanyun Technology Co., Ltd., dated January 1, 2026 (incorporated by reference to Exhibit 10.25 to our Registration Statement on Form F-1 (File No. 333-296374) filed with the Securities and Exchange Commission on May 29, 2026)

4.26†	Unofficial English Translation of Office Space Free Use Certificate between Nanchang Vocational and Technical Normal College and Gongqing City Yunxiao Bulter Technology Co., Ltd., dated January 1, 2026 (incorporated by reference to Exhibit 10.26 to our Registration Statement on Form F-1 (File No. 333-296374) filed with the Securities and Exchange Commission on May 29, 2026)
4.27†	Unofficial English Translation of Office Space Free Use Certificate between Nanchang Institute of Technology and Jiangxi Yunxiaotong Technology Co., Ltd., dated January 1, 2026 (incorporated by reference to Exhibit 10.27 to our Registration Statement on Form F-1 (File No. 333-296374) filed with the Securities and Exchange Commission on May 29, 2026)
4.28†	Unofficial English Translation of Education Book Purchase and Sales Contract with Jiangxi Xinhua Distribution Group Co., Ltd. Education Books Branch, dated as of January 2026 (incorporated by reference to Exhibit 10.28 to our Registration Statement on Form F-1 (File No. 333-296374) filed with the Securities and Exchange Commission on May 29, 2026)
4.29†	HanLink Platform License and Channel Commercialization Agreement between Link Door Smart Company and Jiangxi Ruanyun Technology Co., Ltd., dated April 1, 2026 (incorporated by reference to Exhibit 10.29 to our Registration Statement on Form F-1 (File No. 333-296374) filed with the Securities and Exchange Commission on May 29, 2026)
4.30†	Regional Services and Support Agreement between Link Door Smart Company and Soft Cloud Smart Technology Company, dated January 1, 2026 (incorporated by reference to Exhibit 10.30 to our Registration Statement on Form F-1 (File No. 333-296374) filed with the Securities and Exchange Commission on May 29, 2026)
4.31†	Unofficial English Translation of Book Sales Contract with Nanjing Fanshufang Culture Technology Co., Ltd., dated June 5, 2026 (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K filed with the Securities and Exchange Commission on June 10, 2026)
8.1†	List of Subsidiaries (incorporated by reference to Exhibit 21.1 of our Registration Statement on Form F-1 (File No. 333-296374) filed with the Securities and Exchange Commission on May 29, 2026)
11.1†	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (File No. 333-281857) filed with the Securities and Exchange Commission on August 30, 2024)
11.2*	Insider Trading Policy
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1†	Nasdaq Rule 5608 Executive Officer Compensation Clawback Policy (incorporated by reference to Exhibit 97.1 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 31, 2025)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File

†	Previously filed.
*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Ruanyun Edai Technology Inc.

By:	/s/ Yan Fu
Yan Fu
Director and Chief Executive Officer

Date: July 31, 2026

RUANYUN EDAI TECHNOLOGY INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Ruanyun Edai Technology Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ruanyun Edai Technology Inc. and its subsidiaries (the “Company”) as of March 31, 2026 and 2025 and the related consolidated statements of operations and comprehensive loss, changes in equity (deficit), and cash flows for each of the years ended March 31, 2026 and 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and the results of its operations and its cash flows for each of the years ended March 31, 2026 and 2025, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, the Company incurred a net loss of $7,907,712 and recorded a cash outflow from operating activities of $9,151,533 during the fiscal year ended March 31, 2026, and its accumulated deficit of $23,482,984. The conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2 to the consolidated financial statements. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified in respect of this matter.

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

Singapore

July 31, 2026

RUANYUN EDAI TECHNOLOGY INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of March 31,
	2026	2025
Assets
Current assets
Cash	$4,082,622	$673,397
Restricted cash	—	125,561
Accounts receivable, net	840,209	3,310,143
Accounts receivable, net - related party	332,391	—
Due from related parties	21,745	11,410
Inventories	18,461	59,077
Deferred contract costs	297,945	63,392
Prepaid expenses and other current assets	6,802,753	35,923
Total current assets	12,396,126	4,278,903
Non-current assets
Property and equipment, net	470,468	460,314
Capitalized software development cost, net	95,489	202,166
Deferred offering Cost	1,320,000	838,804
Long-term deposits	112,312	94,811
Total non-current assets	1,998,269	1,596,095
Total assets	$14,394,395	$5,874,998
LIABILITIES
Current liabilities
Short-term bank loans	$4,276,602	$4,408,340
Accounts payable	1,975,509	1,075,456
Deferred revenue	183,194	135,737
Due to related parties	58,483	43,289
Accrued expenses and other liabilities	2,621,991	718,327
Total current liabilities	9,115,779	6,381,149
Total non-current liabilities	—	—
Total liabilities	9,115,779	6,381,149
COMMITMENTS AND CONTINGENCIES
EQUITY (DEFICIT)
Ordinary shares (US$0.0002 par value, 5,000,000,000 shares authorized,
35,550,004 and 30,000,004 shares issued and outstanding as of March 31, 2026 and 2025, respectively)	7,110	6,000
Additional paid-in capital	29,168,108	15,210,301
Accumulated deficit	(23,482,984)	(15,630,351)
Accumulated other comprehensive (loss) income	(19,694)	252,250
Total Ruanyun Edai Technology Inc.’s shareholders’ equity (deficit)	5,672,540	(161,800)
Non-controlling interest	(393,924)	(344,351)
Total equity (deficit)	5,278,616	(506,151)
Total liabilities and equity (deficit)	$14,394,395	$5,874,998

The accompanying notes are an integral part of these consolidated financial statements.

RUANYUN EDAI TECHNOLOGY INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ended March 31,
	2026	2025

Revenues from third parties	$5,423,704	$6,685,387
Revenue from related parties	2,057,707	—
Total revenues	7,481,411	6,685,387
Cost of revenues	(5,597,566)	(2,892,516)
Gross profit	1,883,845	3,792,871
Operating expenses
Selling and marketing expenses	(3,890,156)	(1,784,837)
General and administrative expenses	(4,532,566)	(1,563,423)
Research and development expenses	(775,867)	(930,904)
Total operating expenses	(9,198,589)	(4,279,164)
Loss from operations	(7,314,744)	(486,293)
Interest income (expenses), net	31,404	(153,869)
Government subsidy	210,894	11,811
Other (expenses) income, net	(813,127)	108,644
Loss before income taxes	(7,885,573)	(519,707)
Income tax expenses	(22,139)	(16)
Net loss	(7,907,712)	(519,723)
Net loss attributable to non-controlling interests	(55,079)	(123,161)
Net loss attributable to common shareholders	(7,852,633)	(396,562)
COMPREHENSIVE LOSS
Net loss	(7,907,712)	(519,723)
Unrealized foreign currency translation loss	(266,438)	(15,567)
Comprehensive loss	(8,174,150)	(535,290)
Less: comprehensive loss attributable to non-controlling interests	(49,573)	(133,227)
Comprehensive loss attributable to common shareholders	$(8,124,577)	$(402,063)
Weighted average number of ordinary share outstanding
Basic and Diluted	34,238,222	30,000,004
Loss per share
Basic and Diluted	$(0.23)	$(0.01)

The accompanying notes are an integral part of these consolidated financial statements.

RUANYUN EDAI TECHNOLOGY INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (DEFICIT)

					Accumulated Other	Total
	Ordinary Shares		Additional Paid-in	Accumulated	Comprehensive	Shareholders’	Non-controlling	Total
	Shares	Amount	Capital	Deficit	Income	(Deficit) Equity	Interest	Equity (Deficit)

As of March 31, 2024	30,000,004	$6,000	$15,210,301	$(15,233,789)	$257,751	$240,263	$(211,124)	$29,139
Net loss	—	—	—	(396,562)	—	(396,562)	(123,161)	(519,723)
Foreign currency translation	—	—	—	—	(5,501)	(5,501)	(10,066)	(15,567)
As of March 31, 2025	30,000,004	$6,000	$15,210,301	$(15,630,351)	$252,250	$(161,800)	$(344,351)	$(506,151)
Net loss	—	—	—	(7,852,633)	—	(7,852,633)	(55,079)	(7,907,712)
Shares issuance for IPO	3,750,000	750	12,187,387	—	—	12,188,137	—	12,188,137
Shares issuance for share-based compensation	600,000	120	450,660	—	—	450,780	—	450,780
Shares issuance under equity line of credit	1,200,000	240	1,319,760	—	—	1,320,000	—	1,320,000
Foreign currency translation	—	—	—	—	(271,944)	(271,944)	5,506	(266,438)
As of March 31, 2026	35,550,004	$7,110	$29,168,108	$(23,482,984)	$(19,694)	$5,672,540	$(393,924)	$5,278,616

The accompanying notes are an integral part of these consolidated financial statements.

RUANYUN EDAI TECHNOLOGY INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended March 31,
	2026	2025
Cash Flows From Operating Activities:
Net loss	$(7,907,712)	$(519,723)
Adjustments to reconcile net loss to net cash used in operating activities:

Loss from written off property and equipment	24,492	11
Depreciation and amortization	167,293	241,218
Provision for credit losses	1,752,050	401,833
Share-based compensation	450,780	—
Changes in operating assets and liabilities:
Accounts receivable	824,139	(1,943,829)
Accounts receivable - related party	(332,832)	—
Inventories	42,434	150,967
Deferred contract costs	(224,617)	315,747
Due from related parties	(9,462)	26,052
Prepayments and other current assets	(6,610,317)	232,979
Long term deposits	(12,209)	10,633
Accounts payable	819,891	(733,088)
Deferred revenue	39,239	(298,462)
Due to related parties	12,571	(19,906)
Accrued expenses and other liabilities	1,812,727	315,580
Net cash used in operating activities	(9,151,533)	(1,819,988)

Cash flows from investing activities
Acquisition of property and equipment	(64,573)	(144,366)
Capital injection from minority shareholder	—	(18,413)
Net cash used in investing activities	(64,573)	(162,779)

Cash Flows From Financing Activities:
Proceeds from bank loans	2,534,529	4,710,170
Repayment of bank loans	(2,885,139)	(3,152,082)
Sales of public shares through public offering	12,188,137	—
Net cash provided by financing activities	11,837,527	1,558,088

Effect of exchange rate changes on cash and restricted cash	662,243	(3,792)

Net increase (decrease) in cash and restricted cash	3,283,664	(428,471)
Cash and restricted cash at beginning of the year	798,958	1,227,429
Cash and restricted cash at end of the year	$4,082,622	$798,958
Supplemental Cash Flow Information
Cash paid for interest expense	153,378	197,954

The following table identifies the balance sheet line items included in cash and restricted cash presented in the consolidated statements of cash flows:
Cash	$4,082,622	$673,397
Restricted cash	—	125,561
Total	$4,082,622	$798,958

Supplemental disclsoure of non-cash information:
Share issuance under equity line of credit included in deferred offering cost	$1,320,000	$—

The accompanying notes are an integral part of these consolidated financial statements.

RUANYUN EDAI TECHNOLOGY INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1- Organization and Principal Activities

Ruanyun Edai Technology Inc. (‘‘Ruanyun’’ or the ‘‘Company’’) was incorporated in the Cayman Islands on March 11, 2021. Through its wholly owned subsidiaries, the variable interest entity (“VIE”) and the VIE’s subsidiaries, Ruanyun provides campus and education services, including smart campus infrastructure, education content and learning resources, examination and assessment services, AI vocational training and campus operations and student-life services, as well as international education and testing and AI application and enterprise solutions. The Company does not conduct substantive operations of its own but conducts its primary business operations through its wholly owned subsidiaries, the VIE and the VIE’s subsidiaries, principally in the People’s Republic of China (‘‘PRC’’ or “China”).

The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIE and the VIE’s subsidiaries.

Reorganization

On March 11, 2021, the Company was incorporated with limited liability under the laws of the Cayman Islands.

On December 24, 2020, Soft Cloud Technology Limited (“Soft Cloud”) was established in accordance with the law and regulations of Hong Kong and subsequently became the wholly-owned subsidiary of the Company. Soft Cloud is a holding company and holds all the equity interests of Rollingthunder Technology (Jiangxi) Co., Ltd (“WFOE”), which was established in the PRC on January 19, 2021.

Jiangxi Ruanyun Technology Co., Ltd. (“Jiangxi Ruanyun) was established on March 27, 2012 under the laws of the PRC. Its main operation includes AI database and testing center development.

Jiangxi Ruanyun formed the following subsidiaries subsequent to its establishment:

●	Jiangxi Ruanyun Technology Co., Ltd. (Shenzhen Branch) (“Shenzhen Ruanyun”), a company incorporated on March 27, 2017 in the PRC. It is a wholly-owned subsidiary of Jiangxi Ruanyun and mainly operates an AI database.
●	Jiangxi Alphabet Technology Co., Ltd. (“Jiangxi Alphabet”), a company incorporated on February 21, 2017 in the PRC. It is a 70% subsidiary of Jiangxi Ruanyun and mainly operates in paperless testing center development.
●	Jiangxi Huizuoye Technology Co., Ltd. (“Huizuoye”), a company incorporated on April 8, 2021 in the PRC. It is a 51.0% subsidiary of Jiangxi Ruanyun and mainly operates in digital publishing.
●	Jiangxi Ruanyun Zhitou Education Consulting Co., Ltd. (“Ruanyun Zhitou”), a company incorporated on November 15, 2023 in the PRC. It is a 100% subsidiary of Jiangxi Ruanyun and mainly operates in digital publishing.
●	Jiangxi Yunxiaotong Technology Co., Ltd. (“Jiangxi Yunxiaotong”), a company incorporated on September 11, 2025 in the PRC. It is a 51% subsidiary of Ruanyun Zhitou and mainly operates in school catering and accommodation services.
●	Gongqing City Yunxiao Bulter Technology Co., Ltd. (“Gongqing Yunxiao”), a company incorporated on September 16, 2025 in the PRC. It is a 100% subsidiary of Jiangxi Yunxiaotong and mainly operates in school catering services.
●	Chongqing Huizhi Plan Technology Co., Ltd (“Chongqing Huizhi”), a company incorporated on July 18, 2025 in the PRC. It is a 60% subsidiary of Ruanyun Zhitou and mainly operates in digital publishing and technology services.

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

The charts below summarize the Company’s corporate legal structure and identify its subsidiaries, the VIE and its subsidiaries as of the date of the filing of this annual report with the SEC:

Name	Background	Ownership
Soft Cloud Technology Limited	A Hong Kong company formed on December 24, 2020	100% owned by Ruanyun Edai Technology Inc.
Rollingthunder Technology (Jiangxi) Co., Ltd	A PRC company formed on January 19, 2021	100% owned by Soft Cloud Technology Limited
Jiangxi Ruanyun Technology Co., Ltd.	A PRC company formed on March 27, 2012	VIE of Rollingthunder Technology (Jiangxi) Co., Ltd
Jiangxi Ruanyun Technology Co., Ltd. (Shenzhen Branch)	A PRC company formed on March 27, 2017	100% owned by Jiangxi Ruanyun Technology Co., Ltd.
Jiangxi Alphabet Technology Co., Ltd.	A PRC company formed on February 21, 2017	70% owned by Jiangxi Ruanyun Technology Co., Ltd.
Jiangxi Huizuoye Technology Co., Ltd.	A PRC company formed on April 8, 2021	51% owned by Jiangxi Ruanyun Technology Co., Ltd.
Jiangxi Ruanyun Zhitou Education Consulting Co., Ltd.	A PRC company formed on November 15, 2023	100% owned by Jiangxi Ruanyun Technology Co., Ltd.
Jiangxi Yunxiaotong Technology Co., Ltd	A PRC company formed on September 11, 2025	51% owned by Jiangxi Ruanyun Zhitou Education Consulting Co., Ltd.
Gongqing City Yunxiao Bulter Technology Co., Ltd	A PRC company formed on September 16, 2025	100% owned by Jiangxi Yunxiaotong Technology Co., Ltd
Chongqing Huizhi Plan Technology Co., Ltd	A PRC company formed on July 18, 2025	60% owned by Jiangxi Ruanyun Zhitou Education Consulting Co., Ltd.
Soft Cloud Smart Technology Company	A Saudi Arabia company formed on December 15, 2025	100% owned by Ruanyun Edai Technology Inc.
Formind Global Holdings Sdn. Bhd*.	A Malaysia company formed on April 30, 2026	100% owned by Ruanyun Edai Technology Inc.

*This subsidiary was formed after March 31, 2026 and is not reflected in the consolidated financial statements included herein (see also Note 15).

The Contractual Arrangements

In order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in provision of value-added telecommunication services and other restricted businesses, the Company operates substantially all of its business through the VIE. Despite the lack of equity ownership, the Company has controlling financial interest of the VIE through the Contractual Arrangements and a parent-subsidiary relationship exists between the Company and the VIE. The equity interests of the VIE are legally held by PRC individuals (the “Nominee Shareholders”). Through the Contractual Arrangements, the Nominee Shareholders of the VIE effectively assign all their voting rights underlying their equity interests in the VIE to the Company, and therefore, the Company has the power to direct the activities of the VIE that most significantly impact economic performance. The Company also has the right to receive economic benefits and absorb losses from the VIE that potentially could be significant to the VIE. Based on the above, the Company consolidates the VIE in accordance with SEC Regulation S-X Rule 3A-02 and Accounting Standards Codification (“ASC”) topic 810-10, Consolidation: Overall.

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

Exclusive Technical Consulting and Service Agreement

Pursuant to the Exclusive Technical Consulting and Service Agreement entered between the WFOE and Jiangxi Ruanyun, the WFOE, or its designated entities affiliated with it, has the exclusive right to provide Jiangxi Ruanyun with technical support and business support services in return for fees equal to 100% of the consolidated net profits of Jiangxi Ruanyun. The WFOE has sole discretion in determining the service fee charged to the Ruanyun under this agreement. Without the WFOE’s prior written consent, Jiangxi Ruanyun shall not, directly and indirectly, obtain the same or similar services as provided under this agreement from any third party, or enter into any similar agreement with any third party. The WFOE will have the exclusive ownership of all intellectual property rights developed by performance of this agreement. This agreement will remain effective until it is terminated at the discretion of the WFOE or upon the transfer of all the shares of Jiangxi Ruanyun to the WFOE and/or a third party designated by the WFOE.

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

Risks in relation to the VIE structure

In the opinion of the Company’s management, the contractual arrangements among its subsidiaries, the VIE and its shareholders are in compliance with the current PRC laws and legally enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could limit the Company’s ability to enforce these contractual arrangements. As a result, the Company may be unable to consolidate the VIE and its subsidiaries in the consolidated financial statements. The Company’s position of being the primary beneficiary of the VIE also depends on the authorization by the shareholders of the VIE to exercise voting rights on all matters requiring shareholders’ approval in the VIE. The Company believes that the agreements on the authorization to exercise shareholders’ voting power are legally enforceable. In addition, if the legal structure and contractual arrangements with the VIE were found to be in violation of any future PRC laws and regulations, the Company may be subject to fines or other actions. The Company believes the possibility that it will no longer be able to control and consolidate the VIE as a result of the aforementioned risks is remote.

The following consolidated assets and liabilities information of the VIE and VIE’s subsidiaries as of March 31, 2026 and 2025, and consolidated operating results and cash flows information for the years ended March 31, 2026 and 2025, have been included in the accompanying consolidated financial statements:

	March 31,
	2026	2025
Current assets	$5,274,653	$4,278,903
Non-current assets	678,269	1,596,095
Total assets	$5,952,922	$5,874,998

Current liabilities	$8,897,651	$6,381,149
Non-current liabilities	—	—
Total liabilities	$8,897,651	$6,381,149

	For the Years Ended March 31,
	2026	2025
Revenue	$7,481,411	$6,685,387
Net loss	(4,829,492)	(517,723)
Net cash provided by (used in) operating activities	8,043,283	(1,819,988)
Net cash used in investing activities	(64,573)	(162,779)
Net cash (used in) provided by financing activities	$(350,610)	$1,558,088

Note 2- Liquidity and Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

As reflected in the accompanying consolidated financial statements, the Company incurred a net loss of $7.91 million and recorded a cash outflow from operating activities of $9.15 million for the year ended March 31, 2026 and its accumulated deficit was $23.48 million. These factors raised substantial doubt about the Company’s ability to continue as a going concern for the twelve months following issuance of the consolidated financial statements.

On April 7, 2025, the Company completed its initial public offering of 3,750,000 ordinary shares at a public offering price of US$4.00 per share. On April 17, 2025, the Company received net cash proceeds from the offering of approximately US$13.5 million. In December 2025, the Company entered into a purchase agreement pursuant to which it may sell up to $100.0 million of ordinary shares from time to time over a 36-month period. In April 2026, the Company completed an equity financing for gross proceeds of approximately $1.73 million. In May 2026, the Company obtained a loan from a bank of approximately $1.4 million to support the Company’s working capital needs.

The Company is attempting to improve its business profitability, its ability to generate sufficient cash flow from its operations to meet its operating needs on a timely basis, obtain additional working capital funds through debt and equity financing in order to meet its anticipated cash requirements. Based on the current operating plan, management believes that the cash from operations, existing cash, cash equivalents, and bank loans are sufficient to fund the Company’s operating activities, capital expenditures and other obligations for the next 12 months.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraphs and eventually secure other sources of financing and achieve profitable operations. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might result from this uncertainty.

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

The Company’s reporting currency is the United States dollars (‘‘US$’’). The functional currency of the Company and the Company’s subsidiary incorporated in the Hong Kong Special Administrative Region (‘‘HK’’ or “Hong Kong”) is the US$. The functional currency of the Company’s PRC subsidiary, the VIE and its subsidiaries is Renminbi (‘‘RMB’’). The determination of the respective functional currency is based on the criteria of ASC Topic 830, Foreign Currency Matters.

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

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this annual report:

	For the Years Ended March 31,
	2026	2025
Year-end spot rate	6.8980	7.2567
Average rate	7.1019	7.2163

(e)	Cash and Restricted Cash

Cash consists of cash on hand and cash at banks which are unrestricted as to withdrawal or use, and have original maturities less than three months.

Restricted cash consists of cash deposited with banks in conjunction with borrowings from banks. Restriction on the use of such cash is imposed by the banks and remains effective throughout the terms of the bank borrowings. Restricted cash is classified as current asset on the Company’s consolidated balance sheets. The balance as of March 31, 2025 was released to cash during the year ended March 31, 2026.

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

As of March 31, 2026 and 2025, gross accounts receivable were $4.27 million and $4.86 million, respectively, with an allowance for credit losses of $3.43 million and $1.55 million, respectively, resulting in net accounts receivable of $0.84 million and $3.31 million.

(g)	Inventories

Inventories comprise IT equipment, yet to deliver to customer at the end of the reporting period. Inventories are stated at the lower of cost and net realizable value. Cost is determined using the first-in-first-out basis. Adjustments are recorded to write down the cost of inventories to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Write-downs, if any, are recorded in cost of revenues in the consolidated statements of operation and comprehensive loss.

As of March 31, 2026 and 2025, VIE and VIE’s subsidiaries had inventories in the amount of $18,461 and $59,077, respectively without any inventory write-down.

(h)	Leases

The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries lease office spaces which are classified as short-term leases in accordance with ASC No.842, Leases (“Topic 842”). The lease contracts do not include renewal options.

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

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Group assesses whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Company recognizes operating lease expenses on a straight-line basis over the lease term.

Right-of-use of assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets. All right-of-use assets are reviewed for impairment annually. There was no impairment for right-of-use lease assets for the years ended March 31, 2026 and 2025.

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

As of March 31, 2026 and 2025, the Company did not recognize any right-of-use assets or lease liabilities on its consolidated balance sheet, as all lease arrangements qualified as short-term leases under ASC 842.

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

Expenditures for repairs and maintenance are expensed as incurred, whereas the costs of renewals and betterment that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the consolidated statements of operation and comprehensive loss.

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

The Company complies with the requirements of ASC 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A, “Expenses of Offering.” Deferred offering costs consist of incremental costs directly attributable to proposed or pending equity offerings, including the Company’s initial public offering (“IPO”) and its Equity Line of Credit (“ELOC”) arrangement. These costs primarily encompass underwriting fees, legal expenses incurred in connection with the preparation and filing of registration statements, financial advisory fees, regulatory registration fees, and other direct expenditures incurred through the balance sheet date. Such costs are deferred and capitalized on the consolidated balance sheets as deferred offering costs. Upon the successful closing of the IPO or draws under the ELOC, these deferred costs will be reclassified and recorded as a reduction of additional paid-in capital against the gross proceeds received. In the event an offering or the ELOC facility is aborted, terminated, or deemed no longer viable, any remaining capitalized deferred offering costs will be immediately charged to the consolidated statements of operations and comprehensive loss as an expense in that period.

(l)	Long-term Deposits

Long term deposits represent deposits made by the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries as a guarantee of the Company’s performance which is required by certain government facilities. The deposits are usually 5% or 10% of the total contract amount and are paid at the inception of the contract. The deposits will be returned when the contractual warranty expires, which is usually three years after the project is accepted by the customer.

As of March 31, 2026 and 2025, the balance of long-term deposits was $112,312 and $94,811, respectively.

(m)	Long-term Investment

The Company accounts for its long-term equity investments in privately held entities over which it does not exercise significant influence and does not have a readily determinable fair value in accordance with ASC 321, Investments-Equity Securities. Under the cost method (the measurement alternative), these investments are initially recorded at cost.

Subsequent to initial recognition, the carrying value of these investments is carried at cost, less any identified impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

Income is recognized only to the extent of distributions received from the net accumulated earnings of the investee subsequent to the date of acquisition. Distributions received in excess of such accumulated earnings are considered a return of investment and are recorded as a reduction to the cost basis of the investment.

Management regularly reviews these long-term investments for indicators of impairment, including but not limited to, a significant deterioration in the earnings performance or business prospects of the investee, a significant adverse change in the regulatory or economic environment, or a material down-round financing. If an investment is considered to be impaired, management estimates the fair value of the investment. If the fair value is determined to be less than the current carrying value, and the impairment is assessed to be other-than-temporary, the carrying value is written down to its fair value, and the resulting impairment loss is recognized immediately in the consolidated statements of operations and comprehensive loss. For the years ended March 31, 2026 and 2025, there were no impairments recorded for the long-term investment.

(n)	Impairment of Long-lived Assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries had originally estimated. When these events occur, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries evaluate the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries recognize an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. For the years ended March 31, 2026 and 2025, there was no impairment of capitalized software.

(o)	Fair Value of Financial Instruments

Fair value represents the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

Accounting guidance defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Accounting guidance establishes a three-level fair value hierarchy and requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of input are:

Level 1-Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2-Include other inputs that are directly or indirectly observable in the marketplace.

Level 3-Unobservable inputs which are supported by little or no market activity.

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

Short-term financial assets and liabilities of the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries primarily consist of cash, restricted cash, accounts receivable, accounts receivable from related party due from related parties, deferred offering cost, accounts payable, due to related parties, accrued expenses and other current liabilities. For short term bank loans, the fair value approximates their carrying value at the year-end as the fair value is estimated by used discounted cash flow, in which interest rates used to discount the bank loans approximate market rates. As of March 31, 2026 and 2025, the carrying values of these financial instruments approximated to their fair values due to the short-term maturity of these instruments.

As of March 31, 2026 and 2025, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries did not have assets or liabilities measured at fair value on a recurring basis in periods subsequent to their initial recognition.

(p)	Revenue Recognition

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

Historically, the Company, its wholly-owned subsidiaries, the VIE and VIE’s subsidiaries generated revenue primarily from platform development, software customization, content development, software licensing, personalized exercise books, MOTK Pro, and digitization services. As the Company’s business has expanded beyond these legacy SmartExam® and SmartHomework® product lines, management has reclassified revenue operating categories to more accurately reflect the Company’s current operational footprint and commercial strategy. Prior period financial information has been retrospectively reclassified to conform to the current period presentation. The Company’s updated revenue reporting framework comprises three primary operating categories: Campus & Education Services, International Education & Testing, and AI Applications & Enterprise Solutions. Revenue recognition policies are discussed as following:

 1. Campus and Education Services

a	Smart Campus Infrastructure

(i) Testing centers and platform development (SmartHomework® Solution)

The VIE and its subsidiaries contract with schools and local educational bureaus to deliver the integrated SmartHomework® solution for a fixed contract price. This service involves constructing, upgrading, and transforming physical A.I. Study Rooms and providing a perpetual software license to the Company’s proprietary academic evaluation technology, A.I. algorithms, and K-12 question bank content. Additionally, the Company provides ongoing, unspecified software updates on a when-and-if-available basis and cloud-based services, including data collection, cleaning, modeling, and analysis.

Contracts typically contain up to four distinct performance obligations: (1) construction of the physical A.I. Study Room, (2) provision of a perpetual software license, (3) provision of software-related cloud services, and (4) provision of unspecified software updates.

For the construction element, the underlying hardware, software deployment, and installation services are considered capable of being distinct but are not separately identifiable within the context of the contract. The A.I. Study Room functions as an integrated, combined output requested by the customer. Accordingly, these construction components are bundled and accounted for as a single performance obligation.

The fixed transaction price is allocated to each performance obligation based on its relative standalone selling price (“SSP”). For deliverables lacking observable inputs, such as cloud services and unspecified updates, management estimates the SSP using judgment and relevant historical data. Revenue allocated to the construction of the A.I. Study Room and the delivery of the functional perpetual software license is recognized at a point in time when the customer executes a formal sign-off and acceptance, marking the transfer of control. Revenue allocated to the software-related cloud services and unspecified updates is deferred and recognized over time on a straight-line basis over the estimated period of performance. These deferred streams were immaterial for the fiscal years ended March 31, 2026 and 2025.

Certain contracts mandate a three-year product warranty. The Company has determined that these warranties represent assurance-type warranties under ASC 606 rather than separate performance obligations. Historical warranty costs have been immaterial, and no liability accruals have been deemed necessary.

(ii) Software Customization and Content Development

The VIE and VIE’s subsidiaries provide software customization and content development services based on customers’ specifications. Contracts of this revenue stream generally do not contain significant financing components or variable consideration. The promised services in each service contract are combined and accounted for as a single performance obligation, as the promised services in a contract are not distinct and are considered as a significant integrated service. The Company recognizes revenue from its software customization and content development service contracts at a point of time when the customers accept the customized software and / or content when the control of such software and / or content is transferred to the customer. Additionally, the Company provides product warranty on customized software. The warranty is not a separate performance obligation because the nature of the warranty is to provide assurance that the software will function as expected and comply with agreed-upon specifications. No warranty is provided for customized content delivered. The VIE and VIE’s subsidiaries have not experienced material warranty costs and, therefore, do not believe an accrual for these costs is necessary.

b	Education Content and Learning Resources

(i) Personalize Exercise (SmartHomework® and MOTK Pro)

The VIE and its subsidiaries offer print-ready versions of the SmartHomework® exercise book, delivering personalized learning materials to students on a daily or weekly basis. Students pay a subscription fee per semester to access these printing services via authorized campus hardware. Revenue is recognized over time on a straight-line basis over the contract term, beginning on the date the student is contractually granted platform printing access.

The Company also offers a premium service tier, MOTK Pro, via annual subscriptions sold directly to students or through nationwide corporate business partners. MOTK Pro provides unlimited, multi-subject cloud-based access from personal mobile devices. Subscription revenue is recognized over time on a straight-line basis over the active subscription period, commencing when the student activates the account and content is made available.

(ii) Digitization Services

The VIE and its subsidiaries provide text-to-digital conversion services to commercial publishers. Each arrangement contains a single performance obligation to deliver completed digital files. Revenue is recognized at a point in time when the digitization project is completed and accepted by the publisher. The Company acts as the principal in these arrangements, maintaining control over production, establishing end pricing, and bearing fulfillment and primary quality risks.

c	Examination and Assessment Services (SmartExam® Solution)

The VIE and its subsidiaries construct computer-based testing centers for schools, businesses, and local educational bureaus for a fixed transaction price, tailored primarily around the Academic Proficiency Assessment Test. The solution integrates A.I. algorithms with specialized hardware (including identity verification cameras and automated seat-assignment devices) and testing-taking software.

Each arrangement contains two distinct performance obligations: (1) the physical construction and technological integration of the testing center, and (2) the provision of a perpetual license to the functional test-taking software.

The physical hardware procurement, software customization, and configuration inputs are combined into a single performance obligation because the VIE provides a highly critical integration service to deliver the completed testing center infrastructure as a unified output. The transaction price is allocated to the construction obligation and the perpetual software license obligation based on their relative SSPs. Revenue for both the construction obligation and the perpetual license is recognized at a point in time when the customer executes a formal project acceptance. The software license is recognized immediately upon delivery as functional intellectual property because it possesses standalone utility and requires no material ongoing developer support. Ancillary exam services, including localized testing professional support, software tweaks, and physical hardware sales, are evaluated on a contract-by-contract basis. Integrated service bundles are recognized over time using an output method as the testing sessions occur, or at a point in time when physical products or control of completed deliverables are handed over to the client.

d	AI Vocational Training and Talent Development

The VIE and its subsidiaries license academic evaluation technologies, proprietary A.I. algorithms, and educational question banks to third-party educational technology providers. Under these time-based arrangements (typically one year), customers purchase non-exclusive rights to access the cloud-hosted digital content. Revenue is recognized over time on a straight-line basis over the active term of the underlying license agreement.

e	Campus Operations and Student-life Services

The VIE and VIE’s subsidiaries enter into operating agreements with educational institutions to provide integrated food catering, campus operations, and ancillary student services. Additionally, the VIE and VIE’s subsidiaries subcontract designated retail and dining spaces within the campus footprint to independent third-party food vendors. Revenue generated from campus services is derived from two primary models: (i) Direct Sales and (ii) Integrated campus management services.

(i) Direct sales

The VIE and VIE’s subsidiaries directly operate proprietary dining facilities and provide ancillary student services directly to the student population and campus personnel. In accordance with ASC 606-10-25-14, management identifies each distinct meal, beverage item, or individual campus service requested by a customer as a separate performance obligation. A promised good or service is accounted for as a distinct performance obligation under ASC 606-10-25-19 because: 1) The customer can benefit from the food item or individual service on its own or together with other readily available campus resources; and 2) The promise to transfer the specific good or service is separately identifiable from other promises or facilities provided within the campus environment.

Under ASC 606-10-55-37A and ASC 606-10-55-39, the Company identify that it acts as a principal for Direct Campus Sales because it controls the specified goods and services before they are transferred to the end consumer. Control is evidenced by the following key indicators:

1)Primary Responsibility for Fulfillment: The Company maintains primary operational responsibility for satisfying the performance obligation, including managing daily culinary production, quality standards, and facility management;

2)Inventory Risk: The Company bears all direct inventory and operational risks associated with food procurement, storage, obsolescence, and spoilage prior to customer point of sale;

3)Pricing Discretion: The Company retains sole latitude and decision-making authority in establishing prices for menu items, dining services, and ancillary offerings.

As a result, revenues from Direct Campus Sales are reported on a gross basis. In accordance with ASC 606-10-50-12 and ASC 606-10-50-20, revenue is recognized at a point in time upon satisfaction of the performance obligation—specifically when control of the meal or service transfers to the customer at the physical point of sale via mobile wallet settlements or the drawing down of stored-value student campus card accounts.

(ii) Integrated campus management services

The VIE and its subsidiaries enter into institutional service agreements to operate and manage campus facilities, dining spaces, and student-life ecosystems on behalf of educational institutions. Under this model, the Company is contractually engaged to deliver continuous, day-to-day administrative oversight, logistics, and operational services to the campus footprint in exchange for a contractually defined monthly management fee.

In accordance with ASC 606-10-25-14, the Company evaluates its institutional service agreements to identify the promised goods and services. The Company determines that the integrated suite of management and facility services represents a single performance obligation comprised of a series of distinct daily services that are substantially the same and have the same pattern of transfer to the customer. Under ASC 606-10-25-19, these daily operational services are considered distinct because: 1) The educational institution can benefit from the daily management services on their own or together with other readily available resources; and 2) The services are highly interdependent and integrated into a combined output of comprehensive campus management, making the promise to transfer this series of services separately identifiable from other promises within the agreement.

Under ASC 606-10-55-37A and ASC 606-10-55-39, the Company identify that it acts as a principal for in providing the integrated campus management services because it obtains control of the specified services before they are transferred to the educational institution. Control is evidenced by the following key indicators:

1)Primary Responsibility: The Company retains primary contractual and operational responsibility for fulfilling the promise to provide continuous administrative oversight and overall campus operations;

2)Direction of Services: The Company holds the right to direct the underlying facility services and directly manages the labor, logistics, and execution infrastructure required to perform the services.

Accordingly, the monthly management fees earned from these institutional agreements are recognized as revenue on a gross basis. In accordance with ASC 606-10-50-12 and ASC 606-10-50-20, the performance obligation is satisfied over time, as the educational institution simultaneously receives and consumes the economic benefits of the Company’s continuous operational performance as it occurs.

2.	International Education and Testing

The VIE and VIE’s subsidiaries operate the HanLink Chinese learning platform, which is an AI-powered online language learning system designed predominantly for institutional education customers, students, and educators in overseas markets outside of the People’s Republic of China. Under these arrangements, customers enter into agreements to purchase non-exclusive rights to access the cloud-based educational content and interactive curriculum housed on the HanLink platform for a specified contract period. The transaction price for these arrangements is primarily determined on a per-access license basis, calculated by multiplying the contractually agreed-upon rate by the specific number of user licenses granted to the customer.

The Company’s performance obligation is to provide continuous access to the hosted HanLink software environment and digital libraries over the contract period. Revenue is recognized over time on a straight-line basis over the license term as the customer concurrently receives and consumes the benefits of the platform access. Upfront cash collections received from customers prior to the commencement or fulfillment of the license term are recorded as deferred revenue within contract liabilities on the Consolidated Balance Sheets and are systematically amortized into revenue over the respective subscription period.

3. AI Application and Enterprise Solution

The VIE and VIE’s subsidiaries operate the AI application and enterprise solution, which is a private-deployment document intelligence platform designed to convert scanned, handwritten, historical, and administrative records into structured, searchable data assets. Revenues generated by Cogni AI are derived from two primary contract models: (i) Perpetual platform licensing and hardware Sales and (ii) Term-based software subscriptions and hardware Leases.

a	Perpetual platform licensing and hardware sales

The Company offers a bundled transaction model where customers acquire full legal ownership of customized hardware devices integrated with a perpetual license to access and operate the Cogni AI software platform for a single, combined transaction price. Contracts under this model contain multiple performance obligations consisting of the transfer of the physical hardware device and the provision of the perpetual software platform license. The Company allocates the single bundled transaction price to each distinct performance obligation based on its relative standalone selling price, determined using management’s best estimate or observed independent market values.

Revenue allocated to the physical hardware device is recognized at a point in time when control of the equipment is transferred to the customer, which typically occurs upon physical delivery, local installation, and formal customer acceptance. Similarly, revenue allocated to the perpetual platform license is recognized at a point in time when the software copy is made available and control of the intellectual property transfers to the customer, which occurs when the electronic software delivery is completed. Because the customer has the right to use the software on its own infrastructure perpetually without ongoing performance obligations from the Company, no revenue for this component is deferred.

b	Term-based software subscriptions and equipment leases

The Company enters into recurring term-based arrangements where customers pay a fixed monthly fee to utilize the specialized hardware equipment and gain ongoing access to the hosted Cogni AI software platform. Under these agreements, ownership of the physical equipment is retained exclusively by the VIE and its subsidiaries, and the equipment is contractually returned at the conclusion of the lease term. These arrangements contain both a lease component governed by ASC 842, Leases, and non-lease service components governed by ASC 606, Revenue from Contracts with Customers.

The Company has elected the practical expedient under ASC 842 to combine lease and non-lease components into a single unit of account when the timing and pattern of transfer are identical. Because the lease component qualifies as an operating lease and the platform services are consumed concurrently by the client, the combined monthly recurring fee is recognized as revenue over time on a straight-line basis over the respective monthly contract term. This reporting methodology accurately reflects the period over which the customer simultaneously receives and consumes the economic benefits of both the infrastructure and the software access.

To facilitate comparability across periods and conform to the current period’s presentation, relevant revenue balances for the fiscal year ended March 31, 2025, previously reported under the legacy SmartHomework® and SmartExam® product lines, have been retrospectively reclassified into the current product-line and management operating category frameworks. These reclassifications reflect recent organizational realignments in the Company’s operational structures and business models, enabling consistent longitudinal evaluation of the product mix as executed during the fiscal year ended March 31, 2026. These presentation adjustments had no impact on previously reported consolidated total revenues, net loss, or total stockholders’ equity.

The following table identifies the disaggregation of revenue for the years ended March 31, 2026 and 2025, respectively:

	For the years ended March 31,
	2026	2025
Campus and education services
a. Smart campus infrastructure	$420,296	$2,113,485
b. Education content and learning resources	294,376	2,909,528
c. Examination and assessment services	51,541	665,258
d. AI vocational training and talent development	510,175	153,666
e. Campus operations and student-life services	5,716,733	—
International education & testing	92,189	—
AI application & enterprise solution	396,101	843,450

Total revenues	$7,481,411	$6,685,387

The Company evaluated each category of services to determine the appropriate timing of revenue recognition. Revenue is recognized at a point in time if none of the criteria under ASC 606 for over-time recognition are met: (a) the customers do not simultaneously receive and consume the benefits as the Company performs, (b) the Company’s performance does not create or enhance an asset that the customer controls as it is created or enhanced, and (c) the performance does not create an asset with no alternative use while providing the Company with an enforceable right to payment for performance completed to date. The following table summarizes disaggregated revenue from contracts with customers by timing of revenue recognition for the years ended March 31, 2026 and 2025, respectively:

	For the years ended March 31,
	2026	2025
Services transferred at a point in time
Revenue from smart campus infrastructure	$396,102	$2,113,485
Revenue from education content and learning resources	294,376	2,875,753
Revenue from examination and assessment services	51,541	522,208
Revenue from campus service direct sales	3,558,899	30,658
Revenue from AI application & enterprise solution - perpetual platform licensing and hardware sales	151,524	—
Services transferred over time
Revenue from smart campus infrastructure	24,194	—
Revenue from education content and learning resources	—	33,775
Revenue from examination and assessment services	—	143,050
Revenue from AI application & enterprise licensing	510,175	153,666
Revenue from campus service integrated campus management services	2,157,834	—
Revenue from International education & testing	92,189	—
Revenue from AI application & enterprise solution - term-based software subscription and equipment leases	244,577	812,792

Total revenues	$7,481,411	$6,685,387

Contract Assets and Contract Liabilities

Contract assets include deferred contract costs and contract liabilities include deferred revenue.

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

As of March 31, 2026 and 2025, the VIE and VIE’s subsidiaries had deferred contract costs in the amount of $297,945 and $63,392, respectively. As of March 31, 2026 and 2025, no impairment allowance was recorded.

Deferred revenue

Deferred revenue primarily consists of consideration paid by customers before the related performance obligation is satisfied. The following table represents the movement of the deferred revenue:

	For the years ended March 31,
	2026	2025
Balance at the beginning of the year	$135,737	$434,717
Additions	73,296	136,497
Revenue recognized	(34,057)	(434,958)
Foreign exchange differences	8,218	(519)
Balance at the end of the year	$183,194	$135,737

(q)	Cost of Revenues

Cost of revenues consists primarily of the direct costs incurred in the generation of revenues across updated business operating categories. These expenses encompass the cost of inventory and raw materials, staff payroll and related benefits for personnel directly involved in service delivery or operations, and the amortization of core intangible assets. Additionally, cost of revenues includes operational infrastructure costs such as bandwidth leasing, transaction and data processing fees, cost of third-party services and campus operational logistics, direct fulfillment costs, and payments to channel partners directly associated with the delivery of services or goods.

(r)	Research and Development

Research and development expenses include payroll expenses, employee benefits, rental expenses and amortization and other expenses associated with research and development functions. Costs incurred for the development of software prior to the establishment of technological feasibility and costs incurred for maintenance after the software are available for marketing are expensed when incurred and are included in research and development expenses.

(s)	Government Grants

Government grants, which mainly represent amounts received from local governments in connection with the Company’s contributions to technology development, are recognized as income in other income, net or as a reduction of specific costs and expenses for which the grants are intended to compensate. Government grants that are to compensate incurred costs, expenses or losses without specific criteria are recognized in the current period upon receipt. Government grants that are to compensate future costs, expense or losses or with specific criteria are recognized in deferred grant income and recognized as income in the future or when the criteria is met. During the years ended March 31, 2026 and 2025, the Company did not receive any government grants compensating future costs, expenses or losses or with any criteria. As of March 31, 2026 and 2025, the Company did not have any deferred grant income.

(t)	Income Tax

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No penalties or interest relating to income taxes were incurred during the years ended March 31, 2026 and 2025. The Company does not believe there was any uncertain tax provision at March 31, 2026 and 2025.

(u)	Value Added Tax (“VAT”)

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

(v)	Non-controlling Interest

A non-controlling interest in a subsidiary of the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries. Non-controlling interests are presented as a separate component of equity on the consolidated balance sheet and net income and comprehensive loss attributable to non-controlling interests are presented in the consolidated statement of operations and comprehensive loss.

(w)	Earnings (Loss) per Share

The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries compute earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted earnings per share (EPS). Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. There were no dilutive shares as of March 31, 2026 and 2025.

(x)	Segment Information

The Company determines its operating segments based on components that engage in business activities from which they may earn revenues and incur expenses, and for which discrete financial information is available. These segments are identified based on internal financial reports that are regularly reviewed by the Company’s chief operating decision maker (“CODM”) for purposes of allocating resources and assessing performance.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM or decision-making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s CODM has been identified as the CEO, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. The Company has determined that it has one reportable segment, with three revenue categories: Campus and Education Services, International Education & Testing, and AI Applications & Enterprise Solutions. The Company operates mainly in the PRC, and all of its long-lived assets are located in the PRC.

(y)	Related Parties

Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all significant related party transactions in Note 13.

(z)	Risk and Uncertainties

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

Concentration of customers and suppliers

The Company’s sales are made to customers that are located primarily in China. The Company has a concentration of its revenues and receivables with specific customers. For the year ended March 31, 2026, two major customers accounted for 13% and 11% of the Company’s total revenue, respectively. For the year ended March 31, 2025, two major customers accounted for 30% and 14% of the Company’s total revenue, respectively. As of March 31, 2026, three major customers accounted for 18%, 16% and 12% of accounts receivable. As of March 31, 2025, two major customers accounted for 20% and 19% of accounts receivable, respectively.

For the year ended March 31, 2026, no vendor accounted for over 10% of the Company’s total purchases. For the year ended March 31, 2025, four vendors accounted for 14%, 12%, 12% and 11% of the Company’s total purchases.

As of March 31, 2026, no vendor accounted for over 10% of the Company’s accounts payable.

As of March 31, 2025, four vendors accounted for 21%, 14%, 12% and 11% of the Company’s accounts payable.

Concentration of credit risk

Assets that potentially subject the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries to significant concentrations of credit risk primarily consist of cash and accounts receivable. As of March 31, 2026 and 2025 substantially all of the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ cash were held by reputable financial institutions located in the PRC which management believes are of high credit quality and financially sound based on public available information.

Accounts receivable are typically unsecured and derived from revenue earned from customers. The risk with respect to accounts receivable is mitigated by credit evaluations the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries perform on customers and its ongoing monitoring process of their outstanding balances. Although accounts receivable are generally unsecured and collection periods may be affected by customer budgeting and payment timing, management believes that ultimate credit risk is mitigated because many customers are institutional, school or governmental counterparties that management considers creditworthy. This assessment does not eliminate collection-timing risk or the requirement to recognize an allowance for expected credit losses under ASC 326.

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

(aa)	Reclassification

Certain prior period amounts have been reclassified to conform to the current period presentation.

(ab)	Recent Accounting Pronouncements

The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries consider the applicability and impact of all ASUs. Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

Recently Issued Accounting Pronouncements

In December 2025, the FASB issued ASU 2025-12, “Codification Improvements.” The amendments in this Update represent changes to clarify the Codification or correct unintended application of guidance and apply to all reporting entities within the scope of the affected accounting guidance. These amendments are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is in the process of evaluating the impact of adopting this new guidance on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements. This update clarifies interim disclosure requirements and the applicability of Topic 270, including a comprehensive list of required interim disclosures and a principle to disclose material post-year-end events in interim reports. It also clarifies the types, form, and content of interim financial statements to improve consistency. ASU 2025-11 is effective for public business entities for interim periods in fiscal years beginning after December 15, 2027, and for all other entities for interim periods in fiscal years beginning after December 15, 2028. Early adoption is permitted, and entities can apply the guidance either prospectively or retrospectively. The Company is currently evaluating the impact of adopting this standard on its financial statements and disclosures.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, to improve generally accepted accounting principles by establishing authoritative guidance on the accounting for government grants received by business entities. The amendments establish the accounting for a government grant received by a business entity, including guidance for (1) a grant related to an asset and (2) a grant related to income. The guidance is effective for fiscal years beginning after December 15, 2028, with early adoption permitted, and it can be applied using one of the following approaches: (1) a modified prospective approach; (2) a modified retrospective approach and (3) a retrospective approach to all government grants. The Company is in the process of evaluating the impact of adopting this new guidance on its consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, Intangibles: Goodwill and Other-Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software (ASU 2025-06). The guidance modernizes the accounting for software costs and enhances the transparency about an entity’s software costs. The guidance is effective for the fiscal years beginning after December 15, 2027 and for interim periods within those fiscal years. This ASU can be applied prospectively, retrospectively, or under a modified transition approach. The Company is in the process of evaluating the impact of adopting this new guidance on its consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”), which provides (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity can elect a practical expedient to assume that the current conditions as of the balance sheet date will remain unchanged for the remaining life of the assets when estimating expected credit losses. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025, and interim reporting periods within those fiscal years. Early adoption is permitted. This ASU should be applied prospectively. The Company is in the process of evaluating the impact of adopting this new guidance on its consolidated financial statements.

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

Note 4 - Accounts Receivable, Net

	As of March 31,
	2026	2025
Accounts receivable	$4,267,086	$4,862,723
Less: Allowance for credit losses	(3,426,877)	(1,552,580)
Accounts receivable, net	$840,209	$3,310,143

The following table represents the movement of the allowance for doubtful accounts:

	For the Years Ended March 31,
	2026	2025
Balance at the beginning of the year	$1,552,580	$1,159,182
Additions provision for credit losses	1,742,065	401,448
Foreign exchange differences	132,232	(8,050)
Balance at the end of the year	$3,426,877	$1,552,580

As of July 20, 2026, approximately $0.75 million, or 18%, of the accounts receivable balance as of March 31, 2026 has been collected.

Note 5 - Prepaid Expenses and Other Current assets

	As of March 31,
	2026	2025
Prepaid research and development project (1)	$4,200,000	$—
Prepaid marketing and promotion expenses (2)	2,000,000	—
Other prepaid expenses	565,546	69
Other receivables, net	37,207	35,855
Prepaid expenses and other current assets	$6,802,753	$35,923

(1) The $4.2 million was a prepayment made to a third-party service provider for reserving compute, relating to a custom research and development project training large language models. The project is planned through April 2027, subject to assessments on the outcomes of the research. The Company believes the training may contribute to its existing range of products.

(2) The payment made to a third-party service provider for business development and marketing activities across the Gulf Cooperation Council (GCC) region, specifically targeting the education, artificial intelligence, and software development sectors. The agreement covers a 30-month term expiring in April 2027, with prepayments amortized on a straight-line basis over the service period. For the years ended March 31, 2026 and 2025, the Company recognized $2.00 million and nil, respectively, in selling and marketing expenses in connection with these services..

Note 6 - Property and Equipment, Net

	As of March 31,
	2026	2025

Electronic equipment	$455,490	$405,439
Building	411,423	391,086
Office equipment	77,192	67,847
Motor vehicles	194,862	181,959
Total property and equipment	1,138,967	1,046,332
Less: Accumulated depreciation	(668,499)	(586,018)
Total property and equipment, net	$470,468	$460,314

Depreciation expenses were $53,468 and $32,946 for the years ended March 31, 2026 and 2025, respectively.

Note 7 - Capitalized Software Development Cost, Net

	For the Years Ended March 31,
	2026	2025
Software Development Cost	$2,959,036	$2,812,770
Less: Accumulated amortization	(2,863,547)	(2,610,605)
Capitalized software development cost, net	$95,489	$202,166

Amortization expenses were $113,825 and $208,273 for the years ended March 31, 2026 and 2025, respectively. There was no impairment of capitalized software development costs for the years ended March 31, 2026 and 2025, respectively.

The following is a schedule, by fiscal years, of amortization amount of capitalized software development cost as of March 31, 2026:

2027	93,002
2028	2,487
Total	$95,489

Note 8 - Short-term Bank Loans

	As of March 31,
Short-term bank loans from:	2026	2025
Bank of China(1)	$289,939	$551,215
Bank of Beijing(2)	1,449,696	1,378,037
GanZhou Bank(3)	1,377,211	1,376,659
Bank of Communication(4)	1,159,756	1,102,429
Total	$4,276,602	$4,408,340

(1)	In March 2025, Jiangxi Ruanyun entered into a one-year loan agreement with Bank of China for RMB4,000,000 ($0.6 million) at an annual interest rate of 3.10%. This loan was guaranteed by Ms. Yan Fu, the Company’s director and chief executive officer and the chief executive officer of Jiangxi Ruanyun. This loan was repaid on its maturity in March 2026.

(2)	In March 2026, Jiangxi Ruanyun entered into a one-year loan agreement with Bank of China for RMB2,000,000 ($0.3 million) at an annual interest rate of 3.00%. This loan was guaranteed by Ms. Yan Fu, the Company’s director and chief executive officer and the chief executive officer of Jiangxi Ruanyun.

(2)	In May 2024, Jiangxi Ruanyun entered into a one-year loan agreement with Bank of Beijing for RMB10,000,000 ($1.4 million) at an annual interest rate of 4.60%. This loan was repaid on its maturity in May 2025.

(2)	In May 2025, Jiangxi Ruanyun entered into a one-year loan agreement with Bank of Beijing for RMB10,000,000 ($1.5 million) at an annual interest rate of 3.60%. This loan was guaranteed by Ms. Yan Fu, the Company’s director and chief executive officer and the chief executive officer of Jiangxi Ruanyun.

(3)	In November 2024, Jiangxi Ruanyun entered into a one-year loan agreement with GanZhou Bank for RMB9,990,000 ($1.4 million) at an annual interest rate of 3.85%. This loan was also pledged with a property of Jiangxi Ruanyun and guaranteed by Ms. Yan Fu, the Company’s director and chief executive officer and the chief executive officer of Jiangxi Ruanyun. This loan was repaid on its maturity in November 2025.

(3)	In November 2025, Jiangxi Ruanyun entered into a one-year loan agreement with GanZhou Bank for RMB9,500,000 ($1.4 million) at an annual interest rate of 3.85%. This loan was also pledged with a property of Jiangxi Ruanyun and guaranteed by Ms. Yan Fu, the Company’s director and chief executive officer and the chief executive officer of Jiangxi Ruanyun.

(4)	In August 2024, Jiangxi Ruanyun entered into a one-year loan agreement with Bank of Communication for RMB8,000,000 ($1.1 million) at an annual interest rate of 3.35%. This loan was guaranteed by Ms. Yan Fu, the Company’s director and chief executive officer and the chief executive officer of Jiangxi Ruanyun. This loan was repaid on its maturity in August 2025.

(4)	In August 2025, Jiangxi Ruanyun entered into a one-year loan agreement with Bank of Communication for RMB8,000,000 ($1.2 million) at an annual interest rate of 3.00%. This loan was guaranteed by Ms. Yan Fu, the Company’s director and chief executive officer and the chief executive officer of Jiangxi Ruanyun.

Note 9 - Accrued Expenses and Other Current Liabilities

	As of March 31,
	2026	2025
Payroll payable	$236,717	$156,932
VAT and other taxes payable	222,937	245,739
Refundable deposits (1)	265,178	4,136
Funds received on behalf and payable to third-party vendors (2)	979,551	—
Others	917,608	311,520
Accrued expenses and other current liabilities	$2,621,991	$718,327

(1) Refundable deposits were primarily security deposits held for students and campus vendors.

(2) The amounts primarily consist of sales proceeds collected from school dining halls on behalf of third-party merchants pending remittance.

Note 10 - Income Tax

a)	Income tax

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

PRC

The Company’s PRC subsidiary, the VIE and its subsidiaries were incorporated in the PRC and are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. On March 16, 2007, the National People’s Congress enacted a new enterprise income tax law, which took effect on January 1, 2008. The law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. For the years ended March 31, 2026 and 2025, Jiangxi Alphabet, Shenzhen Ruanyun, Huizuoye, Ruanyun Zhitou and WFOE were qualified as “Small Enterprise with Low Profit” entities in accordance with PRC tax laws. Jiangxi Yunxiaotong, Gongqing Yunxiao, and Chongqing Huizhi were qualified as “Small Enterprise with Low Profit” entities in accordance with PRC tax laws for the year ended March 31, 2026. These entities received a preferential income tax rate of 5%.

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

The components of loss before income taxes are as follows：

	For the Years Ended March 31,
	2026	2025
Non PRC	$—	$—
PRC	(7,885,573)	(519,707)
	$(7,885,573)	$(519,707)

Reconciliation of the differences between PRC statutory income tax rate and the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ effective income tax rate for the years ended March 31, 2026 and 2025 are as follows:

	For the Years Ended March 31,
	2026	2025
Statutory income tax rate	25.00%	25.00%
Increase (decrease) in effective income tax rate resulting from
Preferential tax rate in China(1)	(4.00%)	(12.41%)
Non-deductible expenses	(2.89%)	(3.06%)
Additional deduction of research and development expenses	(2.46%)	(17.84%)
Change in valuation allowance	(15.37%)	8.31%
Effective tax rate	0.28%	—

(1) WFOE and VIE’s subsidiaries Shenzhen Ruanyun, Jiangxi Alphabet and Huizuoye Ruanyun Zhitou and WFOE were subject to a favorable tax rate of 5% for the years ended March 31, 2026 and 2025. Jiangxi Yunxiaotong, Gongqing Yunxiao, and Chongqing Huizhi were subject to a favorable tax rate of 5% for the years ended March 31, 2026. Jiangxi Ruanyun was recognized as a high-tech enterprise and received a preferential income tax rate of 15%. For the years ended March 31, 2026 and 2025 the tax saving as the result of the favorable tax rate amounted to nil and nil respectively, and per share effect of the favorable tax rate were nil and nil.

b)	Deferred tax assets

The principal components of deferred tax assets and deferred tax liabilities are as follows:

	As of March 31,
	2026	2025
Deferred tax assets
Allowance for doubtful accounts receivables and other receivables	$880,066	$59,881
Operating lease	—	—
Net operating loss carrying forwards	1,792,122	2,139,793
Total deferred tax assets	2,672,188	2,199,674

Deferred tax liabilities
Operating lease right of use assets	—	—

Deferred tax assets	2,672,188	2,199,674
Less: Valuation allowance	(2,672,188)	(2,199,674)
Deferred tax assets, net	$—	$—

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

As of March 31, 2026 and 2025, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries incurred accumulated net operating losses. As of March 31, 2026, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries had net operating loss carry forwards of approximately $7,325,115 derived from entities in the PRC, which can be carried forward per tax regulation to offset future taxable income. The PRC taxable losses will expire from 2023 to 2027 if not utilized.

The management believes that it is more likely than not that the accumulated net operating losses and other deferred tax assets will not be utilized in the foreseeable future. Accordingly, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries have provided full valuation allowance for the deferred tax assets as of March 31, 2026 and 2025.

The changes in valuation allowance for the years ended March 31, 2026 and 2025 are as follows:

	For the Years Ended March 31,
	2026	2025
Balance at the beginning of the year	$2,199,674	$2,283,883
Additions of valuation allowance	472,514	(84,209)
Balance at the end of the year	$2,672,188	$2,199,674

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company does not believe that there was any uncertain tax position as of March 31, 2026 and 2025.

The Company has evaluated the potential applicability of the OECD’s Pillar Two global minimum tax rules, including the Income Inclusion Rule (IIR) and Undertaxed Profits Rule (UTPR). As of the reporting date, the Company is incorporated in the Cayman Islands and conducts substantially all of its operations in PRC. The Company’s annual consolidated revenue is below the €750 million threshold established under the Pillar Two framework. In addition, the PRC has not enacted domestic legislation implementing Pillar Two rules as of March 31, 2026, and the Cayman Islands does not impose corporate income taxes. Accordingly, the Company has concluded that it is not currently subject to the global minimum tax regime, and no top-up tax or related deferred tax impact has been recorded in the consolidated financial statements.

Note 11 - Segment Information

The segments are determined in accordance with the management approach under ASC280. The Company’s CODM, identified as the CEO, regularly reviews financial performance through revenues and gross profit from operations to assess performance and allocate resources. The segment structure is evaluated regularly to ensure consistency with internal management reporting and to reflect any organizational changes or changes in how the CODM allocates resources and evaluates performance.

The Company has concluded that consolidated net loss is the primary measure of segment profitability. The CODM assesses performance for the Company, monitors budget versus actual results, and determines how to allocate resources based on consolidated net loss as reported in the consolidated statements of operations and comprehensive loss. There are no other expense categories regularly provided to the CODM that are not already included in the primary financial statements herein.

For the year ended March 31, 2026:

	Campus and education services	International education & testing	AI application & enterprise solution	Total

Revenue	$6,993,121	$92,189	$396,101	$7,481,411
Cost of sales	(5,402,824)	(43,781)	(150,961)	(5,596,566)
Gross profit	$1,590,297	$48,408	$245,140	$1,883,845

For the year ended March 31, 2025:

	Campus and education services	International education & testing	AI application & enterprise solution	Total

Revenue	$5,841,937	$—	$843,450	$6,685,387
Cost of sales	(2,316,979)	—	(575,537)	(2,892,516)
Gross profit	$3,524,958	$—	$267,913	$3,792,871

Substantially all of the Company’s revenue and long-lived assets are located in the PRC, no geographical segment information is presented.

Note 12 - Equity

Ordinary Shares

When the Company was incorporated in the Cayman Islands on March 11, 2021, 10,000,000,000 (pre-share consolidation) ordinary shares were authorized and 60,000,000 (pre-share consolidation) were issued to the shareholders at a par value of US$0.0001 (pre-share consolidation) each.

Share Consolidation

On October 17, 2022, Ruanyun, with the approval of its board of directors and shareholders, effected a 1-for-2 share consolidation of all of its issued and unissued ordinary shares, or the share consolidation, whereby each two ordinary shares of par value of $0.0001 each were consolidated into one ordinary share of par value of $0.0002 each, following which the share capital of Ruanyun was $1,000,000 divided into 5,000,000,000 shares with a par value of $0.0002 each. Any and all fractional shares were rounded up to the nearest whole share. As of July 20, 2026, 37,280,004 ordinary shares of Ruanyun are issued and outstanding. The Company has retroactively restated all share and per share data for all of the periods presented to reflect the share consolidation.

Initial Public Offering

On April 7, 2025, the Company completed its initial public offering of 3,750,000 ordinary shares at a public offering price of $4.00 per share. On April 17, 2025, the Company received net proceeds from the offering of approximately $12.2 million.

Share based compensation

On November 15, 2025, the Company issued 300,000 ordinary shares to Ms. Wei Hu, the Company’s Chief Financial Officer, as share-based compensation pursuant to the Company’s 2025 Equity Incentive Plan. These shares vested immediately upon issuance. Accordingly, the Company recognized share-based compensation expense of $225,390, representing the fair value of the shares on the grant date, within general and administrative expenses in the consolidated statements of operations and comprehensive loss. On the same date, the Company issued an additional 300,000 ordinary shares to Mr. Xili Huang, a consultant to the Company and a majority shareholder of Jiangxi Yiluyun Technology Co., Ltd. (a related party), as consideration for professional consulting services rendered. The Company recorded a professional services fee of $225,390 based on the fair value of the shares issued, which was recognized as general and administrative expenses in the consolidated statements of operations and comprehensive loss.

Share issuance under equity line of credit

On December 17, 2025, the Company entered into an Equity Purchase Agreement establishing an Equity Line of Credit (the “ELOC”) with ARC Group International Ltd. (“ARC”). Under the terms of the ELOC, the Company holds the unilateral right, but not the obligation, to direct ARC to purchase up to $100,000,000 of the Company’s ordinary shares over a 36-month commitment window. As consideration for ARC’s commitment, the Company issued 1,200,000 ordinary shares, which were recorded at their grant-date fair value of $1,320,000 at $1.10 per share as a credit to equity and capitalized as Deferred Offering Costs within non-current assets. These deferred costs are amortized on a pro-rata basis into Additional Paid-in Capital as a direct issuance cost when drawdowns occur, or expensed immediately in the consolidated statements of operations if the ELOC expires or is terminated before full utilization. As of July 20, 2026, no share sales or drawdowns had occurred, and the capitalized asset remained unamortized at $1,320,000.

As noted in Note 1 “Organization and Principal Activities”, the incorporation and issuance of ordinary shares are part of the reorganization and are presented as if the transaction became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of the Company.

Non-controlling interest

As of March 31, 2026, the Company’s non-controlling interest represented 28.6% equity interest of Jiangxi Alphabet, 49.0% of Huizuoye, 40% equity interest of Chongqing Huizhi and 49% equity interest of Jiangxi Yunxiaotong.

As of March 31, 2025, the Company’s non-controlling interest represented 28.6% equity interest of Jiangxi Alphabet, 35.0% equity interest of Jiangxi Jiaotou Technology Co., Ltd, 49.0% of Huizuoye and 51.0% of Inner Mongolia Mengyun Digital Technology Co., Ltd.

Note 13 - Related Party Balance and Transactions

(a)	Related parties

Name of related parties	Relation with the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries

Ms. Yan Fu	The Company’s director and chief executive officer and the chief executive officer of Jiangxi Ruanyun
Ms. Wei Hu	The Company’s chief financial officer
Mr. Cong Zhao	The Company’s chief technology officer

Mr. Linhua Wan	A management staff member of the Jiangxi Alphabet

Mr. Xili Huang	A majority shareholder of Jiangxi Yiluyun Technology Co., Ltd.

Nanchang Institute of Science & Technology	The legal representative of Nanchang Institute of Science & Technology is also a shareholder of Jiangxi Ruanyun

AI Soft Cloud LLC	Mr. Cong Zhao, the Company’s chief technology officer, is the legal representative

Link Door Smart Company	Ms. Yan Fu, the Company’s chief executive officer, is the majority shareholder and Mr. Cong Zhao, the Company’s chief technology officer, is the minority shareholder

(b)	The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries had the following related party balances as of March 31, 2026 and 2025:

	As of March 31,
	2026	2025
Accounts receivable, net from related party:
Nanchang Institute of Science & Technology(4)	$332,391	$—

Amount due from related parties:
Mr. Cong Zhao(1) (2)	$21,745	$—
Ms. Xing Xie(1)	—	5,512
Mr. Xili Huang(1)	—	5,898
	$21,745	$11,410
Amount due to related parties:
Ms. Yan Fu(3)	$45,540	$43,289
Nanchang Institute of Science & Technology (5)	12,942	—
Total	$58,483	$43,289

(1) All balances with the related parties as of March 31, 2026 and 2025 were unsecured, interest-free and had no fixed terms of repayments.

(2) The amounts due from Mr. Cong Zhao were advances made for a business project, which were repaid in full as of the date of the filing of this annual report with the SEC.

(3) The amounts due to Ms. Yan Fu primarily consisted of (1) the operating lease expenses paid on behalf of the Company by Ms. Yan Fu and (2) sales commissions owed her.

(4) The accounts receivable balance as of March 31, 2026 is presented net of a $9,985 allowance for credit losses. This allowance, together with the $1,742,065 addition to the allowance for third-party accounts receivable shown in Note 4, reconciles to the $1,752,050 provision for credit losses presented in the consolidated statement of cash flows. As of July 20, 2026, approximately $0.15 million, or 45%, of the net accounts receivable balance from Nanchang Institute of Science & Technology as of March 31, 2026 had been collected.

(5) The amounts due to Nanchang Institute of Science & Technology primarily consisted of the utility expenses paid on behalf of Jiangxi Yunxiaotong.

(c)	The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries had the following related party transactions for the years ended March 31, 2026 and 2025:

		For the Years Ended
	Nature	March 31, 2026	March 31, 2025
Nanchang Institute of Science & Technology	Sales made during the year	$815,372	$—
AI Soft Cloud LLC	Sales made during the year	$710,280	$—
Link Door Smart Company	Sales made during the year	$532,055	$—
Ms. Wei Hu	Share-based compensation	$225,390	$—
Mr. Xili Huang	Share-based compensation	$225,390	$—

Note 14 - Commitments

a)	Operating lease commitments

The short-term leases of the Company mainly consisted of office leasing. As of March 31,2026, the minimum future commitments under these agreements are as follows:

For the year ending March 31,	Operating Leases

2027	55,174
Total	55,174

b)	Capital and other commitments

The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries did not have material capital and other commitments as of March 31, 2026.

Note 15 - Subsequent Events

On April 1, 2026, Jiangxi Ruanyun entered into a license agreement with Link Door Smart Company, or Link Door, a Saudi Arabia based entity 75% owned by Ms. Yan Fu, the Company’s chief executive officer, and 25% owned by Mr. Cong Zhao, the Company’s chief technology officer, to deploy the HanLink platform in Saudi Arabia for a fixed license fee of RMB 10,000 for the initial customer arrangement.

On April 7, 2026, the Company completed an equity financing to issue and sell a total of 1.73 million ordinary shares at the price of $1.00 per share for gross proceeds of approximately $1.73 million.

On April 30, 2026, the Company established Formind Global Holdings Sdn. Bhd., a wholly owned subsidiary registered in Malaysia, in connection with its international expansion initiatives.

On May 8, 2026, Jiangxi Ruanyun entered into a one-year loan agreement with Bank of Beijing for RMB9,800,000 ($1.4 million) at an annual interest rate of 3.15%. This loan was guaranteed by Ms. Yan Fu, the Company’s director and chief executive officer and the chief executive officer of Jiangxi Ruanyun.